ENERPAC TOOL GROUP

2025 ANNUAL REPORT

RAISING THE BAR


ENERPAC
TOOL GROUP



"DTA ADDS THE HIGHLY COMPLEMENTARY HORIZONTAL MOVING CAPABILITY
to our existing vertical Heavy Lifting Technology, and Enerpac's operational discipline and global commercial footprint has helped improve throughput at DTA's facility and drive growth."

- PAUL STERNLIEB, PRESIDENT & CEO

CORPORATE PROFILE

Enerpac Tool Group Corp. is a premier industrial tools, services, technology, and solutions provider serving a broad and diverse set of customers and end markets for mission-critical applications in more than 100 countries. The Company makes complex, often hazardous jobs possible safely and efficiently. Enerpac Tool Group's businesses are global leaders in high-pressure hydraulic tools, controlled force products, and solutions for precise positioning of heavy loads that help customers safely and reliably tackle some of the most challenging jobs around the world.

EPAC
LISTED
NYSE

$617M
FY2025
Revenue

$154M
FY2025
Adj. EBITDA*

+5%
FY2025
Revenue Growth

~$2.2B
Market Cap**

~2200
Global
Employees

115
Years of
History

~800
Distributors

100+
Countries
Served

GLOBAL LEADER IN INDUSTRIAL TOOLS & SERVICES

PRODUCTS

Cylinders/jacks, pumps, bolting tools, presses, pullers, tools, Heavy Lifting Technology (HLT), remote and automated guided vehicles

SERVICE AND **RENTAL**

Bolting, machining, joint integrity

DIVERSIFIED CUSTOMER BASE

Specialty dealers
National distribution
Large OEMs

EXTENSIVE GLOBAL DISTRIBUTION

~800 long-standing distribution relationships

FY2025 REVENUE MIX



~19% Service

~81% Product

*See appendix for a reconciliation of these measures to comparable measures under U.S. generally accepted accounting principles.
**As of December 11, 2025

Enerpac Tool Group

STRONG FINANCIAL RESULTS

Enerpac Tool Group posted record revenue in FY2025 as a pure-play industrial tools and solutions company, delivering a robust adjusted EBITDA margin* of nearly 25 percent, with opportunity for further improvement in the coming years.

FISCAL-YEAR TRENDS

NET SALES ($M) AND ORGANIC GROWTH**



GROSS PROFIT MARGIN



ADJ. EBITDA ($M) AND MARGIN*



ADJUSTED EPS*



FREE CASH FLOW ($M)*



FY2025 IT&S REVENUE BY REGION



Enerpac Tool Group

*See appendix for a reconciliation of these measures to comparable measures under U.S. generally accepted accounting principles.
**Organic growth is a non-GAAP measure and excludes the impact of foreign exchange rates, and recent acquisitions and dispositions identified in the reconciliation of GAAP to non-GAAP measures attached in the appendix.

RAISING THE BAR

GROWTH STRATEGY PROGRESS UPDATE

EXPANSION IN TARGETED **VERTICAL MARKETS**

- Invested in people and resources to grow vertical market-focused selling through key account management
- Continued to grow in infrastructure end market through new product rollouts, improved commercial execution, and investments in our Heavy Lifting Technology (HLT) business

DIGITAL TRANSFORMATION

- Grew ecommerce revenue 32% year-over-year, delivering a 68% CAGR FY2021-25
- Enhanced the Enerpac Connect® digital app, including addition of product registration features to enable customer tracking of products

CUSTOMER-DRIVEN **INNOVATION**

- Launched several new products including a new line of Core High-Tonnage Cylinders, RRH Cylinder line for bridge launching, Mining MRO toolkits, new TL248 Track Lift System, and BTW calibration stations
- Introduced safer, more controlled product alternatives by adapting existing solutions for new applications, such as our Wooden Structure Pin Puller for timber railroad bridges

EXPANSION IN **ASIA PACIFIC**

- Continued expansion of our sales coverage across key regional markets, which contributed to double-digit growth in India
- Increased our channel coverage, especially in key vertical markets, to reach more end customers

FY2025 ACCOMPLISHMENTS

 Sustained excellent safety record with a 0.53 Total Case Incident Rate

 Returned ~$71 million to shareholders through our share repurchase program and dividends

 Continued global roll-out of Enerpac Commercial Excellence (ECX)

 Completed the successful integration of DTA with excellent cross-selling opportunities

 Achieved 32% ecommerce year-over-year sales growth

 Successfully launched five new products through continued execution of customer-driven innovation program

 Achieved record revenue since the relaunch of Enerpac Tool Group in 2019 with Adjusted EBITDA margin* of 24.9%

 Relocated company headquarters to downtown Milwaukee, WI, which includes a state-of-the-art Innovation Lab that expands our new product development capabilities

*See appendix for a reconciliation of these measures to comparable measures under U.S. generally accepted accounting principles.

Enerpac Tool Group

BUILDING ON COMMERCIAL SUCCESS

Our commercial efforts have seen great success in recent years, and two of these—ecommerce growth and Enerpac Commercial Excellence (ECX)—expanded greatly in FY2025 to build on existing momentum. The ECX rollout and ecommerce growth reflect a move towards stronger sales execution, global commercial consistency, and adoption of direct-to-customer digital sales channels.

ECOMMERCE GROWTH

We are investing in modernizing and enhancing our ecommerce technology to build on recent significant growth and accelerate online sales.

 In FY2025 our digital marketing and ecommerce efforts continued and delivered exceptional year-over-year growth of 32% in global online sales

 Implemented additional ecommerce features for European markets to drive further traffic and transaction volumes

 Expanded ecommerce availability to Australia, further strengthening our go-to-market capabilities

EXPANDING THE ECX COMMERCIAL PROCESS

The Enerpac Commercial Excellence (ECX) program is a consistent commercial approach driven by focused sales activity and results in a winning culture driven by data, discipline, and collaboration. The goal of ECX is to deliver more predictable performance to drive sustained revenue growth.

Portfolio Planning
Driving focused attention for upcoming sales periods through intentional, regular, and structured review of our channel partners and strategic end-users

Account Planning
Building and deploying clear objectives and action items to ensure success in achieving sales targets by customer account

Sales Activity Tracking
Deploying comprehensive tracking of all key sales activities and visit reports to actively monitor opportunities and progress

Funnel Management
Executing standard processes and enhanced analyses for sales opportunities from "prospect" to "win"



STRONG INVESTMENT POTENTIAL

Enerpac Tool Group offers exceptional value as a market share leader in a ~$4.5 billion, highly-fragmented addressable market. We provide a premium product and service portfolio with significant breadth and depth, driving highly attractive gross margins. Enerpac is known for quality, durability, reliability, and safety, and has a strong brand position and an exceptional channel partner network of ~800 distributors, enabling true global coverage. The company's strong balance sheet (0.3x net debt/adjusted EBITDA* as of August 31, 2025) and solid free cash flow generation enables a balanced capital allocation approach with investments in organic growth and strategic M&A, along with opportunistic share repurchases and dividends that returned $71 million to shareholders in FY2025.



PREMIER INDUSTRIAL SOLUTIONS PROVIDER

serving a broad and diverse set of customers globally for mission-critical applications



EXCEPTIONAL CHANNEL PARTNER NETWORK

built over decades, creates a competitive moat and enables truly global coverage



WELL-DEFINED ORGANIC GROWTH STRATEGY

focused on expansion in targeted vertical markets, digital transformation, customer-driven innovation, and expansion in Asia Pacific



POWERING ENERPAC PERFORMANCE (PEP) DRIVES CONTINUOUS IMPROVEMENT

initiatives enabling further margin expansion



STRONG BALANCE SHEET & SOLID FREE CASH FLOW GENERATION

enables a balanced capital allocation approach: investments to drive organic growth, strategic M&A, and opportunistic share repurchases



PEP (Powering Enerpac Performance) continues to drive process standardization and simplification for maximum economies.



Accelerating Growth
Execution and monitoring of growth strategy



Optimizing Operations
Continuous improvement projects in procurement, logistics, and manufacturing



Minimizing Inefficiencies
Continuing to streamline SG&A through increased efficiency and productivity



Standardizing Processes
Driving further global standardization and simplification leveraging 80/20 framework



Driving Sprint Projects
Focused execution to deliver rapid improvements



Solving Challenges
Structured problem-solving approach to determine true root-cause and implement countermeasures

*See appendix for a reconciliation of these measures to comparable measures under U.S. generally accepted accounting principles.

Enerpac Tool Group

CEO LETTER

PAUL STERNLIEB
PRESIDENT AND CHIEF EXECUTIVE OFFICER



Dear Fellow Shareholders:

As I look back at Fiscal Year 2025 (FY2025), I am proud of our team, our many achievements, and the fundamentals that truly differentiate Enerpac Tool Group. Notably, we posted record revenue since becoming a pure-play industrial tools and solutions company, delivering a robust adjusted EBITDA margin* of nearly 25 percent, with opportunity for further improvement in the coming years.

Along the way we continued to advance our innovation and new product strategy, successfully integrated our recently-acquired DTA business, grew our ecommerce business for the fourth consecutive year, further enhanced our Enerpac Commercial Excellence (ECX) program, and repurchased a total of $69 million in Enerpac Tool Group stock. We also made investments and took actions, such as improvements in automated manufacturing capabilities and information technology, to continue to enhance our business operations and the power of the Enerpac brand for the future. We were able to achieve all of this in what was a challenging and dynamic environment, marked by ongoing weakness in the industrial sector, a new tariff regime, and widespread economic uncertainty.

FISCAL YEAR 2025 FINANCIAL RESULTS

Enerpac Tool Group posted record revenue since its relaunch in 2019 focusing on industrial tools, maintained industry-leading margins, and generated strong cash flow. Our FY2025 revenue of $617 million increased 5 percent year-over-year and on an organic** basis we grew 1 percent, as we benefited from multiple strategic initiatives and continued strong performance at Cortland Biomedical.

In our Industrial Tools and Services (IT&S) business, revenue increased 1 percent organically

FY2025 REVENUE GROWTH				
	FY25 NET SALES	FY24 NET SALES	CHANGE	ORGANIC GROWTH**
INDUSTRIAL TOOLS & SERVICES (IT&S)	$596	$571	4.3%	0.5%
IT&S PRODUCT	$479	$456	5.1%	0.3%
IT&S SERVICE	$117	$116	1.1%	1.3%
OTHER (CORTLAND BIOMEDICAL)	$21	$18	14.8%	14.8%
ENERPAC TOOL GROUP	$617	$590	4.6%	1.0%

for the year. Including DTA, IT&S revenue increased 4 percent, with 5 percent growth in product sales and 1 percent growth in service. We delivered growth in two of our three regions in FY2025, with low single-digit growth in the Americas and strong, high single-digit growth in Asia Pacific. We believe this represents another year of share gains across Enerpac as a whole.

Through Powering Enerpac Performance (PEP), we also continued to make progress in improving our operating efficiency. In FY2025, adjusted SG&A* improved by 80 basis points to 26.8 percent of revenue as compared to 27.6 percent in FY2024. We continued to focus on optimizing SG&A productivity, including standardizing and automating processes and leveraging our lower cost centers of excellence. Overall, Enerpac has made meaningful progress over the last few years in improving

*See appendix for a reconciliation of these measures to comparable measures under U.S. generally accepted accounting principles.
**Organic growth is a non-GAAP measure and excludes the impact of foreign exchange rates, and recent acquisitions and dispositions identified in the reconciliation of GAAP to non-GAAP measures attached in the appendix.

gross margin — shifting from mid-40s to around 50-percent. This is a result of productivity initiatives, a cleaner product/service mix, and more discipline in pricing.

Altogether, our team managed through a complex and dynamic environment to deliver full-year adjusted EBITDA* growth of 4 percent to $154 million, representing a margin of 24.9 percent. The Company delivered adjusted earnings per share* of $1.81, compared with $1.72 in FY2024, an increase of 5 percent. Moreover, we also delivered free cash flow* of $92 million in FY2025, representing a conversion rate of 97 percent of net earnings and growth of 32 percent over FY2024.

COMMITTED TO OUR CAPITAL ALLOCATION STRATEGY

In recent years we've aimed to deploy our financial resources in a diversified but disciplined way: investing in the business, pursuing strategic acquisitions, maintaining a strong balance sheet, and returning capital to shareholders. In FY2025, our financial strength provided ample flexibility, ending the year with very low leverage (net-debt/Adj. EBITDA* ~0.3×) and strong liquidity available to fund multiple priorities. At the same time, Enerpac has committed to returning capital to shareholders — most visibly via share repurchases. Since 2022, we've repurchased roughly 9 million shares, and in FY2025 alone we returned $69 million via share repurchase.

Even with capital deployed for share repurchase and acquisitions, we retained substantial capital capacity to support opportunistic M&A or other strategic initiatives. This allocation strategy has and will continue to be integral to delivering long-term value: balancing reinvestment in the core business and growth opportunities while rewarding shareholders — all while preserving a strong balance sheet and the ability to act when attractive acquisition or investment opportunities emerge.

NEW GLOBAL HEADQUARTERS

In early 2025, we relocated our company headquarters from Menomonee Falls to the Enerpac Center in downtown Milwaukee, Wisconsin – just a few blocks from our company's original offices 115 years ago. With our team having spent nearly a year in our new facility, it is clear that the move has achieved our goal of creating a more vibrant environment and collaborative culture; it is one that inspires our teams to advance customer-driven innovation, achieve continuous improvement, and successfully execute our growth strategy.


ENERPAC
TOOL GROUP
The relocation of Enerpac Tool Group's global headquarters included the renaming of the downtown Milwaukee building to the Enerpac Center

A NEW GLOBAL INNOVATION LAB AND REVAMPED INNOVATION PROCESS

Over the past several years, Enerpac has invested in identifying and producing new and differentiated products in the marketplace. The market reception for these products has encouraged us to accelerate our innovation investments. With our revamped innovation process—one based on listening to and working together with customers to build solutions to address their challenges—we have further enhanced our new product pipeline while continuing to focus on commercialization of recently launched products. And in FY2025, we successfully launched an additional five new products in the marketplace.

*See appendix for a reconciliation of these measures to comparable measures under U.S. generally accepted accounting principles.

With our relocation to the Enerpac Center in downtown Milwaukee, we also invested in a new Global Innovation Lab, dedicating a significant portion of our new headquarters to take our capabilities and products to the next level. We added a host of new assets, enabling our team to innovate even faster than before, with far less reliance on outside vendors. In fact, design iterations that could sometimes take a month or more can be accomplished as little as one week, or even one day. We believe this ability to more quickly see and make decisions on new product design provides a further competitive advantage for Enerpac.



The new Innovation Lab allows our designers and engineers to iterate at a more rapid pace

CONTINUED GLOBAL CHANNEL OPTIMIZATION

As part of our strategic initiatives, we further optimized our global distributor base to approximately 800 channel partners in FY2025. This 80/20 approach is meant to concentrate resources on the distribution partners delivering the highest value and best alignment with Enerpac's brand and quality standards, while also maintaining sufficient global coverage. Through this continued optimization we will also ensure better service and support, and strengthen relationships with key partners — which results in global consistency, quality, and customer trust in Enerpac.

DTA INTEGRATION

Our recently acquired Madrid-based DTA business had a strong year, delivering FY2025 revenue of approximately $20 million. DTA adds the highly complementary horizontal moving capability to our existing vertical heavy lifting technology. Enerpac's operational discipline and global commercial footprint has helped improve throughput at DTA's facility and drive growth. Orders at DTA were robust, as our teams have been successfully cross-selling DTA's technology to Enerpac's existing customer base, promoting expansion outside DTA's traditional European home market.



DTA's automated guided vehicles extend Enerpac's Heavy Lifting capabilities to horizontal movement

CONTINUED ECOMMERCE AND ENERPAC COMMERCIAL EXCELLENCE (ECX) SUCCESSES

We continue to be excited by the results of our digital marketing efforts as our ecommerce business posted a fourth consecutive year of strong growth – 32 percent in FY2025. As one of our four key growth strategy pillars, we will continue to invest in the digital marketing efforts that have shown impressive results and strong returns over the last several years. Much of this is the result of our enhanced digital marketing program and initiatives to drive increased website traffic and transaction volumes. These online sales are especially valuable as they allow us to capture additional end user data, which enables meaningful insights for future marketing programs.

We also continued the rollout of our disciplined commercial process, Enerpac Commercial Excellence (ECX). This commercial sales initiative aligns Enerpac's core strategy along with our account-specific objectives to lead our sales activities and drive opportunities. ECX supports Enerpac's continued shift from a product-focused company toward a true solution provider for our end customers, leveraging a more disciplined, data-driven, and growth-oriented commercial process to capture opportunities in our target vertical markets. Throughout FY2025 we expanded this program to the Europe, Middle East, and Africa region and began introduction into our third and final region, Asia Pacific. We look forward to about expanding ECX and making it a truly global standard Enerpac commercial program.

FINAL THOUGHTS

On behalf of the Enerpac Tool Group team, we are committed to delivering on our strategic objectives and creating a truly high-performance company. We are proud of the actions we took in FY2025 to advance Enerpac's competitive position, and we remain excited about the future. I would like to thank my Enerpac Tool Group colleagues across the globe for their ongoing commitment to our customers and partners, and for making Enerpac a premier industrial tools and solutions provider. Finally, on behalf of the Board of Directors and the management team, I would like to thank you, our shareholders, for your continued support of Enerpac Tool Group.

Paul Sternlieb
President and Chief Executive Officer
Enerpac Tool Group Corp.

CORPORATE INFORMATION

Company leadership and contact information

INDEPENDENT DIRECTORS

Alfredo Altavilla
Former Executive Chairman of Italia Transporto Aereo, S.p.A.

Judy L. Altmaier
Former President, Exmark Manufacturing Co.

J. Palmer Clarkson
Former President and CEO, Bridgestone HosePower, LLC

Danny L. Cunningham
Former Chief Risk Officer and Retired Partner of Deloitte & Touche, LLP

E. James Ferland
Former Chairman and CEO of Babcock & Wilcox Enterprises, Inc.

Colleen Healy
Former CFO and Principal Accounting Officer of SailPoint Technologies Holdings, Inc.

Richard D. Holder
CEO of Loparex, LLC

Lynn C. Minella
Former EVP and CHRO of Johnson Controls International plc

Sidney S. Simmons, II
Founder and Principal at Simmons Law

EXECUTIVE OFFICERS

Paul E. Sternlieb
Director, President and Chief Executive Officer

Eric T. Chack
Executive Vice President - Operations

Darren M. Kozik
Executive Vice President, Chief Financial Officer

Noah N. Popp
Executive Vice President, General Counsel and Secretary

Benjamin J. Topercer
Executive Vice President, Chief Human Resource Officer

CORPORATE OFFICE

Enerpac Tool Group
648 N. Plankinton Ave., 4th Floor
Milwaukee, WI 53203-2917
+1.262.293.1500

EXCHANGE

New York Stock Exchange
Ticker Symbol: EPAC

TRANSFER AGENT

EQ Shareowner Services
PO Box 64874
St. Paul, MN 55164
+1.800.468.9716

INDEPENDENT ACCOUNTANT

Ernst & Young
833 East Michigan St.
Milwaukee, WI 53202

INVESTOR RELATIONS

Financial analysts & investors should direct inquiries to:
investor.relations@enerpac.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)**

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)**

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from to   to

Commission File No. 1-11288

ENERPAC TOOL GROUP CORP.

(Exact name of Registrant as specified in its charter)

Wisconsin	**39-0168610**
(State or other jurisdiction of	**(I.R.S. Employer**
incorporation or organization)	**Identification No.)**

648 N. PLANKINTON AVE., 4TH FLOOR

MILWAUKEE, WISCONSIN 53203

Mailing address: P. O. Box 3241, Milwaukee, Wisconsin 53201

(Address of principal executive offices)

(262) 293-1500

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Ticker Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.20 par value per share	**EPAC**	**NYSE**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by checkmark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒   **No** ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐   **No** ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days.   **Yes** ☒   **No** ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   **Yes** ☒   **No** ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   **Yes** ☐   **No** ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.):

Yes ☐   **No** ☒

As of February 28, 2025, the last business day of the registrant's second fiscal quarter, the aggregate market value of the shares of Class A common stock (based upon the closing price on the New York Stock Exchange on February 28, 2025) held by non-affiliates of the Registrant was approximately $2.49 billion.

There were 52,981,546 shares of the Registrant's Class A Common Stock outstanding as of October 13, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the Annual Meeting of Shareholders to be held on February 4, 2026 are incorporated by reference into Part III hereof.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

When used herein, the terms "we," "us," "our," "Enerpac," and the "Company" refer to Enerpac Tool Group Corp. and its subsidiaries.

Reference to fiscal years, such as "fiscal 2025," are to the fiscal year ending on August 31 of the specified year.

Enerpac provides free-of-charge access to our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments thereto, through our investor website, ir.enerpactoolgroup.com, as soon as reasonably practical after such reports are electronically filed with the Securities and Exchange Commission (the "SEC").

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FORWARD LOOKING STATEMENTS AND CAUTIONARY FACTORS

   This annual report on Form 10-K contains certain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. The terms "may," "should," "could," "will," "anticipate," "believe," "estimate," "expect," "objective," "plan," "project" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are subject to inherent risks and uncertainties that may cause actual results or events to differ materially from those contemplated by such forward-looking statements. In addition to the assumptions and other factors referred to specifically in connection with such statements, risks and uncertainties that may cause actual results or events to differ materially from those contemplated by such forward-looking statements include, without limitation, general economic uncertainty, market conditions in the industrial, oil & gas, energy, power generation, infrastructure, commercial construction, truck and automotive industries, supply chain risks, including disruptions in deliveries from suppliers due to political tensions and armed conflicts; impacts from the imposition, or threat of imposition, of tariffs and other trade restrictions, the impact of geopolitical activity, including the invasion of Ukraine by Russia and international sanctions imposed in response thereto, as well as armed conflicts involving the Middle East, including the impact on shipping in the Red Sea, the ability of the Company to achieve its plans or objectives related to its growth strategy, market acceptance of existing and new products, market acceptance of price increases, successful integration of acquisitions, the impact of dispositions and restructurings, the ability of the Company to continue to achieve or maintain operational improvements related to the ASCEND program and other restructuring actions, operating margin risk due to competitive pricing and operating efficiencies, risks related to reliance on independent agents and distributors for the distribution and service of products, material, labor, or overhead cost increases, tax law changes, foreign currency risk, interest rate risk, commodity risk, tariffs, litigation matters, cybersecurity risks, impairment of goodwill or other intangible assets, the Company's ability to access capital markets and other risks and uncertainties that may be referred to or noted in the Company's reports filed with the Securities and Exchange Commission from time to time, including those described under "Item 1A. Risk Factors" of this annual report on Form 10-K. We disclaim any obligation, except to the extent required by applicable law, to publicly update or revise any forward-looking statements as a result of new information, future events or any other reason.

PART I

Item 1. Business

General

   Enerpac Tool Group Corp. is a premier industrial tools, services, technology, and solutions provider serving a broad and diverse set of customers and end markets for mission-critical applications in more than 100 countries. Enerpac Tool Group's businesses are global leaders in providing high pressure hydraulic tools, controlled force products and solutions for precise positioning of heavy loads that help customers safely and reliably tackle some of the most challenging jobs around the world. The Company was founded in 1910 and is headquartered in Milwaukee, Wisconsin. The Company has one reportable segment, the Industrial Tools & Services ("IT&S") Segment. The IT&S segment is primarily engaged in the design, manufacture and distribution of branded hydraulic and mechanical tools and in providing services and tool rental to the refinery/petrochemical; general industrial; industrial maintenance, repair and operations ("MRO"); machining & manufacturing; power generation; infrastructure; mining; and other markets. Financial information related to the Company's reportable segment is included in Note 16, "Business Segment, Geographic and Customer Information" in the notes to the consolidated financial statements. The Company has an Other operating segment, which does not meet the criteria to be considered a reportable segment.

   Our businesses provide an array of products and services across multiple markets and geographies, which results in significant diversification. The IT&S segment and the Company are well-positioned to drive shareholder value through a sustainable business strategy built on well-established brands, broad global distribution and end markets, clear focus on the core tools and services business, and disciplined capital deployment.

Our Business Model

   Our long-term goal is to create sustainable returns for our shareholders through above-market growth in our core business, expanding our margins, generating strong cash flow, and being disciplined in the deployment of our capital. We intend to grow through execution of our organic growth strategy, focused on key vertical markets that benefit from long-term macro trends, driving customer driven innovation, expansion of our digital ecosystem to acquire and engage customers, and an expansion in emerging markets such as Asia Pacific. In addition to organic growth, we also focus on margin expansion through operational efficiency techniques, including Lean, continuous improvement and 80/20, to drive productivity and lower costs, as well as optimizing our selling, general and administrative expenses through consolidation and shared service implementation. We also apply these techniques and pricing actions to offset commodity increases and inflationary pricing. Finally, cash flow generation is critical to achieving our financial and long-term strategic objectives. We believe driving profitable growth and margin expansion will result in cash flow generation, which we seek to supplement through minimizing primary working capital. We intend to allocate the cash flow that results from the execution of our strategy in a disciplined way toward investment in our businesses, maintaining our strong balance sheet, disciplined M&A and opportunistically returning capital to shareholders. We anticipate the compounding effect of reinvesting in our business will fuel further growth and profitable returns.

In March 2022, the Company announced the start of its ASCEND transformation program ("ASCEND"). ASCEND's key initiatives included accelerating organic growth strategies, improving operational excellence and production efficiency by utilizing a Lean approach, and driving greater efficiency and productivity in selling, general and administrative ("SG&A") expense by better leveraging resources to create a more efficient and agile organization. The ASCEND program was completed as of August 31, 2024, with total program costs of $75 million, of which $19 million related to restructuring charges.

Description of Business Segments

Industrial Tools & Services Reportable Segment

IT&S is a global supplier of branded hydraulic and mechanical tools and services to a broad array of end markets, including refinery/petrochemical; general industrial; industrial MRO; machining & manufacturing; power generation; infrastructure; mining; and other markets.

Our primary products include branded tools, cylinders, pumps, hydraulic torque wrenches, highly engineered heavy lifting technology solutions and other tools. Examples of our products include high-force hydraulic and mechanical tools (cylinders, pumps, valves, bolt tensioners, specialty tools and other miscellaneous products), which are designed to allow users to apply controlled force and motion to increase productivity, reduce labor costs and make work safer and easier to perform. These tools operate at very high pressures of approximately 5,000 to 12,000 pounds per square inch. With our products used in a wide variety of end markets, they are often deployed in harsh operating conditions, such as machining, infrastructure maintenance and repair, refining, and petrochemical production, where safety is a key differentiator. As a result, we hold ourselves to a world-class safety standard to protect both our employees and those using our products and services.

On the services side of the segment, our highly trained technicians provide maintenance and manpower services on customer assets to meet their specific needs including bolting, machining, and joint integrity. We also provide rental services for certain of our products.

Our branded tools and services are primarily marketed through the ENERPAC®, HYDRATIGHT®, LARZEP®, SIMPLEX® and DTA the Smart Move® brand names.

The segment delivers products and services primarily through our world-class, global network of distributors, as well as direct sales to OEMs and select end users.

Other Operating Segment

Cortland Biomedical is a full-service biomedical textile product development company and represents the Other operating segment. Cortland Biomedical does not meet the quantitative or qualitative thresholds to be considered a reportable segment and, since the business is not closely related to the IT&S segment, results are not aggregated to be included in the results of the IT&S reportable segment. On July 11, 2023, the Company completed the sale of the Cortland Industrial business (see Note 6, "Discontinued Operations and Other Divestiture Activities" in the notes to the consolidated financial statements). Certain information related to the Other operating segment is disclosed within Note 16, "Business Segment, Geographic, and Customer Information" in the notes to the consolidated financial statements in order to comply with requirements under generally accepted accounting principles in the United States ("US GAAP") to reconcile certain required disclosures to the Consolidated Financial Statements.

Acquisitions and Divestitures

For a summary of recent acquisition and divestiture transactions impacting continuing operations, see Note 5, "Acquisitions" and Note 6, "Discontinued Operations and Other Divestiture Activities", respectively, in the notes to the consolidated financial statements.

International Business

Our products and services are generally available globally, with our principal markets outside the United States being Europe, the Middle East and Asia. In fiscal 2025, we derived 37% of our net sales from the United States, 28% from Europe, 13% from the Middle East, 11% from Asia and 11% from other geographic areas. We have operations around the world that allow us to draw on the skills of a global workforce, provide flexibility to our operations, drive economies of scale, provide revenue streams that may help offset economic trends that are specific to individual countries, and facilitate access to new markets. Although international operations are subject to certain risks, we continue to believe that a global presence is key to maintaining strong relationships with many of our global customers and suppliers. Financial information related to the Company's geographic footprint of our continuing operations is included in Note 16, "Business Segment, Geographic and Customer Information" in the notes to the consolidated financial statements.

Product Development and Engineering

We conduct research and development ("R&D") activities to develop new products and to enhance the functionality, effectiveness, ease of use and reliability of our existing products. We believe that our engineering and research and development efforts have been, and continue to be, key drivers of our success in the marketplace. Our advanced design and engineering capabilities contribute to the development of innovative and highly engineered products, maintain our technological leadership and enhance our ability to provide customers with unique and customized solutions and products. We anticipate that we will continue to make significant expenditures for research and development as we seek to provide new innovative tools and services to grow our market share. R&D costs are expensed as incurred and were $14 million in fiscal 2025, $12 million in fiscal 2024 and $9 million in fiscal 2023.

The Company holds numerous patents and trademarks. While no individual patent is believed to be of such importance that its termination would have a material adverse effect on our business, the termination of certain of our trademarks, including ENERPAC®, HYDRATIGHT®, LARZEP®, SIMPLEX® and DTA the Smart Move®, could have a material adverse effect on our business.

Competition

The markets for our products are highly competitive. We provide a diverse and broad range of industrial products and services to numerous global end markets, many of which are highly fragmented. Although we face larger competitors in several served markets, some of our competition is comprised of smaller companies which may lack the footprint or financial resources to serve global customers. We compete for business principally on the basis of customer service, product quality and availability, and engineering and research and development expertise. In addition, we believe that our cost structure, strategic global sourcing capabilities and global distribution support our competitive position.

Manufacturing and Operations

While we do have manufacturing capabilities including machining and fabrication, our manufacturing consists primarily of light assembly of components we source from a network of global suppliers. We have implemented single piece flow processes in most of our plants which reduces inventory levels, lowers re-work costs and shortens lead times to customers. Components are built to our highly engineered specifications by a variety of suppliers in best-cost locations including various countries in Asia. We have built strong relationships with our key suppliers and, while we single source certain of our components, in many cases there are several qualified alternative sources.

Raw Material Costs, Inflation and Tariffs

We source materials and components from a network of global suppliers. These items are typically available from multiple suppliers. Raw materials that go into the components we source, such as steel, aluminum, plastic resin, brass, steel wire and rubber, are subject to price fluctuations and tariffs, which could have an impact on our results. We have been able to offset the impact of inflation and tariffs with productivity and pricing actions. We continue to manage our supply chain to mitigate ongoing risks associated with the evolving geopolitical and inflationary environments.

Order Backlogs and Seasonality

Our operating segments have a relatively short order-to-ship cycle. We had order backlogs of $54 million and $41 million at August 31, 2025 and 2024, respectively. The increase in our order backlog during the fiscal year was primarily due to continued effort to decrease inventory levels globally. Assuming no significant supply chain constraints arise after the date of this report, substantially all of the backlog at August 31, 2025 is expected to be filled within twelve months.

While we typically experience a stronger second half to our fiscal year, our consolidated sales are not subject to significant seasonal fluctuations.

Percentages of Sales by Fiscal Quarter*

	2025	2024
Quarter 1 (September - November)	24%	24%
Quarter 2 (December - February)	24%	23%
Quarter 3 (March - May)	26%	26%
Quarter 4 (June - August)	27%	27%
	100%	100%

*Amounts may not add to 100% due to rounding.

Human Capital Management

The goal of our human capital management strategy and practices is for Enerpac to be considered an employer of choice, and our initiatives and programs are predicated on making this objective a reality.

The talent that makes up our workforce (approximately 2,100 employees as of August 31, 2025) is critical to the success of our company and the ability to deliver shareholder value. Our talent development framework is built around a robust performance management and development structure. Together with their leaders, employees establish annual goals and objectives that align directly with our organizational commitments. We monitor progress throughout the year, with candid and frequent dialogue encouraged along the way, and a formal check-in process at the mid-year point to facilitate a clear understanding of progress against goals as well as career development for our employees. Semi-annually, our Executive Leadership Team reviews the skills we require to execute our corporate strategy and key role requirements to identify development opportunities for our emerging talent. Annually, we conduct performance review and succession planning, and we promote a long-term career development view by encouraging the creation of unique individual development plans. Training opportunities for all levels of the organization are available and focus on skill, competency and leadership development. We believe in coaching and the sharing of perspectives, and we facilitate mentorship opportunities for the benefit of our workforce. We are committed to devoting the time, resources and planning necessary to maximize the potential of our employees' career development, as well as addressing the future skills needs of our organization.

In 2025, we rolled out Building a Culture of Success: Competencies and Behaviors for Enerpac Employees and Leaders, a very detailed competency model with behavioral guidance that we believe will foster the kind of culture that allows all of our employees to thrive. Launched in July 2025, all our employees will have completed a comprehensive workshop by end of November 2025 to explain what the model is, how to use it, and how it will be used within the organization. In 2026, we will incorporate these competencies in how we how we reward and recognize performance, how we train and promote, and how we evaluate our performance.

We offer competitive compensation and benefits tailored to the geographical markets and industries in which we operate. In the U.S., employees who work more than 30 hours per week are eligible for a comprehensive menu of benefits, including healthcare (health, dental, and vision) coverage, health savings accounts with $500/$1,000 employer funding, dependent care and healthcare flexible spending accounts, company-paid short-term disability, long-term disability, company-paid base life and accidental disability insurance, voluntary life coverage up to 6x annual salary, and spousal and dependent life coverage. Employees are offered thirteen paid holidays, three weeks of paid time off, military leave, a 401(k) retirement plan with a Company match and immediate vesting, access to our employee assistance program, an annual bonus program with broad participation, equity incentive programs, and an employee stock purchase plan that allows employees to buy company shares at a 15% discount (up from 10% in fiscal 2024). Both part time and full-time employees are eligible for adoption assistance and up to 12 weeks of parental leave, of which six weeks are paid for full time employees at an employee's full salary. We offer tuition reimbursement up to $7,000 for associate and undergraduate programs and $9,000 for graduate programs. We also offer a dependent scholarship of up to $2,500 for both part-time and full-time employees. We continue to evaluate enhancements to our compensation and benefit programs in all locations to ensure we remain competitive and meet the needs of our employees.

Employee Safety. The safety, health, and well-being of our employees, contractors, and visitors at our sites globally is our top priority and a principle that is deeply embedded in our culture. Our leaders and employees at all levels embrace our health, safety, security, environment, and quality ("HSSEQ") programs, which translates into an enterprise-wide obligation to provide healthy, safe and productive work environments for our employees and deliver high standards of safety and quality in the products, services and solutions for our customers and end-users. At the heart of our HSSEQ efforts is a desire to foster a culture of continuous improvement and employee empowerment through training, frequent and constructive management engagement, a risk-based evaluation of business activities and behaviors, and the deployment of programs and resources to mitigate those risks. We continually track and report our performance, including thorough reviews of incidents, near-misses, and quality issues; and management accountability and discussion of these improvement opportunities is a cornerstone of all business reviews. We finished the year with a total case incident rate (TCIR) of 0.54, inclusive of DTA. This is an increase year-over-year as fiscal 2024 had a TCIR of 0.50. This puts our performance mid-way between the top 25th percentile and 50th percentile in comparison to the BLS NAICS bracket for Machinery Manufacturing (333) for companies with greater than 1,000 employees.

Executive Officers of the Registrant

The names, ages and positions of all of the executive officers of the Company as of October 17, 2025 are listed below.

Name	Age	Position
Paul E. Sternlieb	53	President and Chief Executive Officer
Darren M. Kozik	48	Executive Vice Present and Chief Financial Officer
Eric T. Chack	47	Executive Vice President - Operations
Noah N. Popp	52	Executive Vice President, General Counsel, Corporate Secretary & Chief Compliance Counsel
Benjamin J. Topercer	48	Executive Vice President and Chief Human Resource Officer

Paul Sternlieb, President and Chief Executive Officer, was appointed President and Chief Executive Officer of the Company in October 2021. Prior to joining the Company, Mr. Sternlieb served as Executive Vice President ("EVP") and President, Protein, at John Bean Technologies Corporation ("JBT") since October 2017. Prior to JBT, Mr. Sternlieb was Group President, Global Cooking in the Food Equipment Group at Illinois Tool Works since 2014. He served as a Vice President & General Manager with Danaher from 2011 to 2014. Before Danaher, he held management roles with the H.J. Heinz Company, a leading food production company, and was a consultant with McKinsey & Company.

Darren M. Kozik was appointed as the Company's Executive Vice President and Chief Financial Officer effective October 28, 2024. Prior to joining the Company, Mr. Kozik served as Senior Vice President—Global Corporate Finance of ManpowerGroup, a leading global workforce solutions company, after having served as Senior Vice President—North America Finance and Shared Services of ManpowerGroup from August 2018. Prior to ManpowerGroup, from May of 2016 to August of 2018, Mr. Kozik served first as the Chief Financial Officer of Mortara Instrument, and subsequently as Vice President and General Manager for the business. Mr. Kozik started his career at General Electric in 1999 and worked in roles of increasing scope and global responsibility, ending as the Chief Financial Officer of the Global Ultrasound business unit of GE Healthcare in 2016.

Eric T. Chack, Executive Vice President - Operations, joined the Company in July 2024 and leads all aspects of Enerpac's global operations, including oversight for manufacturing, procurement, logistics, continuous improvement, quality, and reliability. Prior to joining Enerpac, from November 2021 to July 2024, Mr. Chack was SVP Supply Chain for Mohawk Industries. Before his time at Mohawk, from January 2018 to July 2021, Mr. Chack was SVP Global Operations & Supply Chain for Briggs & Stratton and held global operations leadership roles at SPX Corporation and IDEX Corporation. He has extensive experience building, developing, and optimizing the performance of world-class operations teams. In addition, he served as an Infantry Officer in the Marine Corps.

Noah N. Popp, Executive Vice President, General Counsel, Corporate Secretary & Chief Compliance Counsel, joined the Company in July 2025. Before joining the Company, Mr. Popp served as Regional General Counsel-Americas and Corporate Secretary of JBT Marel Corporation since September 2014, having served over the prior ten years in various in-house legal counsel positions with Kraft Foods Group, Inc., TMK IPSCO, Reyes Holdings L.L.C. and IPSCO Inc.

Benjamin Topercer, Executive Vice Principal and Chief Human Resource Officer, joined the Company in February 2022 and leads the global human resources function, including our global HSSEQ organization, as well as our communications function. From June 2016 until he joined Enerpac, Mr. Topercer was the Chief Human Resource Officer for Vantage Specialty Chemicals, a manufacturer of specialty chemicals and ingredients included in consumer and industrial products. Prior to joining Vantage, he served in various human resources management roles for Premier Farnell Corporation, a distributor of electronic components, including as Global Head of HR for its sales, marketing, e-commerce and technology groups and specified business units, from September 2013 to June 2016. Prior to that, Mr. Topercer served as Director, Human Resources for Eaton Corporation, and its predecessor, Cooper Industries, from July 2011 to September 2013. Prior to that, he served in positions of progressive responsibility in the human resources group of Henkel Corporation from September 2004 to July 2011 and at Rexam Sussex from March 2000 to September 2004.

Item 1A.   Risk Factors

The risks and uncertainties described below are those that we have identified as material but are not the only risks and uncertainties facing the Company. If any of the events contemplated by the following risks occurs, our business, financial condition, or results of operations could be materially adversely affected. Additional risks and uncertainties not currently known to us, or that we currently believe are immaterial, also may adversely impact our business, including our ability to execute our strategic growth and profitability objectives.

Risks Related to Economic Conditions

Supply chain issues, including shortages of adequate component supply or that increase our costs or cause delays in our ability to fulfill orders, or a failure by us to estimate customer demand properly, could have an adverse impact on our business and operating results and our relationships with customers.

We rely on our supply chain for components and raw materials to manufacture our products and provide services to our customers. We may experience a reduction or interruption in supply due to factors beyond our control, including as a result of geopolitical conflicts and the imposition of international sanctions in response thereto, a significant natural disaster, pandemics, or shortages in global freight capacity. Our vendors may be unable or unwilling to meet our demand for raw materials or components, or significantly increase lead times for deliveries, which we may be unable to offset through alternate sources of supply, Further, vendors may impose significant increases in the price of critical components and raw materials that we may be unable to pass along to our customers. In addition, a failure by us to appropriately forecast or adjust our requirements for components or raw materials based on our business needs and volatility in demand for our products may impact our ability to timely procure raw materials and components necessary to maintain desired productivity in our operations. These supply chain issues, and others, could materially adversely affect our business, operating results, and financial condition and could materially damage customer relationships.

We procure certain components for our products from single or limited suppliers. In the event of supply disruptions from these suppliers, we may not be able to diversify our supply base for such components in a timely manner or may experience quality issues with alternate sources. Further, we procure a portion of our components from suppliers located in China, and we are therefore exposed to potential disruptions in deliveries from these suppliers due to political tensions with China, including tariffs and other trade restrictions; geopolitical risks; energy shortages or other causes. Our growth and ability to meet customer demand depend in large part on our ability to obtain timely deliveries of components and raw materials from our suppliers, and significant disruptions in their supply could materially adversely affect our business, operating results, and financial condition and could materially damage customer relationships.

We have in the recent past experienced supply shortages and inflationary pressures for certain components and raw materials that were important to our manufacturing process. Growth in the global economy may exacerbate these pressures on us and our suppliers, and we expect these supply chain challenges and cost impacts may continue to impact us in the future. Although we have generally secured additional supply from existing or alternate suppliers or taken other mitigating actions when such disruptions have occurred in past periods, there is no guarantee we can continue to do so in the future, and our business, results of operations, and financial condition could be adversely affected. When facing component supply-related challenges, we may also increase our inventories and purchase commitments to shorten lead times and increase the likelihood of maintaining adequate inventories to meet customer expectations. If the demand for our products is less than our expectations or if we otherwise fail to anticipate customer demand properly, an oversupply of components could result in inventory levels that could also lead to significant excess and obsolete inventory charges and adversely affect our operating and financial results.

Deterioration of, or instability in, the domestic and international economy and challenging end-market conditions could impact our ability to grow the business and adversely impact our financial condition, results of operations and cash flows and our ability to execute our strategy.

Our businesses and operating results have been, and will continue to be, affected by domestic and international economic conditions. The level of demand for our products is affected by general economic and business conditions in our served end markets. A substantial portion of our revenues is derived from customers in cyclical industries (such as the industrial and oil & gas sectors) that typically are adversely affected in periods of economic contraction or volatility. In such periods, our customers may experience deterioration of their businesses, which may reduce or delay our sales. We have experienced contraction and challenging demand conditions in many of our served markets historically, and it is reasonably possible that we could experience such conditions in the future, which may adversely affect our financial condition, results of operations and cash flows and our ability to execute our strategy.

Disruptions in global oil markets have adversely affected our business and results of operations and similar events in the future may adversely affect our business and results.

A portion of our revenues is derived from customers in the midstream and downstream oil & gas industry. Disruptions in the global oil & gas markets (such as those due to the Ukraine/Russia conflict and the resulting international sanctions and the armed conflicts in the Middle East) and other changes in demand for oil can negatively affect oil prices and negatively affect cash flows for many of those customers. This has resulted in, and in the future could result in, lower capital expenditures and project modifications, delays or cancellations by those customers, reducing the demand for certain of our products serving that end market, which could adversely affect our results of operations and financial condition.

Uncertainty over global tariffs, or the financial impact of tariffs, may negatively affect our results.

Changes in U.S. domestic and global tariff frameworks have increased our costs of producing goods and resulted in additional risks to our supply chain. We have developed and implemented strategies to mitigate previously implemented and, in some cases, proposed tariff increases, but there is no assurance we will be able to continue to mitigate prolonged tariffs. In the past year, the U.S. government has imposed significant tariffs impacting a wide variety of goods across multiple countries and indicated that additional tariffs may be imposed in the near future. In response, some countries have announced or imposed tariffs on goods made in the U.S, along with other trade restrictions, such as export restrictions on certain goods, including critical minerals, produced in their countries. These actions could depress demand for our products or increase the cost to manufacture our products, which may affect the competitiveness of our products relative to manufacturers not affected by such actions. Moreover, protracted trade disputes and uncertainty with respect to tariffs and trade agreements can adversely affect general economic conditions. All of these outcomes could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Risks Related to Our Business and Operations

Logistics challenges, including global freight capacity shortages, could increase our freight costs or cause delays in our ability to fulfill orders and could have an adverse impact on our business and operating results.

The Company's ability to import products in a timely and cost-effective manner has been, and may continue to be, adversely affected by shortages of freight capacity, delays at ports, port strikes, and other issues that otherwise affect transportation and warehousing providers. For example, the armed conflicts in the Middle East and the associated attacks on commercial ships in the Red Sea have caused global increases in shipping costs, as well as significant delays for some shipments. Globally, the shipping industry faces other challenges, including labor disputes at major ports and railways and weather-related disruptions, such as droughts in Panama reducing capacity in the Panama Canal. These issues could delay the delivery of our products or require the Company to locate alternative ports or warehousing providers to avoid disruption to customers. These alternatives may not be available on short notice or could result in higher freight and logistics costs, which could have an adverse impact on the Company's business and financial condition.

We face collection risk for receivables in foreign jurisdictions.

We sell products and services through distributors and agents. In certain jurisdictions, those third parties represent a significant portion of our sales in their respective country. Collection times for receivables in many foreign jurisdictions may often be substantially longer than those in the United States (though typically less than one year). Further, for certain of our services business agency relationships, we utilize intermediary agents and are dependent on our agents to collect payment on our behalf. The indirect sales channels expose us to the credit risk of both our channel partners and end customers and increase the risk of delayed payments or uncollectible balances, which has occurred in the past and may occur again. A liquidity event or dispute involving one of our channel partners may adversely affect our results of operations and financial condition.

If we fail to retain the agents and distributors upon whom we rely to market our products and services, we may be unable to effectively market our products and services and our revenue and profitability may decline.

The marketing success of many of our businesses in the U.S. and abroad depends largely upon our independent agents' and distributors' sales and service expertise and relationships with customers in our end markets. Many of these agents have developed strong ties to existing and potential customers because of their detailed knowledge of our products. A loss of a significant number of these agents or distributors, or of a particular agent or distributor in a key market or with key customer relationships, could significantly inhibit our ability to effectively market our products, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Cybersecurity vulnerabilities, threats and more sophisticated and targeted computer crime could pose a risk to our systems, networks, operations, products, solutions, services and data.

Increased global cybersecurity threats, computer viruses and more sophisticated and targeted cyber-related attacks pose risks to our systems, networks and operations. Similarly, cybersecurity failures resulting from human error, vulnerabilities and technological errors, including the errors of third-party software providers, can also pose a risk to our systems, including third-party vendor operated systems, operations and products and potentially those of our business partners. An attack or information system failure also could result in losses due to an inability to recover lost data; software and key documentation; ransomware payments; security breaches; theft; lost or corrupted data; misappropriation of sensitive, confidential or personal data or information; loss of trade secrets and commercially valuable information; reputational harm, including loss of confidence by our customers, suppliers and employees in our ability to adequately protect their information; fines; and production downtimes and operational disruptions. The development and adoption of generative artificial intelligence ("AI") technologies exacerbates these risks and may give rise to new tools for threat actors to attack and disrupt our systems.

We attempt to mitigate these risks by employing measures including employee training, network monitoring and testing, maintenance of protective systems, contingency planning, and the engagement of third-party experts, but we remain potentially vulnerable to additional known or unknown threats. We anticipate that meaningful investments in our operating technology infrastructure will be necessary as we continue to evaluate our vulnerabilities and take actions to safeguard our systems. Further, while we currently maintain insurance coverage that, subject to its terms and conditions, is intended to address costs associated with certain aspects of cybersecurity incidents and information systems failures, this insurance coverage may not, depending on the specific facts and circumstances surrounding an incident, cover all losses or all types of claims that arise from an incident, or the damage to our reputation that may result from an incident. There is no assurance the financial or operational impact from such threats or events will not be material.

We may not be able to maintain operational improvements from our ASCEND transformation program and from restructuring actions.

As of August 31, 2024, ASCEND, a transformation program focused on driving accelerated earnings growth and efficiency across the business with the goal of delivering improved annual operating profit was completed, with total program costs of $75 million. The ASCEND program focused on accelerating organic growth strategies, improving operational excellence and production efficiency by utilizing a lean approach and driving greater efficiency and productivity in selling, general and administrative expenses. In addition, we implemented other plans that incurred restructuring costs to eliminate redundancies in our corporate or regional structures, eliminate excess capacity in our facilities as a result of integration of acquisitions or divestitures of product lines, and eliminate product or service lines that did not meet targeted profitability metrics. Although we expect that the improved operating profit, cost savings and realization of efficiencies from these programs will continue to provide annual benefits, we may not fully maintain these improvements (see Note 3. "ASCEND Transformation Program" and Note 4, "Restructuring Charges," in the notes to the consolidated financial statements and "Business Update" within Item 7 for further discussion of the ASCEND program and other current restructuring activities).

A material disruption at a significant manufacturing facility could adversely affect our ability to generate sales and result in increased costs that we cannot recover.

Our financial performance could be adversely affected due to our inability to meet customer demand for our products or services in the event of a material disruption at one of our significant manufacturing or services facilities. Equipment failures, natural disasters, health issues (including pandemics), power outages, fires, explosions, terrorism, adverse weather conditions, labor disputes or other events could create a material disruption. Interruptions to production could increase our cost of sales, harm our reputation and adversely affect our ability to attract or retain our customers. Our business continuity plans may not be sufficient to address disruptions attributable to such risks. Any interruption in production capability could require us to make substantial capital expenditures to remedy the situation, which could adversely affect our financial condition and results of operations.

Our business operates in highly competitive markets, so we may be forced to cut prices or incur additional costs.

Our business generally faces substantial competition, domestically and internationally, in our end markets. We may lose market share in certain businesses or be forced to reduce prices or incur increased costs to maintain existing business. We compete globally on the basis of product design, quality, availability, performance and customer service. Present or future competitors in our markets may have new technologies or more attractive products and services or greater financial, technical or other resources which could put us at a competitive disadvantage. In addition, some of our competitors may be willing to reduce prices and accept lower margins to compete with us.

Our international operations pose political, currency and other risks.

We expect sales from and into foreign markets to continue to represent a significant portion of our revenue. In addition, many of our manufacturing operations and suppliers are located outside the United States, including China, the United Kingdom, Spain and the Netherlands. Our sales and operating activities outside of the U.S. are, and will continue to be, subject to a number of risks, including:

- unfavorable fluctuations in foreign currency exchange rates;

- adverse changes in foreign tax, legal and regulatory requirements;

- export and import restrictions and controls on repatriation of cash;

- political and economic instability;

- difficulty in protecting intellectual property;

- government embargoes, tariffs and trade protection measures, such as "anti-dumping" duties applicable to classes of products, and import or export licensing requirements, as well as the imposition of trade sanctions against a class of products imported from or sold and exported to, or the loss of "normal trade relations" status with, countries in which we conduct business, that could significantly increase our cost of products or otherwise reduce our sales and harm our business;

- cultural norms and expectations that may sometimes be inconsistent with our Code of Conduct and our requirements about the manner in which our employees, agents and distributors conduct business;

- differing labor regulations; and

- acts of hostility, terror or war.

Our operations outside the United States require us to comply with a number of United States and international regulations. For example, we are subject to the Foreign Corrupt Practices Act (the "FCPA"), which prohibits United States companies or their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity, or obtain any unfair advantage. Our activities in countries outside the United States create the risk of unauthorized payments or offers of payments by one of our employees or agents that could be in violation of the FCPA, even though these parties are not always subject to our control. We have internal control policies and procedures and have implemented training and compliance programs with respect to the FCPA. However, we cannot assure that our policies, procedures and programs always will protect us from reckless or criminal acts committed by our employees or agents. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances. In addition, we are subject to and must comply with all applicable export controls and economic sanctions laws and embargoes imposed by the United States and other various governments. Changes in export control or trade sanctions laws may restrict our business practices, including cessation of business activities in sanctioned countries or with sanctioned entities, and may result in modifications to compliance programs and increase compliance costs, and violations of these laws or regulations may subject us to fines, penalties and other sanctions, such as loss of authorizations needed to conduct aspects of our international business or debarments from export privileges. Violations of the FCPA or export controls or sanctions laws and regulations may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, financial condition, results of operations, and cash flows.

We intend to continue to pursue international growth opportunities, which could increase our exposure to risks associated with international sales and operations. As we expand our international operations, we may also encounter new risks that could adversely affect our revenues and profitability. Failure to properly manage these risks could adversely affect our business, financial condition, results of operations and cash flows. In addition, United States tax reform has significantly changed how foreign operations are taxed in the United States. Therefore, we continue to review our organizational structure, and changes to where income is generated, which changes may have a material adverse effect on our liquidity and results of operations.

Our customers and other business partners often require terms and conditions that expose us to significant risks and liabilities.

We operate in end markets and industries in which our customers and business partners seek to contractually shift significant risks associated with their operations or projects to us. We structure our commercial and contracting practices to assess and manage the risks we are assuming, but we cannot assure that material liabilities will not arise from our contracts with our business partners. Also, our contracting standards may be more stringent than those of certain competitors, and as a result, we may experience market share losses or the reduction in growth opportunities.

Imposition of laws and regulations that disadvantage the oil & gas industry or other energy industries may have an adverse impact on our results of operations.

A portion of our revenues are derived from the sale of products and services to end users in the oil & gas industry. Accordingly, our results of operations may be adversely affected by the imposition of climate-related laws and regulations that disadvantage the oil & gas industry compared to other industries and have the effect of reducing the production of petroleum products. In addition, a reduction in the production of petroleum products as a result of consumer behavior that embraces alternative sources of energy over oil & gas could similarly adversely affect our results of operations by reducing the demand for our products and services. Similarly, actions by the U.S. Government that disadvantage the wind industry may adversely affect demand for certain of our products and adversely affect our results of operations.

Risks Related to the Execution of Our Strategy

If we fail to develop new products, or customers do not accept our new products, our business could be adversely affected.

Our ability to develop innovative new products can affect our competitive position and often requires the investment of significant resources. Difficulties or delays in research, development, production or commercialization of new products, or failure to gain market acceptance of new products and technologies, may reduce future sales and adversely affect our competitive position. There can be no assurance that we will have sufficient resources to make such investments, that we will be able to make the technological advances necessary to maintain competitive advantages or that we can recover major research and development expenses. If we fail to make innovations, launch products with quality problems, experience development cost overruns, or the market does not accept our new products, then our financial condition, results of operations, cash flows and liquidity could be adversely affected.

Our growth strategy includes strategic acquisitions, which we may not be able to consummate.

We plan to make acquisitions to grow our business, enhance our global market position and broaden our industrial tools product offerings. Our ability to successfully execute acquisitions will be impacted by factors including the availability of financing on terms acceptable to us, the potential reduction of our ability or willingness to incur debt to fund acquisitions, the reluctance of target companies to sell in current markets, our ability to identify acquisition candidates that meet our valuation parameters and increased competition for acquisitions. Failure to effectively execute our acquisition strategy could have an adverse effect on our competitive position, reputation, financial condition, results of operations, cash flows and liquidity.

We may not be able to realize planned benefits from acquired companies.

We may not be able to realize planned benefits from acquired companies. Achieving those benefits depends on the timely, efficient and successful execution of a number of post-acquisition events, including integrating the acquired business into the Company. Factors that could affect our ability to achieve these benefits include:

- difficulties in integrating and managing personnel, financial reporting and other systems used by the acquired businesses;

- the failure of acquired businesses to perform in accordance with our expectations;

- failure to achieve anticipated synergies between our business units and the business units of acquired businesses;

- the loss of customers of acquired businesses;

- the loss of key managers and employees of acquired businesses; or

- other material adverse events in the acquired businesses.

The process of integrating acquired businesses into our existing operations also may require additional financial resources and attention from management that would otherwise be available for the ongoing development or expansion of our existing operations. Although we expect to successfully integrate any acquired businesses, we may not achieve the desired net benefit in the timeframe planned or at all. If acquired businesses do not operate as we anticipate, it could materially impact our business, financial condition and results of operations.

The indemnification provisions of acquisition agreements may result in unexpected liabilities.

Certain acquisition agreements from past acquisitions require the former owners to indemnify us against certain liabilities related to the operation of such acquired companies. In most of these agreements, the liability of the former owners is limited to specific warranties given in the agreement as well as in amount and duration. Certain former owners also may not be able to meet their indemnification responsibilities. We may be subject to the same risk with respect to future acquisitions as well. As a result of those limitations, we may face unexpected liabilities that adversely affect our profitability and financial position.

Divestitures and discontinued operations could negatively impact our business, and retained liabilities from businesses that we have sold could adversely affect our financial results.

In connection with the execution of our strategy to become a pure-play industrial tools and services company, we have completed several divestitures. These divestitures pose risks and challenges that could negatively impact our business, including retained liabilities related to divested businesses, obligations to indemnify buyers against contingent liabilities and potential disputes with buyers.

If we do not realize the expected benefits of these divestitures or our post-completion liabilities and continuing obligations are substantial and exceed our expectations, our financial position, results of operations and cash flows could be negatively impacted. Any divestiture may result in a dilutive impact to our future earnings if we are unable to offset the dilutive impact from the loss of revenue and profits associated with the divestiture, as well as significant write-offs, including those related to goodwill and other intangible assets, which could have a material adverse effect on our results of operations and financial condition.

Our goodwill and other intangible assets represent a substantial amount of our total assets.

Our total assets reflect substantial intangible assets, primarily goodwill. As of August 31, 2025, goodwill and other intangible assets totaled $337 million, or 41% of our total assets. The goodwill results from acquisitions, representing the excess of the purchase price over the fair value of the net tangible and other identifiable intangible assets we have acquired. We assess annually, and more frequently if a triggering event occurs, whether there has been impairment in the value of our goodwill or indefinite-lived intangible assets. If future operating performance at one or more of our reporting units were to fall below current levels, we could be required to recognize a non-cash charge to operating earnings to impair the related goodwill or other intangible assets. See Note 7, "Goodwill, Intangible Assets and Long-Lived Assets" in the notes to the consolidated financial statements and "Critical Accounting Estimates" for further discussion on goodwill, intangible asset and long-lived asset impairments. Any future goodwill or intangible asset impairments could negatively affect our financial condition and results of operations.

Risks Related to Legal, Compliance and Regulatory Matters

We are subject to many laws and regulations that may change in ways that are detrimental to our competitiveness or results.

Our businesses are subject to regulation under a broad range of U.S. and foreign laws and regulations. Some of those laws and regulations may change in ways that will require us to modify our business practices and objectives in ways that adversely impact our financial condition or results of operations, including by restricting existing activities and products, subjecting our operations to escalating costs or prohibiting us from operating in certain jurisdictions. Examples of laws or regulations that may have an adverse effect on our operations, financial condition and growth strategies include tax law, export and import controls, anti-corruption law, competition law, data privacy regulations, currency controls and economic or political sanctions.

Legal compliance risks could result in significant costs to our business or cause us to restrict current activities or curtail growth plans.

We directly or indirectly operate in industries, markets and jurisdictions in which we are exposed to compliance risks and that are subject to significant scrutiny by regulators, governmental authorities and other persons. We structure and strengthen our risk management and compliance programs to mitigate such risks and foster compliance with all applicable laws, but our practices may not be sufficient to eliminate these risks. The global and diverse nature of our operations, the complex and high-risk nature of some of our markets, our reliance on third-party agents and representatives to support sales and other business activities, and increasingly stringent laws and enforcement activities could result in violations of law, enforcement actions or private litigation resulting in significant defense and investigation costs, fines and penalties, and a broad range of remedial actions, including potential restrictions on our operations and other adverse changes to our business plans. See Note 17, "Commitments and Contingencies" in the notes to the consolidated financial statements for additional information about compliance risks.

Health, safety and environmental laws and regulations may result in additional costs.

We are subject to federal, state, local and foreign laws and regulations governing public and worker health and safety. Violations of these laws could result in significant harm and financial liabilities that could adversely affect our operating results and reputation. Pursuant to such laws, governmental authorities have required us to contribute to the cost of investigating or remediating certain matters at current or previously owned and operated sites. In addition, we have provided environmental indemnities for previously owned operations in connection with the sale of certain businesses and product lines. Liability as an owner or operator, or as an arranger for the treatment or disposal of hazardous substances, can be joint and several and can be imposed without regard to fault. There is a risk that costs relating to these matters could be greater than what we currently expect or exceed our insurance coverage, or that additional remediation and compliance obligations could arise which require us to make material expenditures. More stringent environmental laws, unanticipated remediation requirements or the discovery of previously unknown conditions could materially harm our financial condition and operating results. We are also required to comply with environmental laws and regulations to maintain operating permits and licenses, some of which are subject to discretionary renewal from time to time, for many of our businesses, and our business operations could be restricted if we are unable to renew existing permits or to obtain any additional permits that we may require.

Unfavorable tax law changes may adversely affect results.

We are subject to income taxes in the United States and in various foreign jurisdictions. Domestic and international tax liabilities are subject to the allocation of income among various tax jurisdictions. Our effective tax rate could be adversely affected by changes in tax law (including a potential increase in the U.S. federal income tax rate or increased tariffs on goods imported into the U.S.), the mix of earnings among countries with differing statutory tax rates, or changes in the valuation allowance of deferred tax assets.

Costs and liabilities arising from legal proceedings could be material and adversely impact our financial results.

We are subject to legal and regulatory proceedings, including litigation asserting product liability and warranty claims. Because our products are used in critical applications in demanding environments, including in the oil & gas industry, product and service failures can have significant consequences and could result in significant product liability, warranty and other claims against us, regardless of whether our products and services caused the incident that is the subject of the claim, and we may have obligations to participate in the recall of products in which our products are components, if any of the components or services we supply prove to be defective. We maintain insurance and have established reserves for these matters as appropriate and in accordance with applicable accounting standards and practices. Insurance coverage, to the extent it is available, may not cover all losses arising from such contingencies. Also, estimating legal reserves or possible losses involves significant judgment and may not reflect the full range of uncertainties and unpredictable outcomes inherent in litigation and investigations, and the actual losses arising from particular matters may exceed our current estimates and adversely affect our results of operations. We also expect that additional legal proceedings and other contingencies will arise from time to time, and we cannot predict the occurrence, magnitude and outcome of such additional matters. Moreover, we operate in jurisdictions where claims involving us may be adjudicated within legal systems that are less developed and less reliable than those of the U.S. or other more developed markets, and this can create additional uncertainty about the outcome of proceedings before courts or other governmental bodies in such markets.

Risks Related to Our Capital Structure

Our indebtedness could harm our operating flexibility and competitive position.

We have incurred, and may in the future incur, significant indebtedness in connection with acquisitions or other strategic growth initiatives. While at current debt levels we have significant flexibility on our financial debt covenants, should we incur additional indebtedness to fund acquisitions or other strategic growth initiatives, our level of debt and the limitations imposed on us by our debt agreements could adversely affect our operating flexibility and put us at a competitive disadvantage.

Our ability to make scheduled principal and interest payments, refinance our indebtedness and satisfy our other debt and lease obligations will depend upon our future operating performance and credit market conditions, which could be adversely affected by factors beyond our control. In addition, there can be no assurance that future borrowings or equity financings will be available to us on favorable terms, or at all, for the payment or refinancing of our indebtedness. If we are unable to service our indebtedness, our business, financial condition and results of operations will be adversely affected.

The financial and other covenants in our debt agreements may adversely affect us.

Our senior credit facility contains financial and other restrictive covenants. These covenants could limit our financial and operating flexibility as well as our ability to plan for and react to market conditions, meet our capital needs and support our strategic priorities and initiatives should we take on additional indebtedness for acquisition or other strategic objectives. Our failure to comply with these covenants also could result in events of default which, if not cured or waived, could require us to repay indebtedness before its due date, and we may not have the financial resources or otherwise be able to arrange alternative financing to do so. Our compliance with the covenants of our senior credit facility may be adversely affected by severe market contractions or disruptions to the extent they reduce our earnings for a prolonged period and we are not able to reduce our debt levels or cost structure accordingly. Borrowings under our senior credit facility are secured by most domestic personal property assets and are guaranteed by most of our domestic subsidiaries and by a pledge of the stock of most of our domestic and certain foreign subsidiaries. If borrowings under our senior credit facility were declared or became due and payable immediately as the result of an event of default and we were unable to repay or refinance those borrowings, our lenders could foreclose on the pledged assets and stock. Any event that requires us to repay any of our debt before it is due could require us to borrow additional amounts at unfavorable borrowing terms, cause a significant reduction in our liquidity and impair our ability to pay amounts due on our indebtedness. Moreover, if we are required to repay any of our debt before it becomes due, we may be unable to borrow additional amounts or otherwise obtain the cash necessary to repay that debt, when due, which could have a material adverse effect on our business, financial condition and liquidity.

We may incur increased interest expense as a result of our variable rate debt.

Borrowings under our revolving line of credit and our $200 million term loan incur interest which is variable based on fluctuations in the referenced Secured Overnight Financing Rate ("SOFR"). Increases in the referenced SOFR will increase our borrowing costs and negatively impact financial results and cash flows.

Risks Related to Ownership of Our Common Stock

The market price of our common stock may be volatile.

A relatively small number of shares of our common stock are normally traded in any one day and higher volumes could have a significant effect on the market price of our common stock. The market price of our common stock could fluctuate significantly for many reasons, including in response to the risks described in this section and elsewhere in this report or for reasons unrelated to our operations, such as reports by industry analysts, investor perceptions or negative announcements by our customers, competitors or suppliers regarding their own performance, as well as industry conditions and general financial, economic and political instability.

Because our quarterly revenues and operating results may vary significantly in future periods, our stock price may fluctuate.

Our revenue and operating results may vary significantly from quarter to quarter. A high proportion of our costs are fixed, due in part to significant selling and manufacturing costs. Small declines in revenues could disproportionately affect operating results in a quarter and the price of our common stock may fall. Other factors that could significantly affect quarterly operating results include, but are not limited to:

- demand for our products and services;

- the timing of sales of our products and services;

- changes in foreign currency exchange rates;

- changes in applicable tax rates;

- an impairment of goodwill or other intangible assets;

- the occurrence of restructuring charges;

- unanticipated delays or problems in introducing new products;

- announcements by competitors of new products, services or technological innovations;

- changes in our pricing policies or the pricing policies of our competitors;

- increased expenses, whether related to sales and marketing, raw materials or supplies, labor matters, product development or administration;

- major changes in the level of economic activity in major regions of the world in which we do business;

- costs related to possible future acquisitions or divestitures of technologies or businesses;

- an increase in the number or magnitude of product liability or environmental claims; and

- our ability to expand our operations and the amount and timing of expenditures related to expansion of our operations, particularly outside the U.S.

Various provisions and laws could delay or prevent a change of control.

The anti-takeover provisions of our articles of incorporation and bylaws and provisions of Wisconsin corporation law could delay or prevent a change of control or may impede the ability of the holders of our common stock to change our management. In particular, our articles of incorporation and bylaws, among other things:

- require a supermajority shareholder vote to approve a merger of the Company with another entity;

- regulate how shareholders may present proposals or nominate directors for election at shareholders' meetings; and

- authorize our board of directors to issue preferred stock in one or more series, without shareholder approval.

General Risk Factors

Geopolitical unrest and terrorist activities may cause the economic conditions in the U.S. or abroad to deteriorate, which could harm our business.

Terrorist attacks against targets in the U.S. or abroad, rumors or threats of war, other geopolitical activity or trade disruptions, such as those caused by the Russia-Ukraine conflict, the armed conflicts in the Middle East, or any conflict or threatened conflict between China and Taiwan, may cause trade relations and general economic conditions in the U.S. or abroad to deteriorate. The occurrence of any of these events could result in a prolonged economic slowdown or recession in the U.S. or in other areas and could have a significant impact on our business, financial condition or results of operations.

Our inability to attract, develop and retain qualified employees could have a material adverse impact on our operations.

Our ability to deliver financial results and drive growth and pursue competitive advantages in our business substantially depends on our ability to retain key employees and continually attract new talent to the business. If we experience losses of key employees, such as our executives, or experience significant delays or difficulty in replacing them, our operations, competitive position and financial results may be adversely affected. Competition for highly qualified personnel is intense, and our competitors and other employers may attempt to hire our skilled and key employees. Additionally, we need qualified managers and skilled employees with technical and manufacturing industry experience to operate our businesses successfully. From time to time there may be shortages of skilled labor which may make it more difficult and expensive for us to attract and retain qualified employees or lead to increased labor costs.

Our intellectual property portfolio may not prevent competitors from developing products and services similar to or duplicative to ours, and the value of our intellectual property may be negatively impacted by external dependencies.

Our patents, trademarks and other intellectual property may not prevent competitors from independently developing or selling products and services functionally equivalent or superior to our own or adequately deter misappropriation or improper use of our innovations and technology. In addition, further steps we take to protect our intellectual property, including non-disclosure agreements, may not prevent the misappropriation of our business-critical secrets and information. In such circumstances, our competitive position and the value of our brand may be negatively impacted.

Our competitors or other persons could assert that we have infringed their intellectual property rights.

We may be the target of enforcement of patents or other intellectual property rights by third parties. We have implemented legal reviews and other controls in our new product development and marketing processes system to mitigate the risk of infringing third-party rights, but those controls may not prove adequate or deter all claims. Responding to infringement claims, regardless of their merits, can be expensive and time consuming. If we are found to infringe any third-party rights, we could be required to pay substantial damages or we could be enjoined from offering some of our current products and services.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Cybersecurity Risk Management and Strategy

We depend on integrated information systems to conduct our business. In order to defend against cybersecurity threats, we have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. The frameworks used to design and assess our program include the National Institute of Standards and Technology Cybersecurity Framework and The Sarbanes-Oxley Act of 2002. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use these frameworks as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program and shares common methodologies, reporting channels, and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational, and financial risk areas. Our cybersecurity risk management program includes:

- risk assessments designed to help identify material cybersecurity risks to our critical systems and information;
- a security team principally responsible for managing our cybersecurity risk assessment processes, security controls, and responses to cybersecurity incidents;
- the use of external service providers, where appropriate, to assess, test or otherwise enhance our security controls;
- cybersecurity awareness training of our employees, including our incident response personnel;
- tabletop exercises conducted at the management level to ensure the Company is prepared in the event of a cybersecurity incident and to help identify areas of improvement for the cyber security incident response and risk management programs;
- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents, cybersecurity resilience and recovery; and
- a third-party risk management process for service providers, suppliers, and vendors who access our critical systems and data.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, our operations, business strategy, results of operations, or financial condition. However, we face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, our operations, business strategy, results of operations, or financial condition. See Item 1A "Risk Factors".

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to its Audit Committee oversight of cybersecurity and other information technology risks. Our Audit Committee oversees management's implementation of our cybersecurity risk management program.

Our Audit Committee receives regular reports from management on our cybersecurity risks, and our full Board receives periodic updates. In addition, management updates the Audit Committee, as necessary, regarding any material or significant cybersecurity incidents.

Our Audit Committee reports to the full Board regarding its activities, including those related to cybersecurity. Board members receive presentations on cybersecurity topics from our Vice-President of Information Technology ("VPIT") and our Director - Information Security ("DIS") or external experts as part of the Board's continuing education on topics that impact public companies.

Our management team, including our VPIT and DIS, has overall responsibility for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team's experience includes extensive technology and finance leadership experience across multiple industries, experience in the Legal, Risk and Compliance disciplines, and over 20 years of cybersecurity leadership experience for our VPIT.

Our management team is informed about and monitors the prevention, detection, mitigation, and remediation of key cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us, and alerts and reports produced by security tools deployed in the information technology environment.

Item 2. Properties

As of August 31, 2025, we owned or leased the following facilities (square footage in thousands):

	Number of Locations			Square Footage		
	Manufacturing	**Distribution / Sales / Admin**	**Total**	**Owned**	**Leased**	**Total**
Industrial Tools & Services	10	33	**43**	207	1,009	**1,216**
Corporate and Other	1	1	**2**	—	92	**92**
	11	34	**45**	207	1,101	**1,308**

We consider our facilities suitable and adequate for the purposes for which they are used and do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities. Our largest facilities are located in the United

States, the Netherlands, China, the United Kingdom and Spain. We also maintain a presence in Algeria, Australia, Brazil, France, Germany, Kazakhstan, India, Italy, Japan, Norway, Poland, Saudi Arabia, Singapore, South Africa, South Korea, and the United Arab Emirates. See Note 11, "Leases" in the notes to the consolidated financial statements for information regarding our lease commitments.

Item 3.   Legal Proceedings

We are a party to various legal proceedings that have arisen in the normal course of business. These legal proceedings typically include product liability, breaches of contract, employment, personal injury and other disputes.

We have recorded reserves for estimated losses based on the specific circumstances of each case. Such reserves are recorded when it is probable that a loss has been incurred as of the balance sheet date and the amount of the loss can be reasonably estimated. In our opinion, the resolution of these contingencies is not likely to have a material adverse effect on our financial condition, results of operations or cash flows. Information with respect to contingencies arising from legal proceedings, including governmental investigations, set forth in Note 17, "Commitments and Contingencies" in the notes to the consolidated financial statements, is incorporated by reference.

Item 4.   Mine Safety Disclosures

Not applicable.

Item 5. <u>**Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities**</u>

The Company's Class A common stock is traded on the New York Stock Exchange under the symbol EPAC. As of September 30, 2025, there were 781 shareholders of record of the Company's Class A common stock.

Dividends

In fiscal 2025, the Company declared a dividend of $0.04 per share of Class A common stock payable on October 17, 2025 to shareholders of record on October 7, 2025. In fiscal 2024, the Company declared a dividend of $0.04 per share of Class A common stock payable on October 18, 2024 to shareholders of record on October 7, 2024.

Share Repurchases

The Company's Board of Directors has authorized the repurchase of shares of the Company's common stock under publicly announced share repurchase programs. In March 2022, the Company's Board of Directors rescinded its prior share repurchase authorization and approved a new share repurchase program authorizing the repurchase of a total of 10,000,000 shares of the Company's outstanding common stock. As of August 31, 2025, the maximum number of shares that may yet be purchased under this authorization is 1,017,849 shares.

In December 2023, the Company's Board of Directors authorized the retirement of the Company's repurchased shares. The Company repurchased and retired 1,309,466 shares for $38.4 million in fiscal 2024 and 1,699,200 shares for $68.7 million in fiscal 2025.

The following table summarizes share repurchases during the fourth quarter of fiscal 2025, all of which were purchased under publicly announced share repurchase programs.

Period	Shares Repurchased	Average Price Paid Per Share	Maximum Number of Shares that May Yet Be Purchased Under the Program
Jun 1 to June 30, 2025	36,498	$ 42.42	2,020,501
Jul 1 to July 31, 2025	796,920	38.35	1,223,581
Aug 1 to August 31, 2025	205,732	39.06	1,017,849
	1,039,150	$ 38.63	

On October 10, 2025, the Company's Board of Directors authorized the repurchase of shares of the Company's common stock for up to $200 million. The Company's management is authorized to determine the timing and amount of any such repurchases based on its evaluation of market conditions, capital alternatives, and other factors. Purchases under this authorization may be effected from time to time in both open market and privately negotiated transactions and may also be made under Rule 10b5-1 plans, which permit the Company to repurchase shares when it otherwise would be precluded from doing so under insider trading laws. This new share repurchase authorization expires on October 31, 2029 or earlier as may be determined by the Company's Board of Directors or an authorized committee. The new share repurchase authorization replaces the prior authorization except to the extent of purchases under the Company's Rule 10b5-1 plan then in place.

Performance Graph

The graph and table below compare the cumulative 5-year total return of the Company's Class A common stock with the cumulative total returns of the Russell 2000 Index and the S&P 600 Industrial Index. They assume that the value of the investment in our Class A common stock for the last trading day of each fiscal year, in each index, and in the peer group (in each case, including reinvestment of dividends) was $100 on August 31, 2020 and tracks it through August 31, 2025.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Enerpac Tool Group Corp., the Russell 2000 Index, and the S&P 600 Industrials Index



*$100 Invested on 8/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending August 31.

	8/20	8/21	8/22	8/23	8/24	8/25
Enerpac Tool Group Corp.	$ 100.00	$ 121.23	$ 93.65	$ 126.72	$ 199.76	$ 205.28
Russell 2000 Index	100.00	147.08	120.78	126.40	149.74	161.97
S&P 600 Industrial Index	100.00	144.79	134.30	162.50	205.11	236.27

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6.   [Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis is intended to assist the reader in understanding our results of operations and financial condition. Management's Discussion and Analysis is provided as a supplement to, and should be read in conjunction with, our audited consolidated financial statements included in Item 8. "Financial Statements and Supplementary Data".

Background

The Company has one reportable segment, the Industrial Tools & Service ("IT&S") segment, and an Other operating segment, which does not meet the criteria to be considered a reportable segment. The IT&S segment is primarily engaged in the design, manufacture and distribution of branded hydraulic and mechanical tools, and in providing services and tool rental to the refinery/petrochemical; general industrial; industrial maintenance, repair and operations ("MRO"); machining & manufacturing; power generation; infrastructure; mining and other markets. Financial information related to the Company's reportable segment is included in Note 16, "Business Segment, Geographic and Customer Information" in the notes to the consolidated financial statements.

Business Update

Our businesses provide an array of products and services across multiple markets and geographies which results in significant diversification. The IT&S segment and the Company are well-positioned to drive shareholder value through a sustainable business strategy built on well-established brands, broad global distribution and end markets, clear focus on the core tools and services business and disciplined capital deployment.

Our Business Model

Our long-term goal is to create sustainable returns for our shareholders through above-market growth in our core business, expanding our margins, generating strong cash flow and being disciplined in the deployment of our capital. We intend to grow through execution of our organic growth strategy, focused on key vertical markets that benefit from long-term macro trends, driving customer driven innovation, expansion of our digital ecosystem to acquire and engage customers, and an expansion in emerging markets such as Asia Pacific. In addition to organic growth, we also focus on margin expansion through operational efficiency techniques, including Lean, continuous improvement and 80/20, to drive productivity and lower costs, as well as optimizing our selling, general and administrative expenses through consolidation and shared service implementation. We also apply these techniques and pricing actions to offset commodity increases and inflationary pricing. Finally, cash flow generation is critical to achieving our financial and long-term strategic objectives. We believe driving profitable growth and margin expansion will result in cash flow generation, which we seek to supplement through minimizing primary working capital. We intend to allocate the cash flow that results from the execution of our strategy in a disciplined way toward investment in our businesses, maintaining our strong balance sheet, disciplined M&A program and opportunistically returning capital to shareholders. We anticipate the compounding effect of reinvesting in our business will fuel further growth and profitable returns.

General Business Update

In March 2022, the Company announced the start of its ASCEND transformation program ("ASCEND"). ASCEND's key initiatives included accelerating organic growth strategies, improving operational excellence and production efficiency by utilizing a Lean approach, and driving greater efficiency and productivity in selling, general and administrative expense by better leveraging resources to create a more efficient and agile organization.

In October 2023, the Company announced that during fiscal 2023, the Company had realized approximately $54 million of annual operating profit from execution of the ASCEND program and would no longer be breaking out the ASCEND benefit from results going into fiscal 2024. The ASCEND program was completed as of August 31, 2024, with total program costs of $75 million, of which $19 million related to restructuring charges. The following summarizes ASCEND transformation charges (in thousands):

	2024	2023	Program to Completion
ASCEND Expense recorded in Cost of products sold	1,018	924	1,948
ASCEND Expense recorded in SG&A expenses	6,029	34,495	54,134
Total ASCEND Expense	7,047	35,419	56,082
Recorded with Restructuring charges	7,843	7,719	18,612
Total ASCEND Transformation Charges	$ 14,890	$ 43,138	$ 74,694

Historical Financial Data

The following table and corresponding year-over-year analysis sets forth our results of continuing operations (dollars in millions, except per share amounts):

	Year Ended August 31,					
	2025		**2024**		**2023**	
Statements of Earnings Data: [1]						
Total net sales	$ 617	100 %	$ 590	100 %	$ 598	100 %
Total cost of products sold	305	49 %	288	49 %	303	51 %
Gross profit	312	51 %	301	51 %	295	49 %
Selling, general and administrative expenses	167	27 %	169	29 %	205	34 %
Amortization of intangible assets	6	1 %	3	1 %	5	1 %
Restructuring charges	6	1 %	7	1 %	7	1 %
Impairment & divestiture charges	—	— %	—	— %	(6)	(1)%
Operating profit	133	22 %	122	21 %	84	14 %
Financing costs, net	10	2 %	14	2 %	12	2 %
Other expense, net	3	0 %	3	1 %	3	— %
Earnings before income tax expense	121	20 %	106	18 %	69	12 %
Income tax expense	28	5 %	23	4 %	15	3 %
Net earnings from continuing operations	$ 93	15 %	$ 82	14 %	$ 54	9 %
Other Financial Data: [1]						
Depreciation	$ 2		$ 2		$ 1	
Capital expenditures	19		11		9	

[1] Results are from continuing operations and exclude the financial results of previously divested businesses reported as discontinued operations. The summation of the individual components may not equal the total due to rounding.

Fiscal 2025 Compared to Fiscal 2024

Consolidated net sales for fiscal 2025 were $617 million, 5% higher than the prior-year sales of $590 million. The effect of the weakening U.S. dollar on foreign currency rates compared to the prior-year period favorably impacted sales by $2 million, or 1%, and the inclusion of DTA, acquired in the first quarter of fiscal 2025 favorably impacted sales by $20 million, or 3%. This resulted in organic consolidated sales growth of approximately 1% in the year. Management refers to sales adjusted to exclude the impact of these items (foreign currency changes and recent acquisitions and divestitures) as "organic sales". Product sales increased 6% to $500 million, compared to the prior fiscal year. Foreign currency rate changes favorably impacted product sales by $2 million, or less than 1%, and the acquisition of DTA favorably impacted product sales by $20 million, or 4%. This resulted in product organic sales growth of 1%. This increase in product organic sales was primarily due to growth in the Americas and APAC regions, and the Cortland Medical business. This was offset by declines in our EMEA region. Service sales were $117 million, an increase of 1% compared to the prior fiscal year. Foreign currency impact was nearly flat, resulting in a 1% increase in service organic sales over the prior fiscal year. The service organic sales increase in the service business was due to strong growth within our Americas region that was partially offset by declines in activity within our EMEA region.

Gross profit as a percentage of sales was approximately 51% in fiscal 2025, remaining consistent with fiscal 2024.

Operating profit for fiscal 2025 was $133 million, approximately $11 million higher than the prior fiscal year operating profit of $122 million. The increase in operating profit is primarily due to the flow through of gross profit on the incremental current year sales and lower selling, general & administrative ("SG&A") expense as a percentage of revenue compared to the prior year.

Fiscal 2024 Compared to Fiscal 2023

Consolidated net sales for fiscal 2024 were $590 million, 1% lower than the prior-year sales of $598 million. The impact of foreign currency rates was nearly flat year-over-year, while the divestiture of the Cortland Industrial business during the fourth quarter of fiscal 2023 unfavorably impacted fiscal 2024 sales by approximately $23 million, or 4%. Product sales declined 3% compared to prior fiscal year to $474 million, with foreign currency impact of less than 1% and the Cortland Industrial divestiture unfavorably impacting sales by 5%, resulting in a 1% improvement in product organic sales. The increase in product organic sales was driven by pricing actions and mix within the IT&S product offerings; however, this was partially offset by a decrease in product organic sales in the Cortland Medical business due to softness in demand related to certain surgical procedures utilizing Cortland Biomedical products. Service sales were $116 million, an increase of 7% compared to the prior fiscal year. Foreign currency impact was nearly flat, resulting in a 7% increase in service organic sales over the prior fiscal year. The service organic sales increase was due to strong growth within our EMEA region from increased work scopes, higher maintenance activity in the North Sea and projects delayed from the prior fiscal year taking place during fiscal 2024.

Gross profit as a percentage of sales was approximately 51% in fiscal 2024, 2% higher than fiscal 2023. The increase in gross profit is primarily attributed to operational improvements from the ASCEND transformation program, as well as pricing actions and the disposition of Cortland Industrial.

Operating profit for fiscal 2024 was $122 million, approximately $38 million higher than the prior fiscal year of $84 million. Operating profit was impacted by the increased gross profit noted above, as well as a reduction of SG&A expense of $36 million compared to the prior fiscal year. The SG&A decrease was primarily due to lower ASCEND transformation program charges ($28 million), M&A charges ($1 million) and leadership transition charges ($1 million), as well as reduced incentive compensation expense.

Segment Results

<u>IT&S Segment</u>

The IT&S segment is a global supplier of branded hydraulic and mechanical tools and services to a broad array of end markets, including refinery/petrochemical; general industrial; industrial MRO; machining & manufacturing; power generation; infrastructure; mining and other markets. Its primary products include branded tools, cylinders, pumps, hydraulic torque wrenches, highly engineered heavy lifting technology solutions and other tools (Product product line). The segment provides maintenance and manpower services to meet customer-specific needs and rental capabilities for certain of our products (Service & Rental product line). The following table sets forth the results of operations for the IT&S segment (dollars in millions):

	Year Ended August 31,					
	2025		**2024**		**2023**	
Net Sales	$	596	$	571	$	555
Operating Profit		164		153		136
Operating Profit %		27.5 %		26.8 %		24.5 %

Fiscal 2025 Compared to Fiscal 2024

Fiscal 2025 net sales were $596 million, an increase of $25 million, or 4% from fiscal 2024 sales of $571 million. The impact of foreign currency was nearly flat and the first quarter acquisition of DTA favorably impacted sales by $20 million, or 3%, resulting in organic sales growth for the segment of approximately 1%. The primary driver of this organic sales increase was strong performance in the Americas and APAC regions.

Fiscal 2025 operating profit increased $11 million to $164 million. This increase was driven by the flow-through impact of the increased sales and lower SG&A expense as a percentage of revenue.

Fiscal 2024 Compared to Fiscal 2023

Fiscal 2024 net sales were $571 million, an increase of $16 million, or 3% from fiscal 2023 sales of $555 million. Organic sales also increased by 3%, as the impact of foreign currency was nearly flat. The increase in sales was predominately driven by our Service business which had strong growth within our EMEA region from increased work scopes, higher maintenance activity in the North Sea and projects delayed from the prior fiscal year taking place during fiscal 2024. Sales in the Product business also increased, but not to the extent of the Service business. The growth in Product business sales was driven by pricing actions and product mix within the IT&S product offerings.

Fiscal 2024 operating profit increased $17 million to $153 million. This increase was driven by the aforementioned pricing actions, with some volume contribution and a reduction in SG&A expenses. The reduction of SG&A expense was from reduced ASCEND charges ($4 million) and lower incentive compensation expense, partially offset by slightly higher restructuring charges ($1 million) for this segment.

Corporate

Corporate consists of selling, general and administrative costs and expenses, including executive, legal, finance, human resources, and information technology, that are not allocated to the segments based on their nature. Corporate expenses were $36 million in fiscal 2025, which were flat compared to fiscal 2024 expenses.

Corporate expenses in fiscal 2024 were $27 million lower than the fiscal 2023 expenses of $63 million. This decrease was primarily due to a reduction in ASCEND charges in fiscal 2024 ($25 million).

Net financing costs were $10 million, $14 million and $12 million in fiscal years 2025, 2024 and 2023, respectively. The decrease in net financing costs for fiscal 2025 to fiscal 2024 was due to a mix of lower debt balances and lower interest rates. The increase in net financing costs for fiscal 2023 to fiscal 2024 was due to the year-over-year increase in interest rates and debt levels.

Income Tax Expense

The Company's income tax expense is impacted by a number of factors, including, among others, the amount of taxable earnings generated in foreign jurisdictions with tax rates that are different than the U.S. federal statutory rate, permanent items, state tax rates, changes in tax laws, acquisitions and divestitures and the ability to utilize various tax credits and net operating loss carryforwards. Income tax expense also includes the impact of provision to tax return adjustments, changes in valuation allowances and reserve requirements for unrecognized tax benefits. Pre-tax earnings, income tax expense and effective income tax rate from continuing operations for the past three fiscal years were as follows (dollars in thousands):

	Year Ended August 31,		
	2025	2024	2023
Earnings before income tax expense	$ 120,729	$ 105,519	$ 68,898
Income tax expense	27,980	23,312	15,249
Effective income tax rate	23.2 %	22.1 %	22.1 %

The fiscal 2025 and fiscal 2024 effective tax rates were 23.2% and 22.1%, respectively. The fiscal 2025 effective tax rate was slightly higher than the statutory 21% primarily as a result of state income taxes and taxes in foreign jurisdictions with rates higher than the U.S. which were partially offset by one-time tax benefits related to the lapse of the statute of limitations on uncertain tax positions, tax benefits related to stock compensation, and global tax planning initiatives that will not repeat in future periods due to certain tax attributes that are no longer available. Both the fiscal 2025 and fiscal 2024 income tax provisions were impacted by the mix of earnings in foreign jurisdictions with income tax rates different than the U.S. federal income tax rate and income tax benefits from global tax planning initiatives.

On July 4, 2025, H.R. 1, "An Act to provide for reconciliation pursuant to title II of H. Con. Res. 14", commonly referred to as the "One Big Beautiful Bill Act," was enacted in the United States. There are multiple business tax provisions for which further guidance from the U.S. Treasury and the Internal Revenue Service is needed. The Company has evaluated the impact of the guidance provided to date and determined that it did not have a material impact related to fiscal 2025. The Company will continue to evaluate the impact of the various provisions that could affect our income tax payable and deferred tax liability, including changes related to bonus depreciation and the expensing of research and development expenditures, among other topics.

Liquidity and Capital Resources

At August 31, 2025, cash and cash equivalents were $152 million, comprised of $105 million of cash held by foreign subsidiaries and $47 million held domestically. The following table summarizes the cash flow attributable to operating, investing and financing activities (in millions):

	Year Ended August 31,		
	2025	2024	2023
Cash provided by operating activities	$ 111	$ 81	$ 78
Cash (used in) investing activities	(46)	(14)	11
Cash used in financing activities	(81)	(56)	(53)
Effect of exchange rate changes on cash	1	2	(2)
Net (decrease) increase from cash and cash equivalents	$ (16)	$ 13	$ 34

Cash flow provided by operations was $111 million for fiscal 2025 and $81 million for fiscal 2024. The $30 million increase in cash flow from operations was primarily the result of higher earnings, lower annual incentive compensation payments made in the first quarter of fiscal 2025 compared to the prior-year period and the non-recurrence of payments and funds received for legal settlements related to discontinued operations. Net cash used in investing activities was $46 million which is a $32 million increase from the prior fiscal year. The increased use of cash was due to the payment of $27 million for the acquisition of DTA and increased capital expenditures relating to build-out costs for the Company's new headquarters location in Milwaukee, Wisconsin. Cash used in financing activities increased to $81 million, for fiscal 2025 compared to $56 million for fiscal 2024. The $25 million increase is primarily driven by increased expenditures for share repurchases.

Cash flow provided by operations was $81 million for fiscal 2024 and $78 million for fiscal 2023. The $3 million increase in cash flow from operations was primarily the result of $29 million of higher earnings from continuing operations, partially offset by decreases in accrued compensation and benefits, principally due to lower incentive compensation expense, of $18 million, with the remainder due to a decrease in other accrued liabilities principally from reduced costs associated with ASCEND. We had approximately $14 million of cash used in investing activities from continuing operations for fiscal 2024, which is a $25 million decrease from the prior fiscal year, due principally to the $20 million in proceeds from the sale of the Cortland Industrial business in the fourth quarter of fiscal 2023, net of the $1 million in working capital adjustments settled during fiscal 2024 (see Note 6, "Discontinued Operations and Other Divestiture Activities" in the notes to the consolidated financial statements for further detail on the divestiture). The remaining variance was due to higher capital expenditures in fiscal 2024 relating to build-out costs for the company's new headquarters location in Milwaukee and purchase of the business assets of Track Tools during the first quarter of fiscal 2024.

During fiscal 2023, the Company refinanced its credit facility resulting in an updated senior credit facility (the "Senior Credit Facility") of $600 million, comprised of a $400 million revolving line of credit and a $200 million term loan, which will mature in September 2027. The Senior Credit Facility contains restrictive covenants and financial covenants. See Note 8, "Debt" in the notes to the consolidated financial statements for further details of the Senior Credit Facility. The Company was in compliance with all covenants, including the financial covenants, under the Senior Credit facility at August 31, 2025. The unused credit line and amount available for borrowing under the revolving line of credit of the Senior Credit Facility was $399 million at August 31, 2025.

We believe that the revolving credit facility under the Senior Credit Facility, combined with our existing cash on hand and anticipated operating cash flows, will be adequate to meet operating, debt service, acquisition and capital expenditure funding requirements for the foreseeable future.

Primary Working Capital Management

We use primary working capital as a percentage of sales as a key metric for working capital efficiency. We define this metric as the sum of net accounts receivable and net inventory less accounts payable, divided by the past three months' sales annualized. The following table shows the components of our primary working capital (dollars in millions):

	August 31, 2025		August 31, 2024	
	$	PWC %	$	PWC %
Accounts receivable, net	$ 106	16 %	$ 104	16 %
Inventory, net	79	12 %	73	12 %
Accounts payable	(43)	(6)%	(43)	(7)%
Net primary working capital	$ 142	21 %	$ 134	21 %

Total primary working capital was $142 million at August 31, 2025, which increased from $134 million at August 31, 2024. The increase in inventory is due to the impact of the incremental tariffs put in place during fiscal 2025.

Capital Expenditures

The majority of our manufacturing activities consist of assembly operations. We believe that our capital expenditure requirements are not as extensive as other industrial companies given the nature of our operations. Capital expenditures associated with continuing operations were $19 million, $11 million and $9 million in fiscal 2025, 2024 and 2023, respectively. The increase in capital expenditures during fiscal 2025 is primarily related to build-out costs for the Company's new headquarters location in Milwaukee, Wisconsin.

Commitments and Contingencies

Given our desire to allocate cash flow and revolver availability to fund growth initiatives, we have historically leased most of our facilities and some operating equipment. We lease certain facilities, computers, equipment and vehicles under various operating lease agreements, generally over periods ranging from one to twenty years. Under most arrangements, we pay the property taxes, insurance, maintenance and expenses related to the leased property. Many of our leases include provisions that enable us to renew the leases at contractually agreed rates or, less commonly, based upon market rental rates on the date of expiration of the initial leases.

We had outstanding commercial letters of credit of $6 million and surety bonds of $5 million at August 31, 2025, while we had $4 million of outstanding letters of credit at August 31, 2024. Most of these instruments relate to commercial contracts and self-insured workers' compensation programs.

Additional detail regarding contingencies is included in Note 17, "Commitments and Contingencies" in the notes to the consolidated financial statements, which is incorporated by reference.

Contractual Obligations

Our predominant sources of contractual obligations include the payment of interest and principal on our outstanding line of credit, our operating lease portfolio, certain employee-related benefit plans and agreements with certain suppliers related to the procurement of inventory.

The timing of principal payments associated with our revolving line of credit are disclosed in Note 8, "Debt" in the notes to the consolidated financial statements. We pay interest monthly based on prevailing interest rates at the time and the balance outstanding on our revolving line of credit.

Our lease contracts are primarily for real estate, vehicles, and manufacturing equipment. See Note 11, "Leases" in the notes to the consolidated financial statements for future minimum lease payments associated with our lease portfolio.

We have long-term obligations related to our deferred compensation, pension and postretirement plans that are summarized in Note 12, "Employee Benefit Plans" in the notes to the consolidated financial statements.

As part of our global sourcing strategy, we have entered into agreements with certain suppliers that require the supplier to maintain minimum levels of inventory to support certain products for which we require a short lead time to fulfill customer orders. We have the ability to notify the supplier that they no longer need to maintain the minimum level of inventory should we discontinue manufacturing a product during the contract period; however, we must purchase the remaining minimum inventory levels the supplier was required to maintain within a defined period of time. These contracts allow for us to terminate with appropriate notice so long as we utilize the remaining inventory on hand at the supplier and there are no overall minimum volumes in these contracts other than what the supplier is required to maintain on hand at any given point in time.

Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with US GAAP. This requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. The following estimates are considered by management to be the most critical in understanding judgments involved in the preparation of our consolidated financial statements and uncertainties that could impact our results of operations, financial position and cash flow.

Accounts receivable, net: Accounts receivable, net is recorded based on the contractual value of our accounts receivable, net of an estimated allowance for credit losses representing management's best estimate of the amount of receivables that are not probable of collection. Accounts receivable, net was $106 million as of August 31, 2025, which is net of a $4 million allowance for credit losses. Our customer base generally consists of financially reputable distributors, agents, OEMs, and other customers with whom we have long standing relationships, and historically we have not experienced significant bad debt expense as a percentage of our annual net sales (bad debt expense as a percentage of net sales was less than 0.5% for each the years ended August 31, 2025, 2024, and 2023).

Inventories: Inventory cost is determined using the last-in, first-out ("LIFO") method for a portion of U.S. owned inventory (approximately 47% and 49% of total inventories at August 31, 2025 and 2024, respectively). If the LIFO method were not used, inventory balances would be higher than amounts presented in the Consolidated Balance Sheet by $18 million at both August 31, 2025 and 2024. We perform an analysis on historical sales usage of individual inventory items on hand and record a reserve to adjust inventory cost to net realizable value, if necessary. The inventory valuation assumptions used are based on historical experience. We believe that such estimates are made based on consistent and appropriate methods; however, actual results may differ from these estimates under different assumptions or conditions.

Goodwill and Indefinite-lived intangibles: Goodwill, trademarks and certain tradenames have indefinite lives and are not amortized. However, goodwill and intangible assets are tested annually for impairment, and may be tested more frequently if any triggering events occur that would reduce the recoverability of the asset. In conducting the annual impairment test for goodwill, we have the option to first assess qualitative factors to determine whether it is more likely than not (greater than 50% likelihood) the fair value of any reporting unit is less than its carrying amount. If a qualitative assessment determines an impairment is more likely than not, we are required to perform a quantitative impairment test. Otherwise, no further analysis is required. Alternatively, we may elect to proceed directly to the quantitative impairment test.

In conducting a quantitative assessment for goodwill, we generally use a discounted cash flow model, which calculates fair value as the sum of the projected discounted cash flows over a discrete six-year period plus an estimated terminal value. Significant assumptions include forecasted revenues, operating profit margins, and discount rates applied to the future cash flows based on the respective reporting unit's estimated weighted average cost of capital. In certain circumstances, we also may review a market approach in which a trading multiple is applied to either forecasted EBITDA (earnings before interest, income taxes, depreciation and amortization) or anticipated proceeds of the reporting unit to arrive at the estimated fair value. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded. We perform our goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. If the carrying amount exceeds the fair value of the reporting unit, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value up to the amount of the recorded goodwill.

During 2025 management performed a qualitative assessment over goodwill and indefinite-lived intangibles and determined quantitative testing was not necessary.

During 2024 management performed a qualitative assessment over goodwill and indefinite-lived intangibles and determined quantitative testing was necessary for one reporting unit. The quantitative test for the reporting unit resulted in an estimated fair value that exceeded the carrying value by more than 85%.

As such, no impairment charges were recorded during the years ended August 31, 2025 or 2024.

A considerable amount of management judgment is required in performing impairment tests, principally in determining the fair value of each reporting unit and the indefinite-lived intangible assets. While we believe our judgments and assumptions are reasonable, different assumptions could change the estimated fair values and, therefore, future additional impairment charges could be required. Prolonged weakening industry or economic trends, disruptions to our business, loss of significant customers, inability to effectively integrate acquired businesses, unexpected significant changes or planned changes in the use of the assets or in entity structure and divestitures may adversely impact the assumptions used in the valuations and ultimately result in future impairment charges.

Business Combinations and Purchase Accounting: Business combinations are accounted for using the acquisition method of accounting, and accordingly, the assets and liabilities of the acquired business are recorded at their respective fair values. The excess of the purchase price over the estimated fair value is recorded as goodwill. Assigning fair market values to the assets acquired and liabilities assumed at the date of an acquisition requires knowledge of current market values and the values of assets in use, and often requires the application of judgment regarding estimates and assumptions. While the ultimate responsibility resides with management, for certain acquisitions we retain the services of certified valuation specialists to assist with assigning estimated values to certain acquired assets, including intangible assets and tangible long-lived assets, and assumed liabilities including earn-out obligations. Acquired intangible assets, excluding goodwill, are valued using discounted cash flow methodology based on future cash flows specific to the type of intangible asset purchased.

Specifically related to the acquisition of DTA, the Company believes the developed technology intangible asset and the potential contingent earn-out liability required the most significant judgment. The Company used the relief from royalty rate method to value the developed technology intangible. The significant assumptions used to estimate the value of the developed technology intangible included the survivor curve for attrition of existing technology, revenue growth, royalty charges and the discount rate. The Company used the Black-Scholes model to determine the fair value of the potential earn-out payment. The significant assumptions used to estimate the value of the potential earn-out included the forecasted gross profit and the discount rate. These significant assumptions are forward looking and could be affected by future economic and market conditions.

Defined Benefit Plans: We provide a variety of benefits to employees and former employees including, in some cases, pensions and postretirement health care. Plan assets and obligations are recorded based on an August 31 measurement date utilizing various actuarial assumptions such as discount rates, assumed rates of return on plan assets and health care cost trend rates. We determine the discount rate assumptions by referencing high-quality, long-term bond rates that are matched to the duration of our benefit obligations, with appropriate consideration of local market factors, participant demographics and benefit payment forecasts. At August 31, 2025 and 2024, the discount rates on domestic benefit plans were 5.2% and 5.0%, respectively. In estimating the expected return on plan assets, we consider historical returns, forward-looking considerations, inflation assumptions and the asset-allocation strategy in investing such assets. Domestic benefit plan assets consist primarily of participating units in mutual funds with equity based strategies, mutual funds with fixed income based strategies, and U.S. treasury securities. The expected return on domestic benefit plan assets was 6.2% for each of the fiscal years ended August 31, 2025 and 2024. A 25 basis point change in the assumptions for the discount rate or expected return on plan assets would not have materially changed the fiscal 2025 domestic benefit plan expense.

We review actuarial assumptions on an annual basis and make modifications based on current rates and trends, when appropriate. As required by US GAAP, the effects of any modifications are recorded currently or amortized over future periods. Based on information provided by independent actuaries and other relevant sources, we believe that the assumptions used are reasonable; however, changes in these assumptions could impact our financial position, results of operations or cash flow. See Note 12, "Employee Benefit Plans" in the notes to the consolidated financial statements for further discussion.

Income Taxes: Judgment is required to determine the annual effective income tax rate, deferred tax assets and liabilities, reserves for unrecognized tax benefits and any valuation allowances recorded against net deferred tax assets. Our effective income tax rate is based on annual income, statutory tax rates, tax planning opportunities available in the various jurisdictions in which we operate and other adjustments. Our annual effective income tax rate includes the impact of discrete income tax matters including adjustments to reserves for uncertain tax positions and the benefits of various income tax planning activities. Tax regulations require items to be included in our tax returns at different times than these same items are reflected in our consolidated financial statements. As a result, the effective income tax rate in our consolidated financial statements differs from that reported in our tax returns. Some of these differences are permanent, such as expenses that are not tax deductible, while others are temporary differences, such as amortization and depreciation expenses.

Temporary differences create deferred tax assets and liabilities, which are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not large enough to utilize the entire deduction or credit. Relevant factors in determining the realizability of deferred tax assets include future taxable income, the expected timing of the reversal of temporary differences, tax planning strategies and the expiration dates of the various tax attributes.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The diverse nature of our business activities necessitates the management of various financial and market risks, including those related to changes in interest rates, foreign currency exchange rates and commodity costs.

Interest Rate Risk—As of August 31, 2025, long-term debt consisted of no borrowings under the revolving line of credit (variable rate debt) and $190 million of term-loan debt bearing interest based on SOFR (variable rate). An interest-rate swap effectively converts the SOFR-based rate of $60 million of term borrowings under our credit facility to a fixed rate. A ten percent increase in the average costs of our variable-rate debt would have resulted in a $1 million increase in financing costs for the fiscal year ended August 31, 2025.

Foreign Currency Risk—We maintain operations in the U.S. and various foreign countries. Our more significant non-U.S. operations are located in Australia, the Netherlands, the United Kingdom, Spain, Saudi Arabia and China, and we have foreign currency risk relating to receipts from customers, payments to suppliers and intercompany transactions denominated in foreign currencies. Under certain conditions, we enter into hedging transactions (primarily foreign currency exchange contracts) that enable us to mitigate the potential adverse impact of foreign currency exchange rate risk (see Note 10, "Derivatives" in the notes to the consolidated financial statements for further information). We do not engage in trading or other speculative activities with these transactions, as established policies require that these hedging transactions relate to specific currency exposures.

The strengthening of the U.S. dollar can have an unfavorable impact on our results of operations and financial position as foreign denominated operating results are translated into U.S. dollars. To illustrate the potential impact of changes in foreign currency exchange rates on the translation of our results of operations, annual sales and operating profit were remeasured assuming a ten percent reduction in foreign exchange rates compared to the U.S. dollar. Under this assumption, annual sales would have been $8 million lower and operating profit would have been $2 million lower for the fiscal year ended August 31, 2025. This sensitivity analysis assumes that each exchange rate would change in the same direction relative to the U.S. dollar and excludes the potential effects that changes in foreign currency exchange rates may have on actual sales or price levels. Similarly, a ten percent decline in foreign currency exchange rates relative to the U.S. dollar on our August 31, 2025 financial position would result in a $36 million reduction to equity (accumulated other comprehensive loss), as a result of non-U.S. dollar denominated assets and liabilities being translated into U.S. dollars, our reporting currency.

Commodity Risk—We source a wide variety of materials and components from a network of global suppliers. While such materials are typically available from numerous suppliers, commodity raw materials, such as steel and plastic resin are subject to price fluctuations which could have a negative impact on our results. We strive to timely pass along such commodity price increases to customers to avoid profit margin erosion.

Item 8. <u>**Financial Statements and Supplementary Data**</u>

All other schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Enerpac Tool Group Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Enerpac Tool Group Corp. (the Company) as of August 31, 2025 and 2024, the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended August 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at August 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of August 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated October 17, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of the potential earn-out and acquired intangible assets

Description of the Matter	As described in Note 5 to the consolidated financial statements, during the year ended August 31, 2025, the Company completed the acquisition of DTA The Smart Move, S.A. ("DTA") for an initial purchase price of $26.7 million plus a potential earn-out of 12 million euro. The potential earn-out is to be paid at the end of the third year following the acquisition and is tied to the achievement of certain financial objectives. The Company's accounting for this acquisition included determining the fair value of the potential earn-out payment and intangible assets acquired, which primarily included developed technology.

Auditing the Company's accounting for its acquisition of DTA was complex due to the significant estimation uncertainty in the Company's determination of the fair value of the potential earn-out of 2.3 million euro and intangible assets of $15.0 million, which principally consisted of developed technology. The significant estimation uncertainty of the potential earn-out and developed technology intangible were primarily due to the sensitivity of the respective fair values to underlying assumptions about the acquired business's projected achievement of certain financial objectives. The Company used the Black-Scholes model to determine the fair value of the potential earn-out payment. The significant assumptions used to estimate the value of the potential earn-out included the forecasted gross profit and the discount rate. The Company used the relief from royalty rate method to value the developed technology intangible. The significant assumptions used to estimate the value of the developed technology intangible included the survivor curve for attrition of existing technology, revenue growth, royalty charges and the discount rate. These significant assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's accounting for acquisitions. For example, our tests included controls over the estimation process supporting the recognition and measurement of the potential earn-out and developed technology intangible. We also tested management's review of the valuation models and significant assumptions used in the valuations.

To test the estimated fair value of the potential earn-out and developed technology intangible, we performed audit procedures that included, among others, evaluating the Company's selection of the valuation methodology, evaluating the methods and significant assumptions used by management, and evaluating the completeness and accuracy of the underlying data supporting the significant assumptions and estimates. We involved our valuation professionals with specialized skills and knowledge to assist with our evaluation of the methodology used by the Company and significant assumptions included in the fair value estimates and we evaluated the reasonableness of management's forecasts of future cash flows by comparing the projections to historical results and certain peer companies.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2020.

Milwaukee, Wisconsin
October 17, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Enerpac Tool Group Corp.

Opinion on Internal Control Over Financial Reporting

We have audited Enerpac Tool Group Corp.'s internal control over financial reporting as of August 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Enerpac Tool Group Corp. (the Company) maintained, in all material respects, effective internal control over financial reporting as of August 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of August 31, 2025 and 2024, the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended August 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) and our report dated October 17, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin
October 17, 2025

ENERPAC TOOL GROUP CORP.
CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands, except per share amounts)

		Year Ended August 31,	
	2025	2024	2023
Net sales			
Product	$ 500,075	$ 474,004	$ 490,629
Service & rental	116,824	115,506	107,575
Total net sales	616,899	589,510	598,204
Cost of products sold			
Product	227,633	212,847	235,403
Service & rental	77,437	75,652	67,762
Total cost of products sold	305,070	288,499	303,165
Gross profit	311,829	301,011	295,039
Selling, general and administrative expenses	166,920	168,565	205,064
Amortization of intangible assets	5,576	3,312	5,112
Restructuring charges	5,862	7,400	7,096
Impairment & divestiture charges (benefit)	—	147	(6,155)
Operating profit	133,471	121,587	83,922
Financing costs, net	9,911	13,524	12,389
Other expense, net	2,831	2,544	2,635
Earnings before income tax expense	120,729	105,519	68,898
Income tax expense	27,980	23,312	15,249
Net earnings from continuing operations	92,749	82,207	53,649
Earnings (loss) from discontinued operations, net of income taxes	—	3,542	(7,088)
Net earnings	$ 92,749	$ 85,749	$ 46,561
Earnings per share from continuing operations			
Basic	$ 1.72	$ 1.51	$ 0.95
Diluted	$ 1.70	$ 1.50	$ 0.94
Earnings (loss) per share from discontinued operations			
Basic	$ —	$ 0.07	$ (0.13)
Diluted	$ —	$ 0.06	$ (0.12)
Earnings per share			
Basic	$ 1.72	$ 1.58	$ 0.82
Diluted	$ 1.70	$ 1.56	$ 0.82
Weighted average common shares outstanding			
Basic	54,049	54,336	56,680
Diluted	54,485	54,862	57,117

The accompanying notes are an integral part of these consolidated financial statements.

ENERPAC TOOL GROUP CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended August 31,		
	2025	2024	2023
Net earnings	$ 92,749	$ 85,749	$ 46,561
Other comprehensive income, net of tax			
Foreign currency translation adjustments	10,154	3,053	12,887
Pension and other postretirement benefit plans	2,096	1,207	1,239
Cash flow hedges	14	552	(375)
Total other comprehensive income, net of tax	12,264	4,812	13,751
Comprehensive income	$ 105,013	$ 90,561	$ 60,312

The accompanying notes are an integral part of these consolidated financial statements.

ENERPAC TOOL GROUP CORP.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	August 31,	
	2025	**2024**
A S S E T S		
Current assets		
Cash and cash equivalents	$ 151,558	$ 167,094
Accounts receivable, net	106,085	104,335
Inventories, net	78,774	72,887
Other current assets	39,701	27,942
Total current assets	376,118	372,258
Property, plant and equipment, net	53,275	40,285
Goodwill	289,787	269,597
Other intangible assets, net	46,942	36,058
Other long-term assets	61,745	59,130
Total assets	$ 827,867	$ 777,328
L I A B I L I T I E S A N D S H A R E H O L D E R S' E Q U I T Y		
Current liabilities		
Current maturities of long-term debt	$ 7,500	$ 5,000
Trade accounts payable	42,944	43,368
Accrued compensation and benefits	28,108	25,856
Income taxes payable	5,425	5,321
Other current liabilities	53,125	49,848
Total current liabilities	137,102	129,393
Long-term debt, net	182,168	189,503
Deferred income taxes	6,192	3,696
Pension and postretirement benefit liabilities	7,147	10,073
Other long-term liabilities	61,564	52,684
Total liabilities	394,173	385,349
Shareholders' equity		
Class A common stock, $0.20 par value per share, authorized 168,000,000 shares, issued 52,946,336 and 54,234,660 shares, respectively	10,589	10,847
Additional paid-in capital	243,137	235,660
Retained earnings	284,102	261,870
Accumulated other comprehensive loss	(104,134)	(116,398)
Stock held in trust	(3,542)	(3,777)
Deferred compensation liability	3,542	3,777
Total shareholders' equity	433,694	391,979
Total liabilities and shareholders' equity	$ 827,867	$ 777,328

The accompanying notes are an integral part of these consolidated financial statements.

ENERPAC TOOL GROUP CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended August 31,		
	2025	**2024**	**2023**
Operating Activities			
Net earnings	$ 92,749	$ 85,749	$ 46,561
Less: Earnings from discontinued operations, net of income taxes	—	3,542	(7,088)
Net earnings from continuing operations	92,749	82,207	53,649
Adjustments to reconcile net earnings from continuing operations to net cash provided by operating activities - continuing operations:			
Impairment & divestiture charges	—	147	(6,155)
Depreciation and amortization	15,674	13,275	16,313
Stock-based compensation expense	13,016	10,931	8,574
Deferred income taxes	(186)	435	460
Amortization of debt issuance costs	586	586	902
Provision for bad debts	949	327	803
Other non-cash expenses	1,111	108	1,569
Changes in components of working capital and other, excluding acquisitions and divestitures:			
Accounts receivable	3,432	(6,479)	5,169
Inventories	(3,207)	3,577	4,539
Trade accounts payable	(4,222)	(7,445)	(21,867)
Prepaid expenses and other assets	(15,583)	2,183	(3,764)
Income tax accounts	1,730	4,548	9,933
Accrued compensation and benefits	1,539	(7,198)	11,288
Other accrued liabilities	3,696	(13,186)	(2,840)
Cash provided by operating activities - continuing operations	111,284	84,016	78,573
Cash used in operating activities - discontinued operations	—	(2,697)	(970)
Cash provided by operating activities	111,284	81,319	77,603
Investing Activities			
Capital expenditures	(19,340)	(11,411)	(9,400)
Cash paid for business acquisitions, net of cash acquired	(26,661)	—	—
Proceeds from sale of property, plant and equipment	—	—	685
Working capital adjustment from sale of business assets	—	(1,133)	—
Purchase of business assets	—	(1,402)	—
Proceeds from sale of business, net of transaction costs	—	—	20,057
Cash (used in) investing activities	(46,001)	(13,946)	11,342
Financing Activities			
Borrowings on revolving credit facility	14,421	62,743	69,000
Principal repayments on revolving credit facility	(14,421)	(78,743)	(53,000)
Principal repayments on term loan	(5,000)	(3,750)	(1,250)
Proceeds from issuance of term loan	—	—	200,000
Payment for redemption of revolver	—	—	(200,000)
Swingline (repayments), net	—	—	(4,000)
Payment of debt issuance costs	—	—	(2,486)
Purchase of treasury shares	(68,742)	(38,354)	(57,662)
Stock options, taxes paid related to the net share settlement of equity awards and other	(5,548)	4,016	(1,458)
Payment of cash dividend	(2,167)	(2,178)	(2,274)
Cash used in financing activities	(81,457)	(56,266)	(53,130)
Effect of exchange rate changes on cash	638	1,572	(2,099)
Net (decrease) increase from cash and cash equivalents	(15,536)	12,679	33,716
Cash and cash equivalents - beginning of period	167,094	154,415	120,699
Cash and cash equivalents - end of period	$ 151,558	$ 167,094	$ 154,415

The accompanying notes are an integral part of these consolidated financial statements.

ENERPAC TOOL GROUP CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-in Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Stock Held In Trust	Deferred Compensation Liability	Total Shareholders' Equity
	Issued Shares	Amount							
Balance at August 31, 2022	83,397	$ 16,679	$ 212,986	$ (742,844)	$ 966,751	$ (134,961)	$ (3,209)	$ 3,209	$ 318,611
Net earnings	—	—	—	—	46,561	—	—	—	46,561
Other comprehensive loss, net of tax	—	—	—	—	—	13,751	—	—	13,751
Stock contribution to employee benefit plans and other	9	2	191	—	—	—	—	—	193
Vesting of equity awards	273	54	(54)	—	—	—	—	—	—
Cash dividend ($0.04 per share)	—	—	—	—	(2,200)	—	—	—	(2,200)
Stock based compensation expense	—	—	8,699	—	—	—	—	—	8,699
Stock option exercises	43	8	965	—	—	—	—	—	973
Tax effect related to net share settlement of equity awards	—	—	(2,624)	—	—	—	—	—	(2,624)
Stock issued to, acquired for and distributed from rabbi trust	39	9	309	—	—	—	(275)	275	318
Treasury stock repurchased	—	—	—	(57,662)	—	—	—	—	(57,662)
Balance at August 31, 2023	83,761	16,752	220,472	(800,506)	1,011,112	(121,210)	(3,484)	3,484	326,620
Net earnings	—	—	—	—	85,749	—	—	—	85,749
Other comprehensive loss, net of tax	—	—	—	—	—	4,812	—	—	4,812
Stock contribution to employee benefit plans and other	7	2	227	—	—	—	—	—	229
Vesting of equity awards	238	47	(47)	—	—	—	—	—	—
Cash dividend ($0.04 per share)	—	—	—	—	(2,148)	—	—	—	(2,148)
Stock based compensation expense	—	—	10,931	—	—	—	—	—	10,931
Stock option exercises	281	56	6,851	—	—	—	—	—	6,907
Tax effect related to net share settlement of equity awards	—	—	(3,122)	—	—	—	—	—	(3,122)
Stock issued to, acquired for and distributed from rabbi trust	30	7	348	—	—	—	(293)	293	355
Treasury stock repurchased	—	—	—	(38,354)	—	—	—	—	(38,354)
Treasury stock retired	(30,082)	(6,017)	—	838,860	(832,843)	—	—	—	—
Balance at August 31, 2024	54,235	10,847	235,660	—	261,870	(116,398)	(3,777)	3,777	391,979
Net earnings	—	—	—	—	92,749	—	—	—	92,749
Other comprehensive loss, net of tax	—	—	—	—	—	12,264	—	—	12,264
Stock contribution to employee benefit plans and other	10	2	606	—	—	—	—	—	608
Vesting of equity awards	277	56	(56)	—	—	—	—	—	—
Cash dividend ($0.04 per share)	—	—	—	—	(2,115)	—	—	—	(2,115)
Stock based compensation expense	—	—	13,016	—	—	—	—	—	13,016
Stock option exercises	106	21	1,713	—	—	—	—	—	1,734
Tax effect related to net share settlement of equity awards	—	—	(7,889)	—	—	—	—	—	(7,889)
Stock issued to, acquired for and distributed from rabbi trust	17	3	87	—	—	—	235	(235)	90
Treasury stock repurchased and retired	(1,699)	(340)	—	—	(68,402)	—	—	—	(68,742)
Balance at August 31, 2025	52,946	$ 10,589	$ 243,137	$ —	$ 284,102	$ (104,134)	$ (3,542)	$ 3,542	$ 433,694

The accompanying notes are an integral part of these consolidated financial statements.

37

Note 1.   Summary of Significant Accounting Policies

Nature of Operations: Enerpac Tool Group Corp. (the "Company") is a premier industrial tools, services, technology and solutions company serving a broad and diverse set of customers in more than 100 countries. The Company has one reportable segment, Industrial Tools & Services ("IT&S"), and an Other operating segment, which does not meet the criteria to be considered a reportable segment. The IT&S segment is primarily engaged in the design, manufacture and distribution of branded hydraulic and mechanical tools and in providing services and tool rental to the refinery/petrochemical; general industrial; industrial MRO; machining & manufacturing; power generation; infrastructure; mining and other markets.

Consolidation and Presentation: The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The results of companies acquired or disposed of during the year are included in the consolidated financial statements from the effective date of acquisition or until the date of divestiture. All intercompany balances, transactions and profits have been eliminated in consolidation. The terms the "Company," "we," and "our" refer to Enerpac Tool Group Corp. and its subsidiaries, unless the context requires that such terms refer only to Enerpac Tool Group Corp. Reference to fiscal years, such as "fiscal 2025," are to the fiscal year ending on August 31 of the specified year.

Cash Equivalents: The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents.

Inventories: Inventories are comprised of material, direct labor and manufacturing overhead. A portion of inventory is recorded on the first-in, first-out or average cost method and is stated at the lower of cost or net realizable value. A portion of U.S. owned inventory is determined using the last-in, first-out ("LIFO") method (47.3% and 48.7% of total inventories as of August 31, 2025 and 2024, respectively). If the LIFO method were not used, inventory balances would be higher than reported amounts in the consolidated balance sheets by $18.1 million and $17.8 million at August 31, 2025 and 2024, respectively. During the fiscal year ended August 31, 2025, the Company experienced a liquidation of LIFO inventory layers, which resulted in a decrease in cost of goods sold and a corresponding increase in pre-tax income of approximately $3.7 million. This increase in income is attributable to the liquidation of inventory carried at lower historical costs.

The nature of the Company's products is such that they generally have a very short production cycle. Consequently, the amount of work-in-process at any point in time is minimal. In addition, many parts or components are ultimately either sold individually or assembled with other parts making a distinction between raw materials and finished goods impractical to determine. Certain locations maintain and manage their inventories using a job cost system where the distinction of categories of inventory by state of completion is also not available. As a result of these factors, it is neither practical nor cost effective to segregate the amounts of raw materials, work-in-process or finished goods inventories at the respective balance sheet dates, as segregation would only be possible as the result of physical inventories which are taken at dates different from the balance sheet dates.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, ranging from ten to forty years for buildings and improvements and two to fifteen years for machinery and equipment. Equipment includes assets which are rented to customers of the IT&S segment. Leasehold improvements are amortized over the shorter of the life of the related asset or the term of the lease. Depreciation expense was $10.1 million, $10.0 million and $11.2 million for the years ended August 31, 2025, 2024 and 2023, respectively. The following is a summary of the Company's components of property, plant and equipment (in thousands):

	August 31,	
	2025	**2024**
Land, buildings and improvements	$ 27,272	$ 14,670
Machinery and equipment	152,138	145,604
Gross property, plant and equipment	179,410	160,274
Less: Accumulated depreciation	(126,135)	(119,989)
Property, plant and equipment, net	$ 53,275	$ 40,285

Leases: We determine if an arrangement contains a lease in whole or in part at the inception of the contract and identify classification of the lease as financing or operating. We account for the underlying operating lease asset at the individual lease level. Operating leases are recorded as operating lease right-of-use ("ROU") assets in "Other long-term assets" and operating lease liabilities in "Other current liabilities" and "Other long-term liabilities" on the Consolidated Balance Sheets.

All leases greater than 12 months result in recognition of a ROU asset and a liability at the lease commencement date and are recorded at the present value of the future minimum lease payments over the lease term. The lease term is equal to the initial term at commencement plus any renewal or extension options that the Company is reasonably certain will be exercised. ROU assets at the date of commencement are equal to the amount of the initial lease liability, the initial direct costs incurred by the Company and any prepaid lease payments less any incentives received. Lease expense for operating leases is recognized on a straight-line basis over the lease term or remaining useful life. As most of our leases do not provide the information required to determine the implicit rate, we utilize a consolidated group incremental borrowing rate for all leases as the Company has centralized treasury operations. The incremental borrowing rate is derived through a combination of inputs such as the Company's credit rating, impact of collaborated borrowing capabilities and lease term.

Leases with the duration of less than one-year are not recognized on the balance sheet and are expensed on a straight-line basis over the lease term. In addition, we do not separate lease components from non-lease components for all asset classes.

Goodwill and Other Intangible Assets: Goodwill and other intangible assets with indefinite lives are not subject to amortization, but are subject to annual impairment testing. Other intangible assets with definite lives, consisting primarily of purchased customer relationships, patents, trademarks and tradenames, are amortized over periods from one to twenty-five years.

The Company's goodwill is tested for impairment annually during the fourth quarter, or more frequently if events or changes in circumstances indicate that goodwill might be impaired. In conducting the annual impairment test for goodwill, the Company first assesses qualitative factors to determine whether it is more likely than not (greater than 50% likelihood) the fair value of any reporting unit is less than its carrying amount. If a qualitative assessment determines an impairment is more likely than not, we are required to perform a quantitative impairment test. Otherwise, no further analysis is required. Alternatively, we may elect to proceed directly to the quantitative impairment test. When a quantitative test is deemed necessary, the Company estimates fair value for its reporting units using a fair value method based on management's judgments and assumptions. In estimating the fair value, the Company utilizes a discounted cash flow model, which is dependent on a number of assumptions, most significantly forecasted revenues and operating profit margins, and the weighted average cost of capital, or a market value approach if appropriate information is available as of the goodwill impairment assessment date. The estimated fair value of the reporting unit is compared to the carrying amount of the reporting unit, including goodwill. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recorded and should not exceed the total amount of goodwill allocated to the reporting unit. Indefinite-lived intangible assets are also subject to an annual impairment test. On an annual basis, or more frequently if events or changes in circumstances indicate that the asset might be impaired, the fair value of the indefinite-lived intangible assets are evaluated by the Company to determine if an impairment charge is required. A considerable amount of management judgment is required in performing impairment tests, principally in determining the fair value of each reporting unit and the indefinite-lived intangible assets

Product Warranty Costs: The Company generally offers its customers an assurance warranty on products sold, although warranty periods may vary by product type and application. The reserve for future warranty claims, which is recorded within the "Other current liabilities" line on the Consolidated Balance Sheets, is based on historical claim rates and current warranty cost experience. The following is a roll-forward of the changes in product warranty reserves for fiscal 2025 and 2024 (in thousands):

	August 31,			
	2025		**2024**	
Beginning balance	$	534	$	856
Provision for warranties		1,173		371
Warranty payments and costs incurred		(1,056)		(699)
Warranty activity for acquired businesses		381		—
Impact of changes in foreign currency rates		58		6
Ending balance	$	1,090	$	534

Revenue from Contracts with Customers: The Company recognizes revenue when it satisfies a performance obligation in a contract by transferring control of a distinct good or service to a customer.

Under normal circumstances, the Company invoices the customer once transfer of control has occurred and has a right to payment. The typical payment terms vary based on the customer and the types of goods and services in the contract. The period of time between invoicing and when payment is due is not significant, as our standard payment terms are less than one year. Amounts billed and due from customers are classified as receivables on the Consolidated Balance Sheets.

Customer sales are recorded net of allowances for returns and discounts, which are recognized as a deduction from sales at the time of sale. The Company commits to one-time or on-going trade discounts and promotions with customers that require the Company to estimate and accrue the ultimate costs of such programs. The Company generally does not require collateral or other security for receivables and provides for an allowance for credit losses based on historical experience and a review of its existing receivables. Accounts receivable are stated net of an allowance for credit losses of $3.8 million and $15.9 million at August 31, 2025 and 2024, respectively. During fiscal 2025 the Company wrote off approximately$12.9 million in credit loss allowances related to charges that were incurred prior to fiscal 2023.

Taxes Collected: Taxes collected by the Company from a customer concurrent with revenue-producing activities are excluded from "Net sales" within the Consolidated Statements of Earnings.

Shipping and Handling Costs: The Company records costs associated with shipping its products after control over a product has transferred to a customer and are accounted for as fulfillment costs. These costs are reported in the Consolidated Statements of Earnings in "Cost of products sold."

Research and Development Costs: Research and development costs consist primarily of engineering and development resources and are expensed as incurred. Such costs incurred in the development of new products or significant improvements to existing products were $14.5 million, $12.4 million and $9.0 million in fiscal 2025, 2024 and 2023, respectively. The Company also incurs significant costs in connection with fulfilling custom orders and developing solutions for unique customer needs which are not included in these research and development expense totals.

Other Income/Expense: Other income and expense primarily consists of net foreign currency exchange transaction losses of $1.6 million, $2.1 million and $2.1 million in fiscal 2025, 2024 and 2023, respectively.

Financing Costs: Financing costs represent interest expense, financing fees and amortization of debt issuance costs, net of interest income. Interest income was $2.3 million, $2.5 million and $2.6 million for fiscal 2025, 2024 and 2023, respectively.

Income Taxes: The provision for income taxes includes federal, state, local and non-U.S. taxes on income. Tax credits, primarily for non-U.S. earnings, are recognized as a reduction of the provision for income taxes in the year in which they are available for U.S. tax purposes. Deferred taxes are provided on temporary differences between assets and liabilities for financial and tax reporting purposes as measured by enacted tax rates expected to apply when temporary differences are settled or realized. Future tax benefits are recognized to the extent that realization of those benefits is considered to be more likely than not. A valuation allowance is established for deferred tax assets for which realization is not more likely than not of being realized. The Company's general policy is for non-U.S. subsidiary earnings to be indefinitely reinvested to the extent the remittance results in an incremental U.S. tax liability. However, the Company routinely analyzes the factors surrounding global cash needs and future cash utilization to determine if exceptions exist and establishes deferred tax liabilities for associated future tax costs. The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense and treats any taxes due on future U.S. inclusions in taxable income under the Global Intangible Low-Taxed Income ("GILTI") provision as a current period tax expense.

Foreign Currency Translation: The financial statements of the Company's foreign operations are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and an appropriate weighted average exchange rate for each applicable period within the Consolidated Statements of Earnings. Translation adjustments are reflected in the Consolidated Balance Sheets and Consolidated Statements of Shareholders' Equity caption "Accumulated other comprehensive loss."

Accumulated Other Comprehensive Loss: The following is a summary of the components included within accumulated other comprehensive loss (in thousands):

	August 31,			
	2025		2024	
Foreign currency translation adjustments	$	89,061	$	99,215
Pension and other postretirement benefit plans		15,091		17,187
Cash flow hedges		(18)		(4)
Accumulated other comprehensive loss	$	104,134	$	116,398

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The Company regularly evaluates the estimates and assumptions related to the allowance for credit losses, inventory valuation, warranty reserves, goodwill, intangible and long-lived asset valuations, employee benefit plan liabilities, over-time revenue recognition, income tax liabilities, deferred tax assets and related valuation allowances, uncertain tax positions, restructuring reserves, and litigation and other loss contingencies.

The Company manages the profitability of its product and service & rental categories on a combined basis given the complexity of the business model. This model includes providing integrated product and service solutions resulting in facilities that generate revenues from both product and service & rental categories, which also have indirect and facility overhead costs included in cost of sales. As such, judgment and estimates are required to disaggregate product and service & rental cost of sales including allocating indirect and facility overhead costs between cost of product sales and the cost of service & rental sales. Changes in these judgments and estimates could materially change the allocation of the indirect and facility overhead costs to the different sales categories and the resulting ratio of cost of sales to net sales by category. Because the sales mix heavily favors the product category, a change in the mix of cost of sales between the sales categories would have a more significant impact on the ratio of cost of sales to net sales for the service & rental category.

Recently Issued Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2023-09 "Income Taxes (Topic 470): Improvements to Income Tax Disclosures" ("ASU 2023-09"), which establishes new income tax disclosures to consistently categorize and provide greater disaggregation of information in the rate reconciliation, including dollar value and percentage impacts of each component of the reconciliation, as well as further disaggregates income taxes paid. This guidance is effective for fiscal years beginning after December 15, 2024. The Company is evaluating the impact of the adoption of ASU 2023-09 on the consolidated financial statements.

In November 2024, the FASB issued Accounting Standards Update 2024-03 "Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses" ("ASU 2024-03"), which is intended to improve disclosures about a public business entity's expenses, primarily through additional disaggregation of income statement expenses. ASU 2024-3 is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. The Company is evaluating the impact of the adoption of ASU 2024-03 on the consolidated financial statements.

Note 2. Revenue from Contracts with Customers

Nature of Goods and Services

The Company generates its revenue under two principal activities, which are discussed below:

Product Sales: Sales of tools, heavy-lifting solutions, and rope solutions are recorded when control is transferred to the customer (i.e., performance obligation has been satisfied). For the majority of the Company's product sales, revenue is recognized at a point in time when control of the product is transferred to the customer, which generally occurs when the product is shipped from the Company to the customer. For certain other products that are highly customized and have a limited alternative use, and for which the Company has an enforceable right of reimbursement for performance completed to date, revenue is recognized over time. We consider the input measure (efforts-expended or cost-to-cost) or output measure as a fair measure of progress for the recognition of over-time revenue associated with these custom products. For a majority of these customized products, machine hours and labor hours (efforts-expended measurement) are used as a measure of progress.

Service & Rental Sales: Service contracts consist of providing highly trained technicians to perform bolting, technical services, machining and joint-integrity work for our customers. These revenues are recognized over time as our customers simultaneously receive and consume the benefits provided by the Company. We consider the input measure (efforts-expended or cost-to-cost) or output measure as a fair measure of progress for the recognition of over-time revenue associated with service contracts. For a majority of the Company's service contracts, labor hours (efforts-expended measurement) is used as the measure of progress when it is determined to be a better depiction of the transfer of control to the customer due to the timing and pattern of labor hours incurred. Revenue from rental contracts (less than one year and non-customized products) is generally recognized ratably over the contract term, depicting the customer's consumption of the benefit related to the rental equipment.

Disaggregated Revenue and Performance Obligations

The Company disaggregates revenue from contracts with customers by reportable segment and product line and by the timing of when goods and services are transferred. See Note 16, "Business Segment, Geographic and Customer Information" for information regarding our revenue disaggregation by reportable segment and product line.

The following table presents information regarding revenues disaggregated by the timing of when goods and services are transferred (in thousands):

| | Year-Ended August 31, | | | | | |
	2025		2024		2023	
Revenues recognized at point in time	$	472,710	$	456,890	$	482,506
Revenues recognized over time		144,189		132,620		115,698
Total	$	616,899	$	589,510	$	598,204

Contract Balances

The Company's contract assets and liabilities are as follows (in thousands):

	August 31,	
	2025	**2024**
Receivables, which are included in accounts receivable, net	106,085	104,335
Contract assets, which are included in other current assets	11,759	4,531
Contract liabilities, which are included in other current liabilities	3,422	2,329

Receivables: The Company performs its obligations under a contract with a customer by transferring goods or services in exchange for consideration from the customer. The Company typically invoices its customers as soon as control of an asset is transferred and a receivable for the Company is established. Accounts receivable, net is recorded at face amount of customer receivables less an allowance for credit losses. The Company maintains an allowance for credit losses for expected losses as a result of customers' inability to make required payments. Management evaluates the aging of customer receivable balances, the financial condition of its customers, historical trends and the time outstanding of specific balances to estimate the amount of receivables that will not be collected in the future and records the appropriate provision. The allowance for credit losses was $3.8 million and $15.9 million at August 31, 2025 and 2024, respectively.

Contract Assets: Contract assets relate to the Company's rights to consideration for work completed but not billed as of the reporting date on contracts with customers. The contract assets are transferred to receivables when the rights become unconditional. The Company has contract assets on contracts that are generally long-term and have revenues that are recognized over time.

Contract Liabilities: As of August 31, 2025, the Company had certain contracts where there were unsatisfied performance obligations and the Company had received cash consideration from customers before the performance obligations were satisfied. The majority of these contracts relate to long-term customer contracts (project durations of greater than three months) and are recognized over time. The Company estimates that $3.4 million will be recognized in net sales from satisfying those performance obligations within the next twelve months.

Timing of Performance Obligations Satisfied at a Point in Time: The Company evaluates when the customer obtains control of the product based on shipping terms, as control will transfer, depending upon such terms, at different points between the Company's manufacturing facility or warehouse and the customer's location. The Company considers control to have transferred upon shipment or delivery because (i) the Company has a present right to payment at that time; (ii) the legal title has been transferred to the customer; (iii) the Company has transferred physical possession of the product to the customer; and (iv) the customer has significant risks and rewards of ownership of the product.

Variable Consideration: The Company estimates whether it will be subject to variable consideration under the terms of the contract and includes its estimate of variable consideration in the transaction price based on the expected value method when it is deemed probable of being realized based on historical experience and trends. Types of variable consideration may include rebates, incentives and discounts, among others, which are recorded as a reduction to net sales at the time when control of a performance obligation is transferred to the customer.

Practical Expedients & Exemptions: The Company elected to expense the incremental cost to obtaining a contract when the amortization period for such contracts would be one year or less. The Company does not disclose the value of unperformed obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which it recognizes revenue at the amount to which it has the right to invoice for services performed.

Note 3. ASCEND Transformation Program

In March 2022, the Company announced the start of its ASCEND transformation program. ASCEND's key initiatives included accelerating organic growth strategies, improving operational excellence and production efficiency by utilizing a Lean approach, and driving greater efficiency and productivity in selling, general and administrative ("SG&A") expense by better leveraging resources to create a more efficient and agile organization.

The following summarizes ASCEND transformation charges (in thousands):

	2024	2023	Program to Completion
ASCEND Expense recorded in Cost of products sold	$ 1,018	$ 924	$ 1,948
ASCEND Expense recorded in SG&A expenses	6,029	34,495	54,134
Total ASCEND Expense	7,047	35,419	56,082
Recorded with Restructuring charges	7,843	7,719	18,612
Total ASCEND Transformation Charges	$ 14,890	$ 43,138	$ 74,694

The ASCEND program was completed as of August 31, 2024, with total program costs of $74.7 million, of which $18.6 million was restructuring charges. The restructuring charges incurred were predominately severance and other employee-related costs (see Note 4, "Restructuring Charges").

Note 4. Restructuring Charges

The Company has undertaken or committed to various restructuring initiatives, including workforce reductions, leadership changes, plant consolidations to reduce manufacturing overhead, satellite office closures, the continued movement of production and product sourcing to low-cost alternatives and the centralization and standardization of certain administrative functions. Liabilities for severance are generally to be paid within twelve months, while future lease payments related to facilities vacated as a result of restructuring are to be paid over the underlying remaining lease terms.

On June 27, 2022, the Company approved a restructuring plan in connection with the initiatives identified as part of the ASCEND transformation program (see Note 3, "ASCEND Transformation Program") to drive greater efficiency and productivity in global selling, general and administrative resources. The costs of this plan were predominately severance and other employee-related costs incurred as cash expenditures and impacting both IT&S and Corporate.

For the years ended August 31, 2024 and 2023, the Company recorded $7.8 million and $7.7 million, respectively, of restructuring charges associated with the ASCEND transformation program, inclusive of the Other Segment. No restructuring charges associated with the ASCEND transformation program were recorded for the year ended August 31, 2025 as the ASCEND program ended at August 31, 2024, with a total restructuring charge of $18.6 million.

The following summarizes ASCEND restructuring reserve activity for the IT&S segment and Corporate (in thousands):

	Year Ended August 31, 2025	
	IT&S	Corporate
Balance as of August 31, 2024	$ 3,527	$ 197
Cash payments	(3,510)	(197)
Impact of changes in foreign currency rates	(17)	—
Balance as of August 31, 2025	$ —	$ —

	Year Ended August 31, 2024	
	IT&S	Corporate
Balance as of August 31, 2023	$ 2,238	$ 74
Restructuring charges	7,244	552
Cash payments	(5,352)	(429)
Other non-cash uses of reserve	(635)	—
Impact of changes in foreign currency rates	32	—
Balance as of August 31, 2024	$ 3,527	$ 197

During the third quarter of fiscal 2025, in light of the soft market conditions and in an effort to continue increasing the efficiency of its selling, general and administrative spend, the Company incurred restructuring costs of $5.9 million, of which approximately three-quarters was related to personnel actions and the remainder were charges associated with the Company's former headquarters location. Liabilities for severance are generally to be paid within twelve months.

The following summarizes Fiscal 2025 Restructuring Plan restructuring reserve activity for the IT&S segment and Corporate (in thousands):

| | Year Ended August 31, 2025 | |
	IT&S	Corporate
Balance as of August 31, 2024	$ —	$ —
Restructuring charges	2,493	3,369
Cash payments	(810)	(25)
Other non-cash uses of reserve	—	(1,970)
Impact of changes in foreign currency rates	23	5
Balance as of August 31, 2025	$ 1,706	$ 1,379

Note 5. Acquisitions

On September 4, 2024, the Company acquired 100% of the stock of DTA The Smart Move, S.A. ("DTA"), a global leader in the industrial heavy loads transportation industry, designing and manufacturing mobile robotic solutions. The acquisition provides a complement to Enerpac's Heavy Lifting Technology product line and combines the Company's existing focus on vertical lift with DTA's specialization in horizontal movement enabling the Company to provide more comprehensive solutions for customers. The Company acquired all of the assets and assumed certain liabilities of DTA for an initial purchase price of $26.7 million plus potential earn-out of €12.0 million to be paid at the end of the third year following the acquisition that is contingent upon the achievement of certain financial objectives with a maximum total purchase price of €36.0 million. The acquisition was funded with both cash on hand and borrowings from our existing credit facility. The Company recorded a liability of €2.3 million related to the potential earn-out payment and recognized $15.0 million of intangible assets made up of amortizable assets including $1.7 million in tradenames amortizable over three years, $3.6 million in customer relationship amortizable over fourteen years and $9.8 million in developed technology over seven years. Management has estimated the fair value of the earn-out liability to be €2.5 million as of August 31, 2025. The Company has finalized the fair value of assets and liabilities acquired as of August 31, 2025. There were no material adjustments to the preliminary fair value allocation upon finalization.

The excess of the acquisition purchase price over the fair value assigned to the assets acquired and liabilities assumed was recorded to goodwill. The value of the assets acquired and liabilities assumed as of the acquisition date were as follows (in thousands):

Current assets	$ 6,299
Property, plant and equipment	2,841
Intangible assets	14,977
Goodwill	14,684
Long-term assets	400
Total assets acquired	39,201
Current liabilities	(6,977)
Long-term liabilities	(5,563)
Net assets acquired	$ 26,661

Note 6. Discontinued Operations and Other Divestiture Activities

Discontinued Operations

On October 31, 2019, as part of our overall strategy to become a pure-play industrial tools and services company, the Company completed the sale of the businesses comprising its former EC&S segment. This divestiture was considered part of our strategic shift to become a pure-play industrial tools and services company, and therefore, the results of operations are recorded as a component of "Earnings (loss) from discontinued operations, net of income taxes" in the Condensed Consolidated

Statements of Earnings for all periods presented. All discontinued operations activity included within the Condensed Consolidated Statements of Earnings and the Condensed Consolidated Statements of Cash Flows for the periods presented relate to impacts from certain retained liabilities.

The following represents the detail of "Earnings (loss) from discontinued operations, net of income taxes" within the Consolidated Statements of Earnings (in thousands):

| | Year Ended August 31, | |
	2024	2023
Selling, general and administrative (benefit) expenses	$ (6,054)	$ 10,069
Impairment & divestiture charges	—	(1,530)
Operating income (loss)	6,054	(8,539)
Other income, net	—	372
Earnings (loss) before income tax expense	6,054	(8,911)
Income tax expense (benefit)	2,512	(1,823)
Earnings (loss) from discontinued operations, net of income taxes	3,542	(7,088)

Other Divestiture Activities

On July 11, 2023, the Company completed the sale of the Cortland Industrial business, which had been included in the Other operating segment, for net cash proceeds of $20.1 million. In connection with the completion of the sale, the Company recorded a net gain of $6.0 million, inclusive of $0.1 million of purchase price from the customary finalization of working capital negotiations in the first quarter of fiscal 2024.The historical results of the Cortland Industrial business (which had net sales of $22.7 million for the year ended August 31, 2023) are not material to the consolidated financial results.

Note 7. Goodwill, Intangible Assets and Long-Lived Assets

Changes in the gross carrying value of goodwill and intangible assets result from changes in foreign currency exchange rates, business acquisitions, divestitures and impairment charges. The changes in the carrying amount of goodwill for the years ended August 31, 2025 and 2024 by operating segment are as follows (in thousands):

	IT&S	Other	Total
Balance as of August 31, 2023	$ 255,285	$ 11,209	$ 266,494
Impact of changes in foreign currency rates	3,103	—	3,103
Balance as of August 31, 2024	258,388	11,209	269,597
DTA Acquisition	14,684	—	14,684
Impact of changes in foreign currency rates	5,506	—	5,506
Balance as of August 31, 2025	$ 278,578	$ 11,209	$ 289,787

The gross carrying value and accumulated amortization of the Company's intangible assets are as follows (in thousands):

| | Weighted Average Amortization Period (Year) | August 31, 2025 | | | August 31, 2024 | | |
		Gross	Accumulated Amortization	Net Book Value	Gross	Accumulated Amortization	Net Book Value
Amortizable intangible assets:							
Customer relationships	14	$115,055	$ 104,083	$ 10,972	$109,582	$ 99,530	$ 10,052
Patents	12	11,193	9,796	1,397	9,916	9,408	508
Developed Technology	7	10,283	1,469	8,814	—	—	—
Trademarks and tradenames	7	7,291	3,100	4,191	2,764	2,308	456
Indefinite lived intangible assets:							
Tradenames	N/A	21,568	—	21,568	25,042	—	25,042
		$165,390	$ 118,448	$ 46,942	$147,304	$ 111,246	$ 36,058

The Company estimates amortization expense for future years to be: $5.8 million in fiscal 2026, $5.7 million in fiscal 2027, $3.6 million in fiscal 2028, $3.5 million in fiscal 2029, $2.6 million in fiscal 2030, $2.0 million in fiscal 2031 and $2.3 million in aggregate thereafter. The future amortization expense amounts represent estimates and may be impacted by future acquisitions, divestitures or changes in foreign currency exchange rates, among other causes.

In conjunction with our annual goodwill impairment assessment, the Company did not record any charges in fiscal 2025 or 2024.

Note 8. Debt

The following is a summary of the Company's indebtedness (in thousands):

	August 31,	
	2025	2024
Senior Credit Facility		
Revolver	—	—
Term Loan	190,000	195,000
Total Senior Indebtedness	190,000	195,000
Less: Current maturities of long-term debt	(7,500)	(5,000)
Debt issuance costs	(332)	(497)
Total long-term debt, less current maturities	$ 182,168	$ 189,503

Senior Credit Facility

On September 9, 2022, the Company refinanced its previous senior credit facility with a new $600 million senior credit facility, comprised of a $400 million revolving line of credit and a $200 million term loan, which is scheduled to mature in September 2027. The Company has the option to request up to $300 million of additional revolving commitments and/or term loans under the credit facility, subject to customary conditions, including the commitment of the participating lenders. This facility replaces LIBOR with adjusted term SOFR as the interest rate benchmark and provides for interest rate margins above adjusted term SOFR ranging from 1.125% to 1.875% per annum depending on the Company's net leverage ratio. In addition, a non-use fee is payable quarterly on the average unused amount of the revolving line of credit ranging from 0.15% to 0.3% per annum, based on the Company's net leverage. Borrowings under the credit facility bear interest at adjusted term SOFR plus 1.125% per annum.

The facility contains financial covenants requiring the Company to not permit (i) the net leverage ratio, determined as of the end of each of its fiscal quarters, to exceed 3.75 to 1.00 (or, at the Company's election and subject to certain conditions, 4.25 to 1.00 for the covenants period during which certain material acquisitions occur and the next succeeding four testing periods) or (ii) the interest coverage ratio, determined as of the end of each of its fiscal quarters, to be less than 3.00 to 1.00. Borrowings under the facility are secured by substantially all personal property assets of the Company and its domestic subsidiary guarantors (other than certain specified excluded assets) and certain of the equity interests of certain subsidiaries of the Company. The Company was in compliance with all covenants under the facility at August 31, 2025.

At August 31, 2025, there were $190.0 million in borrowings outstanding under the term loans, no borrowings outstanding under the revolving line of credit and $399.2 million available for borrowing under the revolving line of credit facility after reduction for $0.8 million of outstanding letters of credit issued under the facility.

Cash Paid for Interest

The Company made cash net interest payments of $8.8 million, $12.4 million and $10.6 million in fiscal 2025, 2024 and 2023, respectively.

Note 9. Fair Value Measurements

The Company assesses the inputs used to measure the fair value of financial assets and liabilities using a three-tier hierarchy. Level 1 inputs include unadjusted quoted prices for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and observable inputs such as interest rates, foreign currency exchange rates, commodity rates and yield curves. Level 3 inputs are not observable in the market and include management's own judgments about the assumptions market participants would use in pricing an asset or liability.

The fair value of the Company's cash and cash equivalents, accounts receivable, accounts payable and variable rate long-term debt approximated book value at both August 31, 2025 and 2024 due to their short-term nature and the fact that the interest rates approximated market rates. Foreign currency exchange contracts and interest rate swaps are recorded at fair value. The fair value of the Company's foreign currency exchange contracts was a net asset of less than $0.1 million and a net liability of $0.3 million at August 31, 2025 and 2024, respectively.

The fair value of the Company's interest rate swap and net investment hedge was an asset of less than $0.1 million and a liability of $4.7 million at August 31, 2025 and an asset of $0.1 million and a liability of $1.6 million at August 31, 2024 (see

Note 10, "Derivatives" for further information on the Company's interest rate swap and net investment hedge.) The fair value of all derivative contracts were based on quoted inactive market prices and therefore classified as Level 2 within the valuation hierarchy.

Note 10.   Derivatives

All derivatives are recognized in the balance sheet at their estimated fair value. The Company does not enter into derivatives for speculative purposes. Changes in the fair value of derivatives (not designated as hedges) are recorded in earnings along with the gain or loss on the hedged asset or liability.

The Company is exposed to market risk for changes in foreign currency exchange rates due to the global nature of its operations. In order to manage this risk, the Company utilizes foreign currency exchange contracts to reduce the exchange rate risk associated with recognized non-functional currency balances. The effects of changes in exchange rates are reflected concurrently in earnings for both the fair value of the foreign currency exchange contracts and the related non-functional currency asset or liability. These derivative gains and losses offset foreign currency gains and losses from the related revaluation of non-functional currency assets and liabilities (amounts included in "Other expense, net" in the Consolidated Statements of Earnings). The U.S. dollar equivalent notional value of these short duration foreign currency exchange contracts was $10.3 million and $15.6 million at August 31, 2025 and 2024, respectively. The fair value of outstanding foreign currency exchange contracts was a net asset of less than $0.1 million and net liability of $0.3 million at August 31, 2025 and 2024, respectively. Net foreign currency loss (gain) (included in "Other expense, net" in the Consolidated Statements of Earnings) related to these derivative instruments are as follows (in thousands):

	Year Ended August 31,		
	2025	2024	2023
Foreign currency (gain) loss	$ (45)	$ 863	$ 945

During December 2022, the Company entered into an interest rate swap, with a maturity date of November 30, 2025, for the notional amount of $60.0 million at a fixed interest rate of 4.022% to hedge the floating interest rate of the Company's term loan. The interest rate swap was designated and qualified as a cash flow hedge. The Company uses the interest rate swap for the management of interest rate risk exposure, as an interest rate swap effectively converts a portion of the Company's debt from a floating rate to a fixed rate.

The Company records the fair value of the interest rate swap as an asset or liability on its balance sheet. The change in the fair value of the interest rate swap, a net gain of less than $0.1 million and net loss of $0.5 million for the years ended August 31, 2025 and 2024, respectively, is recorded in other comprehensive income (loss).

The Company also uses interest-rate derivatives to hedge portions of our net investments in non-U.S. subsidiaries (net investment hedge) against the effect of exchange rate fluctuations on the translation of foreign currency balances to the U.S. dollar. For derivatives that are designated and qualify as a net investment hedge in a foreign operation, the net gains or losses attributable to the hedge changes are recorded in other comprehensive income (loss) where they offset gains and losses recorded on our net investments where the entity has non-U.S. dollar functional currency. During December 2022, the Company entered into a cross-currency swap designated as a net investment hedge with a notional amount of $30.5 million. On October 28, 2024, the Company entered into an incremental cross-currency swap designated as a net investment hedge with a notional amount of $14.1 million. The change in the fair value of the net investment hedges, a net loss of $3.6 million and $0.3 million for the years ended August 31, 2025 and 2024, respectively, is recorded in other comprehensive income (loss).

Note 11.   Leases

As of August 31, 2025, the Company had operating leases for real estate, vehicles, manufacturing equipment, IT equipment and office equipment. The Company did not have significant finance leases during the year ended August 31, 2025. Our leases typically range in term from 3 to 15 years and may contain renewal options for periods up to 5 years at our discretion. Our leases generally contain payments that are primarily fixed; however, certain lease arrangements contain variable payments, which are expensed as incurred and not included in the measurement of ROU assets and lease liabilities. These amounts include payments affected by changes in the Consumer Price Index and executory costs (such as real estate taxes, utilities and common-area maintenance), which are based on usage or performance. In addition, our leases generally do not include material residual value guarantees or material restrictive covenants.

The components of lease costs for the year ended August 31, 2025, 2024 and 2023 were as follows (in thousands):

	Year Ended August 31,		
	2025	**2024**	**2023**
Operating lease cost	$ 12,299	$ 12,610	$ 13,155
Short-term lease cost	1,668	2,042	2,318
Variable lease cost	2,956	2,850	4,411

Supplemental cash flow and other information related to leases for the year ended August 31, 2025, 2024 and 2023 were as follows (in thousands):

	Year Ended August 31,		
	2025	**2024**	**2023**
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 12,546	$ 12,119	$ 13,153
Right-of-use assets obtained in exchange for new lease liabilities:			
Operating leases	6,183	3,075	1,654

Supplemental balance sheet information related to leases at August 31, 2025 and 2024 were as follows (in thousands):

	August 31,	
	2025	**2024**
Operating leases:		
Other long-term assets	$ 35,426	$ 32,961
Other current liabilities	$ 9,864	$ 9,464
Other long-term liabilities	$ 28,215	$ 25,154
Total operating lease liabilities	$ 38,079	$ 34,618
Weighted Average Remaining Lease Term:		
Operating leases	6.6 years	7.0 years
Weighted Average Discount Rate:		
Operating leases	5.7 %	5.5 %

A summary of the future minimum lease payments due under operating leases with terms of more than one year at August 31, 2025 is as follows (in thousands):

2026	$ 10,924
2027	7,999
2028	6,809
2029	5,140
2030	4,117
Thereafter	12,166
Total minimum lease payments	47,155
Less imputed interest	(9,076)
Present value of net minimum lease payments	$ 38,079

Note 12.   Employee Benefit Plans

U.S. Defined Benefit Pension Plans

All of the U.S. defined benefit pension plans are frozen, and as a result, plan participants no longer earn additional benefits. The following table provides detail of changes in the projected benefit obligations, the fair value of plan assets and the funded status of the Company's U.S. defined benefit pension plans as of the respective August 31 measurement date (in thousands):

	August 31,			
	2025		2024	
Reconciliation of benefit obligations				
Benefit obligation at beginning of year	$	32,856	$	33,204
Interest cost		1,565		1,716
Actuarial (loss) gain		(872)		1,273
Benefits paid		(3,368)		(3,337)
Benefit obligation at end of year	$	30,181	$	32,856
Reconciliation of plan assets				
Fair value of plan assets at beginning of year	$	28,454	$	28,530
Actual return on plan assets		1,626		2,839
Company contributions		1,241		421
Benefits paid from plan assets		(3,368)		(3,336)
Fair value of plan assets at end of year		27,953		28,454
Funded status of the plans (underfunded)	$	(2,228)	$	(4,402)

The following table provides detail on the Company's domestic net periodic benefit expense (in thousands):

	Year ended August 31,					
	2025		2024		2023	
Interest cost	$	1,565	$	1,716	$	1,694
Expected return on assets		(1,694)		(1,743)		(1,984)
Amortization of actuarial loss		1,349		928		878
Net periodic benefit expense	$	1,220	$	901	$	588

As of August 31, 2025 and 2024, $14.7 million and $16.3 million, respectively, of pension plan actuarial losses, which have not yet been recognized in net periodic benefit cost, were included in accumulated other comprehensive loss, net of income taxes. During fiscal 2026, $1.2 million of these actuarial losses are expected to be recognized in net periodic benefit cost.

Weighted-average assumptions used to determine U.S. pension plan obligations as of August 31 and weighted-average assumptions used to determine net periodic benefit cost for the years ended August 31 are as follows:

	Year ended August 31,		
	2025	2024	2023
Assumptions for benefit obligations:			
Discount rate	5.20 %	5.00 %	5.40 %
Assumptions for net periodic benefit cost:			
Discount rate	5.00 %	5.40 %	4.75 %
Expected return on plan assets	6.20 %	5.70 %	5.70 %

The Company's objective for its pension plan is to achieve an asset and liability duration match so that interim fluctuations in funded status should be limited by increasing the correlation between assets and liabilities. As such, the plan assets are invested to maintain funded ratios over the long term, while managing the risk that funded ratios fall meaningfully below 100%. In fiscal 2025 and fiscal 2024, the plan assets were invested in a mix of 50% duration-matched fixed income securities and 50% equity securities. Cash balances are maintained at levels adequate to meet near-term plan expenses and benefit payments. Investment risk is measured and monitored on an ongoing basis. At August 31, 2025, the Company's overall expected long-term rate of return for assets in U.S. pension plans was 6.35%. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The target return is based on historical returns adjusted to reflect the current view of the long-term investment market and our 50% investment mix between fixed income and equity securities.

The U.S. pension plan investment allocations by asset category were as follows (dollars in thousands):

			August 31,		
	2025	**%**		**2024**	**%**
Cash and cash equivalents	$ —	—%	$ —		—%
Income receivable	—	—		46	0.2
Fixed income securities:					
U.S. Treasury Securities	2,471	8.8		3,320	11.7
Corporate Bonds	—	—		—	—
Mutual funds	12,120	43.4		12,095	42.5
	14,591	52.2		15,415	54.2
Equity securities:					
Mutual funds	13,362	47.8		12,993	45.6
Total plan assets	$ 27,953	100%	$	28,454	100%

The fair value of mutual funds are based on unadjusted quoted market prices and therefore are classified as Level 1 within the fair value hierarchy under US GAAP. U.S. Treasury Securities and Corporate Bonds are valued using Level 2 inputs, as defined in Note 8, "Fair Value Measurements."

Projected benefit payments from plan assets to participants in the Company's U.S. pension plans are $3.0 million for fiscal 2026, $3.1 million for fiscal 2027, $3.0 million for fiscal 2028, $2.9 million for fiscal 2029, $2.8 million for fiscal 2030 and $12.1 million in aggregate for the following five years. The Company plans to make a contribution of $0.8 million to the U.S. pension plans in September of fiscal 2026. The Company did not make a contribution to the plan in fiscal 2025 or fiscal 2024.

<u>Foreign Defined Benefit Pension Plans</u>

The Company has seven significant foreign defined benefit pension plans which cover certain existing and former employees of businesses outside the U.S. Most of the participants in the foreign defined benefit pension plans are inactive and no longer earning additional benefits. The following table provides detail of changes in the projected benefit obligations, the fair value of plan assets and the funded status of the Company's significant foreign defined benefit pension plans as of the respective August 31 measurement date (in thousands):

		August 31,		
		2025		**2024**
Reconciliation of benefit obligations:				
Benefit obligation at beginning of year	$	8,510	$	8,085
Employer service costs		71		144
Interest cost		352		344
Actuarial gain		(873)		(1)
Benefits paid		(294)		(261)
Currency impact		400		199
Benefit obligation at end of year	$	8,166	$	8,510
Reconciliation of plan assets:				
Fair value of plan assets at beginning of year	$	6,495	$	6,196
Actual return on plan assets		(90)		323
Company contributions		58		69
Benefits paid from plan assets		(294)		(261)
Currency impact		280		168
Fair value of plan assets at end of year		6,449		6,495
Funded status of the plans (underfunded)	$	(1,717)	$	(2,014)

The following table provides detail on the Company's foreign net periodic benefit expense (in thousands):

	Year ended August 31,					
	2025		2024		2023	
Employer service costs	$	71	$	144	$	60
Interest cost		352		344		306
Expected return on assets		(275)		(252)		(245)
Amortization of net prior service credit		4		4		3
Amortization of net loss		24		21		10
Settlement		—		—		37
Net periodic benefit expense	$	176	$	261	$	171

The weighted average discount rate utilized for determining the benefit obligation at August 31, 2025 and 2024 was 4.7% and 4.1%, respectively. The plan assets of these foreign pension plans consist primarily of participating units in fixed income and equity securities and insurance contracts. The Company's overall expected long-term rate of return on these investments is 4.2%. During fiscal 2026, the Company does not anticipate contributing to these pension plans.

Projected benefit payments to participants in these foreign plans are $0.3 million for each of fiscal 2026 and fiscal 2027; and $0.4 million for each of fiscal 2028, fiscal 2029 and fiscal 2030 and $2.6 million in aggregate for the five years thereafter.

Other Postretirement Health Benefit Plans

The Company provides other postretirement health benefits ("OPEB") to certain existing and former employees of domestic businesses it acquired, who were entitled to such benefits prior to acquisition. These unfunded plans had a benefit obligation of $1.5 million and $1.6 million at August 31, 2025 and 2024, respectively. These obligations are determined utilizing assumptions consistent with those used for our U.S. pension plans and a health care cost trend rate of 6.5%, trending downward to 5.0% by fiscal 2026, and remaining level thereafter. Net periodic benefit costs for other postretirement benefits was income of less than $0.1 million for each of the years ended August 31, 2025, 2024 and 2023. Benefit payments from the plan are funded through participant contributions and Company contributions. Benefit payments are projected to be $0.2 million in fiscal 2026.

Defined Contribution Benefit Plans

The Company maintains a 401(k) plan for substantially all full time U.S. employees (the "401(k) Plan"). Under plan provisions, the Company can fund either cash or issue new shares of Class A common stock for its contributions. Amounts are allocated to accounts set aside for each employee's retirement. Employees generally may contribute up to 50% of their compensation to individual accounts within the 401(k) Plan.

While contributions vary, the Company's match contribution is $0.50 for every $1 contributed by employees, up to 8% of the employees' eligible pay. These match contributions are made on every payroll run, meaning the contribution is immediately 100% vested. In addition, the Company may make an annual, discretionary contribution of up to 3% of employees' eligible pay to employees employed as of the end of the plan year. The discretionary contribution has a three-year vesting period. The Company elected not to provide a discretionary contribution for the year ended August 31, 2025. Expense recognized related to the 401(k) plan totaled $2.0 million for each of fiscal 2025 and 2024, and $2.1 million for the fiscal 2023.

In addition to the 401(k) plan, the Company sponsors a non-qualified supplemental executive retirement plan ("the SERP Plan"). The SERP Plan is an unfunded defined contribution plan that covers certain current and former executive employees and has an annual contribution formula based on age and years of service (with Company contributions ranging from 3% to 6% of eligible wages). This unfunded plan had a $0.7 million and $0.9 million obligation at August 31, 2025 and 2024, respectively. Expense recognized for the SERP Plan was $0.2 million in fiscal 2025, and $0.2 million in each of fiscal 2024 and fiscal 2023.

Deferred Compensation Plan

The Company maintains a deferred compensation plan to allow eligible U.S. employees to defer receipt of current cash compensation and restricted stock units vesting in order to provide future savings benefits. Eligibility is limited to employees who earn compensation that exceeds certain pre-defined levels. Participants have the option to invest their deferrals in a fixed income investment, a defined set of mutual funds, and/or, with respect to deferrals of restricted stock units, in Company common stock. The fixed income and mutual fund portion of the plan is unfunded, and therefore all compensation deferred under the plan is held by the Company and commingled with its general assets. Liabilities of $6.6 million and $9.3 million are included in the Consolidated Balance Sheets at August 31, 2025 and 2024, respectively, to reflect the unfunded portion of the deferred compensation liability. The Company recorded expense in "Financing costs, net" of $0.6 million, $0.9 million and $0.9

million for fiscal 2025, fiscal 2024 and fiscal 2023, respectively, for the non-funded return on participant deferrals. Company common stock contributions to fund the plan are held in a rabbi trust, accounted for in a manner similar to treasury stock and are recorded at cost in "Stock held in trust" within shareholders' equity on the Consolidated Balance Sheets with the corresponding deferred compensation liability also recorded within shareholders' equity on the Consolidated Balance Sheets. Because no investment diversification is permitted within the trust, changes in fair value of the Company's common stock are not recognized.

Note 13.   Income Taxes

Earnings before income taxes from continuing operations, are summarized as follows (in thousands):

	Year Ended August 31,					
	2025		**2024**		**2023**	
Domestic	$	70,722	$	59,688	$	26,442
Foreign		50,007		45,831		42,456
	$	120,729	$	105,519	$	68,898

Both domestic and foreign pre-tax earnings from continuing operations are impacted by changes in operating earnings, acquisition and divestiture activities, restructuring charges and the related benefits, growth investments, debt levels and the impact of changes in foreign currency exchange rates. In fiscal 2025, domestic earnings did not include impairment and other divestiture charges. In fiscal 2024, domestic earnings included $0.1 million of non-cash impairment and other divestiture charges, and fiscal 2023 results included $6.2 million of impairment and divestiture benefits. Substantially all of the non-cash impairment and other divestiture charges (benefits) did not result in a tax expense (benefit).

Income tax expense from continuing operations is summarized as follows (in thousands):

	Year ended August 31,					
	2025		**2024**		**2023**	
Currently payable:						
Federal	$	14,993	$	10,106	$	5,181
Foreign		12,341		11,599		9,240
State		832		1,172		319
		28,166		22,877		14,740
Deferred:						
Federal		16		(1,086)		(2,935)
Foreign		(634)		2,630		3,806
State		432		(1,109)		(362)
		(186)		435		509
Income tax expense	$	27,980	$	23,312	$	15,249

Income tax expense from continuing operations recognized in the accompanying consolidated statements of earnings differs from the amounts computed by applying the federal income tax rate to earnings from continuing operations before income tax expense. A reconciliation of income taxes at the federal statutory rate to the effective tax rate is summarized in the following table:

	Year ended August 31,		
	2025	**2024**	**2023**
Federal statutory rate	21.0 %	21.0 %	21.0 %
State income taxes, net of Federal effect	0.2	1.3	0.7
Tax on foreign earnings [1]	3.3	4.2	6.0
Foreign derived intangible income deduction	(1.9)	(2.3)	(3.1)
Compensation adjustment	0.7	2.0	1.5
Valuation allowance additions and releases	—	(4.1)	(0.8)
Changes in liability for unrecognized tax benefits	0.2	(1.3)	(0.1)
Repatriation of foreign earnings	(0.7)	1.6	—
Taxable liquidation of subsidiaries	—	—	0.1
Foreign non-deductible expenses	—	0.3	1.7
Changes in tax rates	—	—	(2.0)
Audits and adjustments [2]	0.3	0.4	(2.9)
Research and development tax credit	(0.4)	(0.6)	(0.7)
Other items	0.5	(0.4)	0.7
Effective income tax rate	23.2 %	22.1 %	22.1 %

[1] The Company generated $3.0 million, $3.4 million and $2.6 million of withholding tax and U.S. tax on non-U.S. earnings, net of foreign tax credits for fiscal 2025, 2024 and 2023, respectively.

[2] During both fiscal 2025 and fiscal 2024, the Company generated a $0.4 million tax expense related to audits and adjustments as compared to a tax benefit of $2.0 million for fiscal 2023.

Temporary differences and carryforwards that gave rise to deferred tax assets and liabilities include the following items (in thousands):

	August 31,			
	2025		**2024**	
Deferred income tax assets:				
Operating loss and tax credit carryforwards	$	37,504	$	73,406
Compensation related liabilities		4,855		4,440
Postretirement benefits		3,204		4,628
Inventory		768		977
Lease liabilities		9,451		8,063
Research and development capitalization		10,563		8,683
Book reserves and other items		6,785		5,096
Total deferred income tax assets		73,130		105,293
Valuation allowance		(27,734)		(57,743)
Net deferred income tax assets		45,396		47,550
Deferred income tax liabilities:				
Depreciation and amortization		(26,847)		(25,920)
Lease assets		(9,021)		(7,918)
Other items		(2,065)		(2,716)
Deferred income tax liabilities		(37,933)		(36,554)
Net deferred income tax asset [1]	$	7,463	$	10,996

[1] The net deferred income tax asset is reflected on the balance sheet in two categories: an asset of $13.7 million and $14.7 million for fiscal 2025 and 2024, respectively, is included in "Other long-term assets" and a liability of $6.2 million and $3.7 million for fiscal 2025 and 2024, respectively, is included in "Deferred income taxes".

The Company has $54.3 million and $2.5 million of gross state net operating loss and credit carryforwards, respectively, which are available to reduce future state tax liabilities. These state net operating loss carryforwards expire at various times through 2045. The Company also has $108.8 million and $7.8 million of foreign loss and credit carryforwards, respectively, and $1.4 million of U.S. credit carryforwards, which are available to reduce certain future foreign and U.S. tax liabilities. The majority of the foreign loss carryforwards are not subject to any expiration dates, while the other balances expire at various times through 2035. The U.S. credit carryforwards expire at various times through 2035. The valuation allowance represents a reserve for deferred tax assets, including loss carryforwards and foreign tax credits, for which utilization is uncertain.

In general, the Company's practice is to reinvest the earnings of its non-U.S. subsidiaries within those operations. Routinely, the Company analyzes the factors surrounding global cash needs and future cash utilization and determines if there are any exceptions. As of August 31, 2025, certain jurisdictions met this exception. On the undistributed foreign earnings of $6.5 million that are no longer permanently reinvested outside of the United States, the Company recorded a deferred tax liability of $0.9 million. If all remaining undistributed earnings were remitted, an additional income tax provision of $0.6 million would have been necessary as of August 31, 2025.

Changes in the Company's gross liability for unrecognized tax benefits, excluding interest and penalties, are as follows (in thousands):

	2025	2024	2023
Beginning balance	$ 13,713	$ 14,754	$ 15,380
Increases based on tax positions related to the current year	621	1,771	279
Increase for tax positions taken in a prior period	748	201	—
Decrease for tax positions taken in a prior period	(1,060)	—	(56)
Decrease due to lapse of statute of limitations	(620)	(3,054)	(951)
Decrease due to settlements	(69)	—	—
Changes in foreign currency exchange rates	107	41	102
Ending balance	$ 13,440	$ 13,713	$ 14,754

Substantially all of these unrecognized tax benefits, if recognized, would impact the effective income tax rate. As of August 31, 2025, 2024 and 2023, the Company recognized $5.7 million, $5.0 million and $5.2 million, respectively, for interest and penalties related to unrecognized tax benefits. The Company recognizes interest and penalties related to underpayment of income taxes as a component of income tax expense. With few exceptions, the Company is no longer subject to U.S. federal, state and foreign income tax examinations by tax authorities in major tax jurisdictions for years prior to fiscal 2013. The Company believes it is reasonably possible that the total amount of unrecognized tax benefits could decrease by up to $2.2 million throughout fiscal 2026.

Cash paid for income taxes, net of refunds, totaled $26.6 million, $23.8 million and $2.7 million during the years ended August 31, 2025, 2024 and 2023, respectively.

Note 14.   Capital Stock and Share Repurchases

The authorized common stock of the Company as of August 31, 2025 consisted of 168,000,000 shares of Class A common stock, $0.20 par value, of which 52,946,336 shares were issued and outstanding; 1,500,000 shares of Class B common stock, $0.20 par value, none of which are outstanding; and 160,000 shares of cumulative preferred stock, $1.00 par value ("preferred stock"), none of which have been issued. Holders of both classes of the Company's common stock are entitled to dividends, as the Company's Board of Directors may declare out of funds legally available, subject to any contractual restrictions on the payment of dividends or other distributions on the common stock. If the Company were to issue any of its preferred stock, no dividends could be paid or set apart on shares of common stock, unless paid in common stock, until dividends on all of the issued and outstanding shares of preferred stock had been paid or set apart for payment and provision had been made for any mandatory sinking fund payments.

The Company's Board of Directors has authorized the repurchase of shares of the Company's common stock under publicly announced share repurchase programs. Since the inception of the initial share repurchase program in fiscal 2012, the Company has repurchased 31,781,381 shares of common stock for $907.6 million. In March 2022, the Company's Board of Directors approved a new share repurchase program authorizing the repurchase of a total of 10,000,000 shares of the Company's outstanding common stock. In December 2023, the Company's Board of Directors authorized the retirement of the Company's repurchased shares. The Company repurchased 1,309,466 shares for $38.4 million in the year ended August 31, 2024 and 1,699,200 shares for $68.7 million in the year ended August 31, 2025. All shares repurchased have been retired. At August 31, 2025, the maximum number of shares that may yet be purchased under the program is 1,017,849 shares.

On October 10, 2025, the Company's Board of Directors authorized the repurchase of the Company's common stock for up to an aggregate amount of $200 million, expiring on October 31, 2029 or earlier as may be determined by the Company's Board of Directors or an authorized committee. The new share repurchase authorization replaces the prior authorization except to the extent of purchases under the Company's Rule 10b5-1 plan then in place.

Earnings Per Share

The reconciliation between basic and diluted earnings per share is as follows (in thousands, except per share amounts):

	Year Ended August 31,		
	2025	2024	2023
Numerator:			
Net earnings from continuing operations	$ 92,749	$ 82,207	$ 53,649
Earnings from discontinued operations, net of income taxes	—	3,542	(7,088)
Net earnings	$ 92,749	$ 85,749	$ 46,561
Denominator:			
Weighted average common shares outstanding - basic	54,049	54,336	56,680
Net effect of dilutive securities - stock based compensation plans	436	526	437
Weighted average common shares outstanding - diluted	54,485	54,862	57,117
Earnings per share from continuing operations			
Basic	$ 1.72	$ 1.51	$ 0.95
Diluted	$ 1.70	$ 1.50	$ 0.94
Earnings (loss) per share from discontinued operations			
Basic	$ —	$ 0.07	$ (0.13)
Diluted	$ —	$ 0.06	$ (0.12)
Earnings per share:			
Basic	$ 1.72	$ 1.58	$ 0.82
Diluted	$ 1.70	$ 1.56	$ 0.82
Anti-dilutive securities- stock based compensation plans (excluded from earnings per share calculation)	130	96	891

Note 15.   Stock Plans

Share based awards may be granted to key employees and directors under the Enerpac Tool Group Corp. 2017 Omnibus Incentive Plan (as amended and restated November 9, 2020) (the "Plan"). A total of 7,825,000 shares of Class A common stock have been authorized for issuance under the Plan plus shares, if any, that become issuable, pursuant to the terms of the Plan, upon the expiration, cancellation or forfeiture of awards under our previously registered stock plans outstanding at the time the Plan was first approved by the Company's shareholders. At August 31, 2025, 2,577,263 shares were available for future award grants. The Plan permits the Company to grant share-based awards, including stock options, restricted stock units and performance shares to employees and directors. Under the Plan, options may have a maximum term of ten years and an exercise price per share no less than 100% of the fair market value of the Company's common stock at the date of grant. No Options have been granted under Plan. The Company's restricted stock grants generally vest, subject to continued employment, in equal annual installments over a three-year period. The awards of performance shares generally include a three-year performance period and vest at the end of the period, subject to continued employment. The awards of performance shares granted in fiscal 2025, fiscal 2024 and fiscal 2023 generally provide for payout based 33.34% on the relative total shareholder return metric, 33.33% on the Company's adjusted earnings per share and 33.33% on the Company's three-year average return on invested capital. The provisions of share-based awards may vary by individual grant with respect to vesting period, dividend and voting rights, performance conditions and forfeitures.

A summary of restricted stock units and performance shares activity during fiscal 2025 is as follows:

	Number of Shares	Weighted-Average Fair Value at Grant Date (Per Share)
Outstanding on August 31, 2024	879,865	$25.50
Granted	328,038	41.33
Forfeited	(43,472)	32.21
Vested	(506,708)	23.28
Outstanding on August 31, 2025	657,723	$34.66

A summary of stock option activity during fiscal 2025 is as follows:

	Shares	Weighted-Average Exercise Price (Per Share)	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding on September 1, 2024	225,849	$ 25.81		
Granted	—	—		
Exercised	(74,816)	23.09		
Forfeited	(24,862)	30.85		
Expired	—	—		
Outstanding on August 31, 2025	126,171	$ 26.42	1.3	$ 2,008,202
Exercisable on August 31, 2025	126,171	$ 26.42	1.3	$ 2,008,202

Intrinsic value is the difference between the market value of the stock at August 31, 2025 and the exercise price which is aggregated for all options outstanding and exercisable. A summary of the total intrinsic value of options exercised and cash receipts from options exercised is summarized below (in thousands, except per share amounts):

	Year Ended August 31,		
	2025	2024	2023
Intrinsic value of options exercised	$ 1,707	$ 2,946	$ 169
Cash receipts from exercise of options	1,734	6,902	973

The Company generally records compensation expense over the vesting period for restricted stock unit awards based on the market value of the Company's Class A common stock on the grant date and utilized an expected forfeiture rate of 12% for the years ended August 31, 2025, 2024 and 2023. The fair value of Performance Shares with market vesting conditions utilize a Monte Carlo simulation model while those with performance vesting conditions have a fair value based on market price on the date of grant with updates made periodically to the amount of expense recognized based on our assessment of the performance condition being met with a range of attainment between —% and 200%.

As of August 31, 2025, there was $9.9 million of total unrecognized compensation cost related to share-based awards, including stock options, restricted stock units and Performance Shares, which will be recognized over a weighted average period of 1.7 years. The total fair value of share-based awards that vested during the fiscal years ended August 31, 2025 and 2024 was $11.8 million and $8.3 million, respectively.

Note 16.   Business Segment, Geographic and Customer Information

The Company is a global manufacturer of a broad range of industrial products and solutions. The IT&S reportable segment is primarily engaged in the design, manufacture and distribution of branded hydraulic and mechanical tools and in providing services and tool rental to the infrastructure, industrial MRO, oil & gas, mining, alternative and renewable energy, civil construction and other markets. The Other operating segment is included for purposes of reconciliation of the respective balances below to the consolidated financial statements.

The Company's Chief Executive Officer is the Chief Operating Decision Maker (CODM). The CODM allocates resources and makes operating decisions based on the financial information presented by the Company's segments. The measures regularly reviewed by our CODM include segment sales, segment operating profit and segment operating profit margin. Our CODM uses these financial measures, to evaluate and allocate capital and company resources as critical determinants of segment performance. In addition, these metrics are used to monitor forecasted to actual and budgeted results to benchmark to our peers. The following table includes segment sales, significant expense items and segment operating profit as viewed by the CODM for the years ended August 31, 2025, 2024, and 2023.

	Year Ended August 31,		
	2025	**2024**	**2023**
Net Sales by Reportable Segment & Product Line			
IT&S Segment			
Product	$ 479,001	$ 455,647	$ 447,603
Service & Rental	116,824	115,506	107,575
IT&S Segment	595,825	571,153	555,178
Other Segment	21,074	18,357	43,026
	$ 616,899	$ 589,510	$ 598,204
Cost of Products Sold			
IT&S Segment	$ 295,335	$ 278,602	$ 274,783
Other Segment	9,661	8,950	26,546
Corporate	74	947	1,836
	305,070	288,499	303,165
Gross Profit			
IT&S Segment	300,490	292,551	280,395
Other Segment	11,413	9,407	16,480
Corporate	(74)	(947)	(1,836)
	311,829	301,011	295,039
Selling, General and Administrative Expenses			
IT&S Segment	128,724	129,365	135,797
Other Segment	5,350	4,964	9,962
General Corporate	32,846	34,236	59,305
	166,920	168,565	205,064
Amortization of Intangible Assets			
IT&S Segment	5,404	3,280	3,297
Other Segment	—	—	1,719
General Corporate	172	32	96
	5,576	3,312	5,112

	Year Ended August 31,		
	2025	**2024**	**2023**
Restructuring Charges			
IT&S Segment	2,493	6,801	5,418
Other Segment	—	47	—
General Corporate	3,369	552	1,678
	5,862	7,400	7,096
Impairment & Divestiture Charges			
Other Segment	—	147	(6,155)
	—	147	(6,155)
Operating Profit (Loss)			
IT&S Segment	163,869	153,105	135,883
Other Segment	6,063	4,249	10,954
Corporate	(36,461)	(35,767)	(62,915)
	133,471	121,587	83,922
Operating Profit %			
IT&S Segment	27.5 %	26.8 %	24.5 %
Other Segment	28.8 %	23.1 %	25.5 %
Capital Expenditures:			
IT&S Segment	8,906	6,079	7,779
Other Segment	434	561	599
Corporate	10,000	4,771	1,022
	$ 19,340	$ 11,411	$ 9,400

	August 31,	
	2025	**2024**
Assets:		
IT&S Segment	$ 672,123	$ 613,797
Other Segment	25,294	26,533
Corporate	130,450	136,998
	$ 827,867	$ 777,328

In addition to the impact of changes in foreign currency exchange rates, the comparability of segment and product line information is impacted by acquisition/divestiture activities, impairment and divestiture charges, restructuring costs and related benefits. Corporate assets, which are not allocated, principally represent cash and cash equivalents, property, plant, and equipment, ROU assets, capitalized debt issuance costs and deferred income taxes.

The following tables summarize net sales and property, plant and equipment by geographic region (in thousands):

	Year Ended August 31,		
	2025	**2024**	**2023**
Net Sales:			
United States of America	$ 229,026	$ 220,689	$ 231,093
United Kingdom	36,933	36,290	34,085
Germany	29,532	34,700	29,926
Saudi Arabia	26,699	23,113	25,762
Brazil	25,170	22,769	20,523
Canada	25,010	19,248	29,643
Australia	23,382	22,165	28,607
China	17,658	16,258	14,081
Netherlands	17,525	15,737	11,044
All Other	185,964	178,541	173,440
	$ 616,899	$ 589,510	$ 598,204

	August 31,	
	2025	**2024**
Property, Plant and Equipment, net:		
United States of America	$ 26,075	$ 18,150
United Kingdom	8,749	7,599
Spain	5,042	1,560
UAE	3,285	3,130
Brazil	2,971	2,870
Netherlands	2,924	2,547
All other	4,229	4,429
	$ 53,275	$ 40,285

The Company's largest customer accounted for approximately 3% of sales in each of the last three fiscal years. Export sales from domestic operations were 7.3%, 7.9% and 9.9% of total net sales from continuing operations in fiscal 2025, 2024 and 2023, respectively.

Note 17. Commitments and Contingencies

The Company had outstanding commercial letters of credit of $5.9 million and surety bonds of $4.8 million at August 31, 2025, and $4.4 million of letters of credit and $3.8 million of outstanding letters of credit of surety bonds at August 31, 2024, the majority of which relate to commercial contracts and self-insured workers' compensation programs.

As part of the Company's global sourcing strategy, we have entered into agreements with certain suppliers that require the supplier to maintain minimum levels of inventory to support certain products for which we require a short lead time to fulfill customer orders. We have the ability to notify the supplier that they no longer need to maintain the minimum level of inventory should we discontinue manufacturing of a product during the contract period; however, we must purchase the remaining minimum inventory levels the supplier was required to maintain within a defined period of time.

The Company is a party to various legal proceedings that have arisen in the normal course of business. These legal proceedings include regulatory matters, product liability, breaches of contract, employment, personal injury and other disputes. The Company has recorded reserves for loss contingencies based on the specific circumstances of each case. Such reserves are recorded when it is probable a loss has been incurred and can be reasonably estimated. The Company maintains a policy to exclude from such reserves an estimate of legal defense costs. In the opinion of management, resolution of these contingencies is not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

Additionally, in fiscal 2019, the Company provided voluntary self-disclosures to both Dutch and U.S. authorities related to sales of products and services linked to the Crimea region of Ukraine, which sales potentially violated European Union and U.S. sanctions provisions. Although the U.S. investigation closed without further implication, the Dutch investigation continued. The Dutch Investigator concluded his investigation in March 2022 and provided the results to the Public Prosecutor's office for review. Specifically, the Investigator concluded that the sales transactions violated EU sanctions. The conclusion in the Investigator's report was consistent with the Company's understanding of what could be stated in the report and supported the Company to record an expense in the fiscal year-ended August 31, 2021, representing the low end of a reasonable range of financial penalties the Company may incur as no other point within the range was deemed more probable. The matter remains subject to further legal proceedings in the Netherlands. The Company has not adjusted its estimate of financial penalties as a result of the status of legal proceedings in the year ended August 31, 2025. While there can be no assurance of the ultimate outcome of the matter, the Company currently believes that there will be no material adverse effect on the Company's financial position, results of operations or cash flows from this matter.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Balance at Beginning of Period	Additions		Deductions		
		Charged to Costs and Expenses (Income)	Acquisition/ (Divestiture)	Accounts Written Off Less Recoveries	Other	Balance at End of Period
Allowance for losses—Trade accounts receivable						
August 31, 2025	$ 15,912	$ 949	$ 742	$ (13,861)	$ 28	$ 3,770
August 31, 2024	16,781	641	—	(1,473)	(37)	15,912
August 31, 2023	17,504	1,177	(32)	(2,230)	362	16,781
Valuation allowance—Income taxes						
August 31, 2025	$ 57,743	$ 4,822	$ —	$ (34,830)	$ (1)	$ 27,734
August 31, 2024	61,432	1,821	—	(5,511)	1	57,743
August 31, 2023	61,630	3,305	—	(3,503)	—	61,432

Item 9. <u>**Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**</u>

None.

Item 9A. <u>**Controls and Procedures**</u>

Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("the Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective in recording, processing, summarizing, and reporting, and reporting, within the time periods specified in the SEC's rules and forms, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act, and that such information is accumulated and communicated to the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company's management has concluded that, as of August 31, 2025, the Company's internal control over financial reporting was effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young, LLP, an independent registered public accounting firm, has audited the Company's internal control over financial reporting as of August 31, 2025, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the fourth quarter of fiscal 2025 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. <u>**Other Information**</u>

During the three months ended August 31, 2025, none of the Company's directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated a "Rule 10b5-1 trading arrangement" or adopted or terminated a "non-Rule 10b5-1 trading arrangement" (as such terms are defined in Item 408 of Regulation S-K).

Item 9C. <u>**Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**</u>

Not applicable.

PART III

Item 10.   Directors; Executive Officers and Corporate Governance

Information about the Company's directors is incorporated by reference to the "Proposal 1: Election of Directors" section of the Company's Proxy Statement for its Annual Meeting of Shareholders to be held on February 4, 2026 (the "2026 Annual Meeting Proxy Statement"). Information about the Company's Audit Committee, including the members of the committee, and the Company's Audit Committee financial experts, is incorporated by reference to the "Proposal 1: Election of Directors" and "Corporate Governance Matters" sections of the Company's 2026 Annual Meeting Proxy Statement. Information with respect to the timeliness of filings by directors and executive officers of reports required under Section 16(a) of the Securities Exchange Act of 1934, as amended, is incorporated by reference to the "Other Information—Delinquent Section 16(a) Reports" section of the 2026 Annual Meeting Proxy Statement. Information about the Company's executive officers required by this item is contained in the discussion entitled "Executive Officers of the Registrant" in Part I hereof.

The Company has adopted a code of ethics that applies to its senior executive team, including its Chief Executive Officer, Chief Financial Officer and Corporate Controller. The code of ethics is posted on the Company's website and is available free of charge at www.enerpactoolgroup.com. The Company intends to satisfy the requirements under Item 5.05 of Form 8-K regarding disclosure of amendments to, or waivers from, provisions of its code of ethics that apply to the Chief Executive Officer, Chief Financial Officer or Corporate Controller by posting such information on the Company's website.

The Company has adopted an insider trading policy addressing the purchase, sale and other disposition of the Company's securities by its officers, directors and employees that is reasonably designed to promote compliance with U.S. federal insider trading laws, rules and regulations and the rules of the New York Stock Exchange. That policy is filed as Exhibit 19 to this report.

Item 11.   Executive Compensation

The information required by this item is incorporated by reference from the "Proposal 1: Election of Directors," "Corporate Governance Matters," "Executive Compensation" (other than the information appearing under the heading "Pay Versus Performance") and "Non-Employee Director Compensation" sections of the 2026 Annual Meeting Proxy Statement.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference from the "Certain Beneficial Owners" and "Executive Compensation—Equity Compensation Plan Information" sections of the 2026 Annual Meeting Proxy Statement.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference from the "Corporate Governance Matters—Certain Relationships and Related Party Transactions" section of the 2026 Annual Meeting Proxy Statement.

Item 14.   Principal Accountant Fees and Services

The information required by this item is incorporated by reference from the "Other Information—Independent Public Accountants" section of the 2026 Annual Meeting Proxy Statement.

Item 15.   Exhibits and Financial Statement Schedules

Documents filed as part of this report:

1. *Consolidated Financial Statements*

See "Index to Consolidated Financial Statements" set forth in Item 8, "Financial Statements and Supplementary Data" for a list of financial statements filed as part of this report.

2. *Financial Statement Schedules*

See "Index to Financial Statement Schedule" set forth in Item 8, "Financial Statements and Supplementary Data."

3. *Exhibits*

Exhibit	Description	Incorporated Herein By Reference To	Filed Herewith	Furnished Herewith
3.1	(a) Amended and Restated Articles of Incorporation	Exhibit 4.9 to the Registrant's Form 10-Q for the quarter ended February 28, 2001		
	(b) Amendment to Amended and Restated Articles of Incorporation	Exhibit 3.1(b) of the Registrant's Form 10-K for the fiscal year ended August 31, 2003		
	(c) Amendment to Amended and Restated Articles of Incorporation	Exhibit 3.1 to the Registrant's Form 10-K for the fiscal year ended August 31, 2004		
	(d) Amendment to Amended and Restated Articles of Incorporation	Exhibit 3.1 to the Registrant's Form 8-K filed on July 18, 2006		
	(e) Amendment of Amended and Restated Articles of Incorporation	Exhibit 3.1 to the Registrant's Form 8-K filed on January 14, 2010		
	(f) Amendment of Amended and Restated Articles of Incorporation	Exhibit 3.1 to the Registrant's Form 8-K/A filed on January 30, 2020		
3.2	Amended and Restated Bylaws, as amended	Exhibit 3.1 of the Registrant's Form 8-K filed on August 1, 2022		
4.1	Description of Registered Securities	Exhibit 4.1 to the Registrant's Form 10-K for the fiscal year ended August 31, 2020		
10.1	Credit Agreement dated as of September 9, 2022 among Enerpac Tool Group Corp., the initial subsidiary borrowers party thereto, the guarantors party thereto, the lenders party thereto, and PNC Bank, National Association, as administrative agent	Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on September 15, 2022		
10.2*	Outside Directors' Deferred Compensation Plan (as amended and restated effective July 23, 2021)	Exhibit 10.2 to the Registrant's Form 10-K for the fiscal year ended August 31, 2021		

Exhibit	Description	Incorporated Herein By Reference To	Filed Herewith	Furnished Herewith
10.3*	Deferred Compensation Plan (conformed through the fourth amendment)	Exhibit 10.2 to the Registrant's Form 10-Q for the quarter ended November 30, 2014		
10.4*	Non-Qualified Deferred Compensation Plan (conformed through the first amendment)	Exhibit 10.4 to the Registrant's Form 10-K for the fiscal year ended August 31, 2020		
10.5*	2010 Employee Stock Purchase Plan (as amended and restated December 1, 2023)	Exhibit 10.5 to the Registrant's Form 10-K for the fiscal year ended August 31, 2024		
10.6*	Enerpac Tool Group Corp. 2017 Omnibus Incentive Plan (as amended and restated November 9, 2020)	Appendix A to the Proxy Statement on Schedule 14A filed by Enerpac Tool Group Corp. on December 4, 2020		
10.7*	2009 Omnibus Incentive Plan, conformed through the Second Amendment thereto	Exhibit 99.1 to the Registrant's Form 8-K filed on January 17, 2013		
10.8*	(a) Amended and Restated 2001 Outside Directors' Stock Plan	Exhibit A to the Registrant's Definitive Proxy Statement, dated December 5, 2005		
	(b) First Amendment to the Amended and Restated 2001 Outside Directors' Stock Plan dated December 25, 2008	Exhibit 10.10 to the Registrant's Form 10-Q for the quarter ended November 30, 2008		
10.9*	Supplemental Executive Retirement Plan (conformed through the first amendment)	Exhibit 10.3 to the Registrant's Form 10-Q for the quarter ended November 30, 2014		
10.10*	Senior Officer Severance Plan		X	
10.11*	Form of Indemnification Agreement for Directors and Officers	Exhibit 10.1 to the Registrant's Form 8-K filed on August 2, 2018		
10.12*	Form of Amended and Restated Change in Control Agreement	Exhibit 10.1 to the Registrant's Form 8-K filed on August 1, 2017		
10.13*	Executive Officer Bonus Plan	Exhibit B to the Registrant's Definitive Proxy Statement dated December 3, 2012		
10.14*	Form of NQSO Award (Director) under the 2009 Omnibus Incentive Plan*	Exhibit 10.1(a) to the Registrant's Form 10-Q for the quarter ended February 28, 2014		
10.15*	Form RSA Award (Director) under the 2017 Omnibus Incentive Plan	Exhibit 10.14 to the Registrant's Form 10-K for the fiscal year ended August 31, 2018		

Exhibit	Description	Incorporated Herein By Reference To	Filed Herewith	Furnished Herewith
10.16*	(a) Form of RSU Award (Director) under the 2017 Omnibus Incentive Plan*	Exhibit 10.15(a) to the Registrant's Form 10-K for the fiscal year ended August 31, 2018		
	(b) Form of RSU Award (Officer) under the 2017 Omnibus Incentive Plan*	Exhibit 10.15(b) to the Registrant's Form 10-K for the fiscal year ended August 31, 2018		
	(c) Form of RSU Award (Officer) under the 2017 Omnibus Incentive Plan for awards commencing in 2024)*	Exhibit 10.1 to the Registrant's Form 10-Q for the quarter ended May 31, 2024		
10.17*	(a) Form of PSU Award - Total Shareholder Return (Officer) under the 2017 Omnibus Incentive Plan*	Exhibit 10.16(a) to the Registrant's Form 10-K for the fiscal year ended August 31, 2018		
	(b) Form of PSU Award - Free Cash Flow (Officer) under the 2017 Omnibus Incentive Plan*	Exhibit 10.16(b) to the Registrant's Form 10-K for the fiscal year ended August 31, 2018		
	(c) Form of PSU Award - Total Shareholder Return (Officer) under the 2017 Omnibus Incentive Plan (for awards commencing in 2024)*	Exhibit 10.1 to the Registrant's Form 8-K filed on January 23, 2025		
	(d) Form of PSU Award - Return on Invested Capital (Officer) under the 2017 Omnibus Incentive Plan (for awards commencing in 2024)*	Exhibit 10.2 to the Registrant's Form 8-K filed on January 23, 2025		
	(e) Form of PSU Award - Earnings Per Share (Officer) under the 2017 Omnibus Incentive Plan (for awards commencing in 2024)*	Exhibit 10.3 to the Registrant's Form 8-K filed on January 23, 2025		
10.18*	(a) Form of Restricted Stock Unit (RSU) agreement under the 2017 Omnibus Incentive Plan (Special Executive Grant)	Exhibit 10.1 to the Registrant's Form 8-K filed on September 1, 2023		
	(b) Form of Performance Share Award agreement under the 2017 Omnibus Incentive Plan (Special Executive Grant)	Exhibit 10.2 to the Registrant's Form 8-K filed on September 1, 2023		
10.19*	Letter agreement dated September 22, 2021 between Paul E. Sternlieb and Enerpac Tool Group Corp.	Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on September 29, 2021		
10.20*	Letter agreement dated September 23, 2024 between Darren M. Kozik and Enerpac Tool Group Corp.	Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on October 15, 2024		
10.21*	Letter agreement dated January 19, 2022 between Benjamin J. Topercer and Enerpac Tool Group Corp.	Exhibit 10.23 to the Registrant's Form 10-K for the fiscal year ended August 31, 2022		

Exhibit	Description	Incorporated Herein By Reference To	Filed Herewith	Furnished Herewith
10.22*	Letter agreement dated June 17, 2024 between Eric T. Chack and Enerpac Tool Group Corp.	Exhibit 10.24 to the Registrant's Form 10-K for the fiscal year ended August 31, 2024		
10.23*	Letter agreement dated June 6, 2025 between Noah N. Popp and Enerpac Tool Group Corp.		X	
14	Code of Ethics Applicable to Senior Financial Executives	Exhibit 14 of the Registrant's Form 10-K for the fiscal year ended August 31, 2017		
19	Enerpac Tool Group Corp. Insider Trading Policy	Exhibit 19 of the Registrant's Form 10-K for the fiscal year ended August 31, 2024		
21	Subsidiaries of the Registrant		X	
23	Consent of Ernst & Young LLP		X	
24	Power of Attorney		See signature page of this report	
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		X	
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002		X	
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			X
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			X
97	Enerpac Tool Group Corp. Dodd-Frank Clawback Policy	Exhibit 97 of the Registrant's Form 10-K for the fiscal year ended August 31, 2024		
101	The following materials from the Enerpac Tool Group Corp. Form 10-K for the year ended August 31, 2025 formatted in Inline Extensible Business Reporting Language (Inline XBRL): (i) the Consolidated Statements of Earnings, (ii) the Consolidated Statements of Comprehensive Income (Loss), (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements.		X	

Exhibit	Description	Incorporated Herein By Reference To	Filed Herewith	Furnished Herewith
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in the Interactive Data Files submitted as Exhibit 101)		X	

* Management contract or compensatory plan required to be filed under Item 15 of this report and Item 601 of Regulation S-K of the Securities and Exchange Commission.

Item 16.   Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPAC TOOL GROUP CORP.
(Registrant)

By: /s/ DARREN M. KOZIK
Darren M. Kozik

Executive Vice President and Chief Financial Officer

Dated: October 17, 2025

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul E. Sternlieb, Darren M. Kozik and Noah N. Popp, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all and any other regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.*

Signature	Title
/s/ PAUL E. STERNLIEB Paul E. Sternlieb	President and Chief Executive Officer, Director *(Principal Executive Officer)*
/s/ ALFREDO ALTAVILLA Alfredo Altavilla	Director
/s/ JUDY ALTMAIER Judy Altmaier	Director
/s/ J. PALMER CLARKSON J. Palmer Clarkson	Director
/s/ DANNY L. CUNNINGHAM Danny L. Cunningham	Director
/s/ E. JAMES FERLAND E. James Ferland	Chairman of the Board of Directors
/s/ COLLEEN M. HEALY Colleen M. Healy	Director
/s/ RICHARD D. HOLDER Richard D. Holder	Director
/s/ LYNN C. MINELLA Lynn C. Minella	Director
/s/ SIDNEY S. SIMMONS Sidney S. Simmons	Director
/s/ DARREN M. KOZIK Darren M. Kozik	Executive Vice President and Chief Financial Officer *(Principal Financial Officer)*
/s/ PATRICK J. DAWSON Patrick J. Dawson	Principal Accounting Officer and Corporate Controller *(Principal Accounting Officer)*

* Each of the above signatures is affixed as of October 17, 2025.

APPENDIX
Reconciliation of GAAP measure to Non-GAAP measures
(the following information is not included as part of Enerpac Tool Group's SEC Form 10-K)
(US$ in thousands)

	FY2021	FY2022	FY2023	FY2024	FY2025
Net Sales	$528,660	$571,223	$598,204	$589,510	$616,899
Organic Growth	*5%*	*11%*	*8%*	*2%*	*1%*
Gross Profit	$243,156	$265,388	$295,039	$301,011	$311,830
Gross Profit %	*46.0%*	*46.5%*	*49.3%*	*51.1%*	*50.5%*

Enerpac Tool Group Organic Sales Growth

	FY2025	FY2024	% Change
Net Sales	$616,899	$589,510	4.6%
Fx Impact	-	2,087	
Acquisitions	(19,571)	-	
Organic Sales Growth	$597,328	$591,597	1.0%

	FY2024	FY2023	% Change
Net Sales	$589,510	$598,204	-1%
Fx Impact	-	1,074	
Divestiture	-	(22,737)	
Organic Sales Growth	$589,510	$576,541	2%

	FY2023	FY2022	% Change
Net Sales	$598,204	$571,223	5%
Fx Impact	-	(10,998)	
Divestiture	(121)	(5,556)	
Organic Sales Growth	$598,083	$554,669	8%

	FY2022	FY2021	% Change
Net Sales	$571,223	$528,660	8%
Fx Impact	-	(14,565)	
Organic Sales Growth	$571,223	$514,095	11%

	FY2021	FY2020	% Change
Net Sales	$528,660	$493,292	7%
Fx Impact	-	10,549	
Acquisitions	(13,584)	(6,789)	
Strategic Exits	-	(8,529)	
Organic Sales Growth	$515,076	$488,523	5%

Organic Sales Growth by Product Line

	FY2025	FY2024	% Change
IT&S Net Sales	$595,825	$571,152	4.3%
Fx Impact	-	2,087	
Acquisitions	(19,571)	-	
IT&S Organic Sales Growth	$576,254	$573,239	0.5%

	FY2025	FY2024	% Change
IT&S Product Net Sales	$479,000	$455,647	5.1%
Fx Impact	-	2,265	
Acquisitions	(19,571)	-	
IT&S Product Organic Sales Growth	$459,429	$457,912	0.3%

	FY2025	FY2024	% Change
IT&S Service Net Sales	$116,825	$115,506	1.1%
Fx Impact	-	(178)	
IT&S Service Organic Sales Growth	$116,825	$115,328	1.3%

	FY2025	FY2024	% Change
Other (Cortland Medical)	$21,074	$18,357	14.8%
Fx Impact	-	-	
Other (Cortland Medical) Organic Sales Growth	$21,074	$18,357	14.8%

Reconciliation of GAAP measure to Non-GAAP measures
(the following information is not included as part of Enerpac Tool Group's SEC Form 10-K)
(US$ in thousands except per share amounts)

EBITDA from Continuing Operations	**FY2021**	**FY2022**	**FY2023**	**FY2024**	**FY2025**
Earnings from continuing operations	$40,212	$19,591	$53,649	$82,207	$92,749
Financing costs, net	5,266	4,386	12,389	13,524	9,911
Income tax expense	3,763	4,401	15,249	23,312	27,980
Depreciation & amortization	21,611	19,600	16,313	13,275	15,674
EBITDA	**$70,852**	**$47,978**	**$97,600**	**$132,318**	**$146,314**

Adj EBITDA from Continuing Operations					
EBITDA	**$70,852**	**$47,978**	**$97,600**	**$132,318**	**$146,314**
Impairment & divestiture charges (benefit)	6,198	2,413	(6,155)	147	-
Restructuring charges	2,392	8,135	7,681	7,843	5,862
Gain on sale of facility, net of transaction charges	(5,359)	(585)	-	-	-
Leadership transition charges	609	8,269	783	-	-
Business review charges	-	3,002	-	-	-
ASCEND transformation program charges	-	13,616	35,419	7,047	-
M&A charges	-	-	1,015	121	1,419
Adj. EBITDA	**$74,692**	**$82,828**	**$136,343**	**$147,476**	**$153,595**
Adj EBITDA %	***14.1%***	***14.5%***	***22.8%***	***25.0%***	***24.9%***

Adjusted Earnings from Continuing Operations	**FY2021**	**FY2022**	**FY2023**	**FY2024**	**FY2025**
Net Earnings	**$38,077**	**$15,686**	**$46,561**	**$85,749**	**$92,749**
Loss from discontinued operations, net of income tax	(2,135)	(3,905)	(7,088)	3,542	-
Earnings from Continuing Operations	**$ 40,212**	**$ 19,591**	**$ 53,649**	**$ 82,207**	**$ 92,749**
Impairment & divestiture charges (benefit)	6,198	2,413	(6,155)	147	-
Restructuring charges	2,392	8,135	7,681	7,843	5,862
Gain on sale of facility, net of transaction charges	(5,359)	(585)	-	-	-
Leadership transition charges	609	8,269	783	-	-
Business review charges	-	3,002	-	-	-
ASCEND transformation program charges	-	13,616	35,419	7,047	-
M&A charges	-	-	1,015	121	1,419
Accelerated debt issuance costs	-	-	317	-	-
Net tax effect of reconciling items above	1,984	(6,291)	(9,976)	(2,945)	(1,406)
Other income tax (benefit) expense	(8,155)	210	144	137	-
Adjusted Earnings from Continuing Operations	**$37,881**	**$48,360**	**$82,877**	**$94,557**	**$98,624**

Adjusted Diluted Earnings per share from Continuing Operations					
Net Earnings	**$0.63**	**$0.26**	**$0.82**	**$1.56**	**$1.70**
Loss from discontinued operations, net of income tax	(0.04)	(0.07)	(0.12)	0.06	-
Earnings from Continuing Operations	**0.67**	**0.33**	**0.94**	**1.50**	**1.70**
Impairment & divestiture charges (benefit), net of tax effect	0.09	0.04	(0.11)	0.00	-
Restructuring charges, net of tax effect	0.03	0.11	0.11	0.11	0.09
Gain on sale of facility, net of transaction charges, net of tax effect	(0.04)	(0.01)	-	-	-
Leadership transition charges, net of tax effect	0.01	0.12	0.01	-	-
Business review charges, net of tax effect	-	0.04	-	-	-
M&A charges, net of tax effect	-	-	0.01	-	0.02
ASCEND transformation program charges, net of tax effect	-	0.17	0.48	0.11	-
Accelerated debt issuance costs, net of tax effect	-	-	0.00	-	-
Other income tax (benefit) expense	(0.14)	0.00	0.00	0.00	-
Adjusted Diluted Earnings per share from Continuing Operations	**$0.63**	**$0.81**	**$1.45**	**$1.72**	**$1.81**

Free Cash Flow	**FY2021**	**FY2022**	**FY2023**	**FY2024**	**FY2025**
Cash provided by operating activities	$54,183	$51,736	$77,603	$81,319	$111,284
Capital expenditures	(12,019)	(7,241)	(8,715)	(11,411)	(19,340)
Free Cash Flow	**$42,164**	**$44,495**	**$68,888**	**$69,908**	**$91,944**

Adjusted Selling, general and administrative expenses	**FY2024**	**FY2025**
Selling, general and administrative expenses	**$168,566**	**$166,920**
ASCEND transformation program charges	(6,029)	-
M&A charges	(121)	(1,415)
Adj. Selling, general and administrative expenses	**$162,415**	**$165,505**
Adj. Selling, general and administrative expenses %	***27.6%***	***26.8%***

Notes:
For all reconciliations of GAAP measures to non-GAAP measures, the summation of the individual components may not equal the total due to rounding. With respect to the earnings per share reconciliations the impact of share dilution on the calculation of the net earnings or loss per share on discontinued operations per share may result in the summation of these components not equaling the total earnings per share from continuing operations.



648 N. Plankinton Ave., 4th Floor
Milwaukee, WI 53203-2917
+1.262.293.1500
www.enerpactoolgroup.com